SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-1A

           RegistrationStatement   Under   the   Securities   Act  of  1933  [X]
                       Pre-Effective Amendment No. [ ]

                        Post-Effective Amendment No.   [24]

                                       and/or

       Registration Statement Under the Investment Company Act of 1940 [X]
                              Amendment No.  [27]
                       -----------------------------------

                                Ultra Series Fund
                               2000 Heritage Way

                              Waverly, Iowa 50677
                            (319) 352-4090, ext. 2157
            (Registrant's Exact Name, Address and Telephone Number)

                             Barbara L. Secor, Esq.
                       CUNA Mutual Life Insurance Company
                               2000 Heritage Way
                              Waverly, Iowa 50677

                     (Name and Address of Agent for Service)

                                    Copy to:

                              Stephen E. Roth, Esq.
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D. C. 20004-2404

                  Approximate Date of Proposed Public Offering:  [      ]

                  --------------------------------------------

It is proposed that this filing will become effective (check appropriate box)

[ ] immediately upon filing pursuant to paragraph (b)
[X] on May 1, 2000 pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on (date) pursuant to paragraph (a)(1)
[ ] 75 days after filing pursuant to paragraph (a)(2)
[ ] on (date)pursuant to paragraph (a)(2) of rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                                Ultra Series Fund

Prospectus                                                           May 1, 2000

                                Money Market Fund
                               Treasury 2000 Fund
                                    Bond Fund
                                  Balanced Fund
                          Growth and Income Stock Fund
                         Capital Appreciation Stock Fund
                               Mid-Cap Stock Fund

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved the shares in these funds, nor does the Commission guarantee the accuracy or adequacy of the prospectus. Any statement to the contrary is a criminal offense.

                                TABLE OF CONTENTS
                                                                          PAGE

The Fund
         Expenses............................................................1
         Money Market Fund...................................................2
         Treasury 2000 Fund..................................................4
         Bond Fund...........................................................6
         Balanced Fund.......................................................8
         Growth and Income Stock Fund.......................................10
         Capital Appreciation Stock Fund....................................12
         Mid-Cap Stock Fund.................................................14
         Risk vs. Return....................................................16

Risks Associated with Certain Higher Risk Securities
         Foreign Securities.................................................17
         Euro Conversion....................................................17
         Small Capitalization Stocks........................................18

The Shares
         Offer..............................................................18
         Purchase and Redemption............................................19
         Pricing of Fund Shares.............................................20
         Taxes..............................................................20

More About Ultra Series Fund
         Portfolio

Management..................................................................21
         Inquiries..........................................................22
         Financial Highlights...............................................22

Additional information about each fund's investments is available in the Statement of Additional Information (SAI), and the annual and semiannual reports to shareholders. In particular, the annual reports will discuss the relevant market conditions and investment strategies used by the portfolio manager(s) that materially affected performance during the prior fiscal year. You may get a copy of the most recent of these reports at no cost by calling 1-800-798-5500.

Please note that an investment in any of these funds is not a deposit in a credit union or other financial institution and is neither insured nor endorsed in any way by any credit union, other financial institution, or government agency. Such an investment involves certain risks, including loss of principal, and is not guaranteed to result in positive investment gains. These funds may not achieve their objectives.

                                    EXPENSES

        This table describes the expenses that you may pay if you buy and hold shares of the fund.

                                SHAREHOLDER FEES
                                      None

                         ANNUAL FUND OPERATING EXPENSES

                                                           Total Annual
FUNDS                        Management       Other      Operating Expenses
Money Market                    .45%           .01%             .46%
Treasury 2000                   .45%           None             .45%
Bond                            .55%           .01%             .56%
Balanced                        .70%           .01%             .71%
Growth and Income Stock         .60%           .01%             .61%
Capital Appreciation Stock      .80%           .01%             .81%
Mid-Cap Stock                  1.00%           .01%            1.01%

Annual fund operating expenses are paid out of fund assets and are reflected in the share price.

Management fees are amounts paid to the investment adviser for managing the funds' investments and administering fund operations.

Other expenses are trustees' fees, auditors' fees, interest on borrowings, any taxes and extraordinary expenses.

EXAMPLES

The examples shown below are intended to help you compare the cost of investing in each fund with the cost of investing in other mutual funds. The examples are based on a $10,000 initial investment in each fund over the various time periods indicated. The examples assumes: (1) 5% annual return and (2) redemption at the end of each period.

Fund                          1 year     3 years    5 years      10 years
Money Market                  $ 47        $148      $258         $  579
Treasury 2000                   46         144       252            567
Bond                            57         179       313            701
Balanced                        73         227       395            883
Growth and Income Stock         62         195       340            762
Capital Appreciation Stock      83         259       450          1,002
Mid-Cap Stock                  103         322       558          1,236

You should not consider the examples above as a representation of past or future expenses. Actual expenses may be greater or lesser than those shown.

                                MONEY MARKET FUND

INVESTMENT OBJECTIVE

What is this fund's goal?

The Money Market Fund seeks high current income from money market instruments consistent with the preservation of capital and liquidity. The fund intends to maintain a stable value of $1.00 per share.

INVESTOR PROFILE

Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

-        require stability of principal

- are seeking a mutual fund for the cash portion of an asset allocation program

-        need to "park" your money temporarily or

-        consider yourself a saver rather than an investor.

You may want to invest fewer of your assets in this fund if you:

-        want federal deposit insurance

-        are seeking an investment that is likely to outpace inflation

- are investing for retirement or other goals that are many years in the future or

-        are investing for growth or maximum current income.

PRINCIPAL RISKS

What are the main risks of investing in this fund?

As with any money market fund, the yield paid by the fund will vary with changes in interest rates. Generally, if interest rates rise, the market value of income bearing securities will decline. There is a possibility that the fund's share value could fall below $1.00, which could reduce the value of your account. An investment in the Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund attempts to maintain a stable price of $1.00 per share, there is no assurance that it will be able to do so and it is possible to lose money by investing in the fund.

PRINCIPAL INVESTMENT STRATEGIES

How does this fund pursue its objective?

The Money Market Fund invests exclusively in U.S. dollar-denominated money market securities maturing (or resetting their interest rates to market levels) in thirteen months or less from the date of purchase. It includes securities issued by U.S. and foreign financial institutions, corporate issuers, the U.S. Government and its agencies and instrumentalities, municipalities, foreign governments, and multi-national organizations such as the World Bank. At least 95% of the fund's assets must be rated in the highest short-term category (or its unrated equivalent), and 100% of the fund's assets must be invested in securities rated in the two highest rating categories. A more detailed description of the types of permissible issuers and rating categories is contained in the SAI. The fund maintains a dollar-weighted average portfolio maturity of 90 days or less. The fund may also invest in U.S. dollar-denominated foreign money market securities, although no more than 25% of the fund's assets may be invested in these securities unless they are backed by a U.S. parent financial institution.

                          MONEY MARKET FUND PERFORMANCE

How has the Money Market Fund performed?

The following chart provides an indication of the risks of investing in the Money Market Fund by showing the changes in the portfolio performance of the Fund from year to year over a 10-year period. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Returns
                            (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the past ten calendar years for the Money Market Fund. Total returns are as follows:

 1990             7.53%             1995             5.21%
 1991             5.36%             1996             4.72%
 1992             3.05%             1997             5.01%
 1993             2.86%             1998             5.00%
 1994             3.34%             1999             4.69%

                  Best Calendar Quarter:           2Q90        1.92%
                  Worst Calendar Quarter:          2Q93        0.60%

Please remember that past performance is no guarantee of the results the Money Market Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.
--------------------------------------------------------------------------------
How does the performance of the Money Market Fund compare to general money market returns?

The following table compares the performance of the Money Market Fund with the performance of the 90-day U.S. Treasury Bill, which is one measure of the performance of the relevant market. Returns shown for the Money Market Fund are after the deduction of fund management and operating expenses. The Treasury Bill returns bear no such expenses.

            Average Annual Total Returns (As of December 31, 1999)

                              One Year    Five Year    Ten Year
Money Market Fund Shares        4.69%      4.93%         4.67%
90-day U.S. Treasury Bill       4.73%      5.19%         5.04%

                               TREASURY 2000 FUND

INVESTMENT OBJECTIVE

What is this fund's goal?

The Treasury 2000 Fund seeks to provide safety of capital and a relatively predictable payout upon portfolio maturity.

INVESTOR PROFILE

Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

- desire an assured future value of a portion of your investments at a specified future date or

-   prefer the very high credit quality of U. S. Treasury securities.

You may want to invest fewer of your assets in this fund if you:

-   want Federal deposit insurance

- are willing to assume some variability of future balance in pursuit of higher long term returns or

-   want an investment based on growth or maximum current income.

PRINCIPAL RISKS

What are the main risks of investing in this fund?

Because of their substantial discount from face value, prices of Stripped Treasury Securities are particularly sensitive to changes in interest rates. The longer the term to maturity, the more susceptible these securities will be to a given change in interest rates (interest rate risk).

Variable rates of inflation and economic growth, together with the fiscal and monetary policies adopted to attempt to deal with these and other economic problems, contribute to wide fluctuations in interest rates (and thus in the value of fixed-rate debt obligations like these). Although more volatile, Stripped Treasury Securities avoid reinvestment risk of interest payments at inopportune times in the market. Avoiding this risk is an important factor in being able to achieve a relatively predictable payout upon portfolio maturity.

PRINCIPAL INVESTMENT STRATEGIES

How does this fund pursue its objective?

The Treasury 2000 Fund invests primarily in Stripped Treasury Securities. Stripped Treasury Securities include U.S. Treasury debt obligations originally issued as bearer bonds that have been stripped of their unmatured interest coupons. Stripped Treasury Securities do not receive any periodic payments of interest and are not subject to early redemption. The Stripped Treasury Securities held by this fund mature on November 15, 2000.

Unlike most coupon-bearing bonds, Stripped Treasury Securities are sold at a substantial discount from face value because the buyer receives only the right to receive one future fixed payment and does not receive any rights to periodic interest payments. While Stripped Treasury Securities insulate shareholders from being unable to invest interest payments received at a rate as high as the yield to maturity on the stripped security, they also prevent investing the interest at a higher rate should interest rates rise.

In addition to Stripped Treasury Securities, this fund may invest in coupon-bearing Treasury Notes with maturities identical to those of the Stripped Treasury Securities held in the portfolio. The Treasury Notes may be purchased to the extent necessary to maintain sufficient cash flow to pay the investment adviser's fees.


At a specific time to be determined by the Adviser, between May 1, 2000 and November 15, 2000, the securities held by the Fund will be liquidated. As the Fund liquidates the portfolio, it will invest the proceeds in securities similar to those purchased by the Money Market Fund. On or before December 31, 2000, the fund will distribute any remaining assets and cease operations.

                         TREASURY 2000 FUND PERFORMANCE

How has the Treasury 2000 Fund performed?

The following chart provides an indication of the risks of investing in the Treasury 2000 Fund by showing the changes in the portfolio performance of the Fund from year to year over a 10-year period. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Return
                            (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the past ten calendar years for the Treasury 2000 Fund. Total returns are as follows:

     1990            7.12%              1995            20.99%
     1991           20.37%              1996             2.10%
     1992            8.01%              1997             6.85%
     1993           15.43%              1998             7.52%
     1994           -7.12%              1999             3.04%

                  Best Calendar Quarter:         4Q90        9.94%
                  Worst Calendar Quarter:        1Q94       -5.03%

Please remember that past performance is no guarantee of the results the Treasury 2000 Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.
--------------------------------------------------------------------------------
How does the performance of the Treasury 2000 Fund compare to the short-term U.S. Treasury Note market?

The following table compares the performance of the Treasury 2000 Fund with the performance of the Lehman Brothers Intermediate Treasury Bond Index, which is one measure of the performance of the relevant market. Returns shown for the Treasury 2000 Fund are after the deduction of fund management and operating expenses. The Lehman Index returns bear no such expenses.

            Average Annual Total Returns (As of December 31, 1999)

                              One Year    Five Year    Ten Year
Treasury 2000 Fund              3.04%       7.90%         8.12%
Lehman Index                    0.41%       6.90%         8.56%

                                    BOND FUND

INVESTMENT OBJECTIVE

What is this fund's goal?

The Bond Fund seeks to generate a high level of current income, consistent with the prudent limitation of investment risk, primarily through investment in a diversified portfolio of income bearing debt securities.

INVESTOR PROFILE

Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

-   seek an investment based on a regular stream of income

- seek higher potential returns than money market funds and are willing to accept moderate risk of volatility

-   want to diversify your investments

-   seek a mutual fund for the income portion of an asset allocation program or

-   are retired or nearing retirement.

You may want to invest fewer of your assets in this fund if you:

-   invest for maximum return over a long time horizon or

-   need absolute stability of your principal.

PRINCIPAL RISKS

What are the main risks of investing in this fund?

As with most income funds, the Bond Fund is subject to interest rate risk, the risk that the value of your investment will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the market value of income bearing securities. Other factors may affect the market price and yield of the fund's securities, including investor demand and domestic and worldwide economic conditions. Loss of money is a risk of investing in this fund.

In addition, the fund is subject to credit risk, the risk that issuers of debt securities may be unable to meet their interest or principal payment obligations when due. The ability of the fund to realize interest under repurchase agreements and pursuant to loans of the fund's securities is dependent on the ability of the seller or borrower, as the case may be, to perform its obligation to the fund. There is also prepayment/extension risk, which is the chance that a rise or fall in interest rates will reduce/extend the life of a mortgage-backed security by increasing/decreasing mortgage prepayments, reducing the return in either case.

To the extent that the fund invests in non-investment grade securities, the fund is also subject to above-average credit, market and other risks. Issuers of non-investment grade securities (i.e., "junk" bonds) are typically in weak financial health and their ability to pay interest and principal is uncertain. Compared to issuers of investment-grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them.

PRINCIPAL INVESTMENT STRATEGIES

How does this fund pursue its objective?

To keep current income relatively stable and to limit share price volatility, the Bond Fund emphasizes investment grade securities and maintains an intermediate (typically 3-6 year) average portfolio duration. The CIMCO management team utilizes an approach that involves frequent trading of the securities in the portfolio. Under normal circumstances, the fund invests at least 80% of its assets in:

- Corporate debt securities: securities issued by domestic and foreign corporations;
- U.S. government debt securities: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; and
- Foreign government debt securities: securities issued or guaranteed by a foreign government or its agencies or instrumentalities, payable in U.S. dollars.

To the extent permitted by law and available in the market, the fund may also invest in asset-backed and mortgage-backed securities, including those representing mortgage, commercial or consumer loans originated by credit unions.

                              BOND FUND PERFORMANCE

How has the Bond Fund performed?

The following chart provides an indication of the risks of investing in the Bond Fund by showing the changes in the portfolio performance of the Fund from year to year over a 10-year period. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Returns
                            (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the past ten calendar years for the Bond Fund. Total returns are as follows:

     1990            7.41%              1995            16.37%
     1991           14.70%              1996             2.86%
     1992            6.47%              1997             7.45%
     1993            8.87%              1998             6.18%
     1994           -3.06%              1999             0.73%

                 Best Calendar Quarter:         2Q95        5.30%
                 Worst Calendar Quarter:        1Q94       -2.50%

Please remember that past performance is no guarantee of the results the Bond Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.
--------------------------------------------------------------------------------
How does the performance of the Bond Fund compare to the bond market?

The following table compares the performance of the Bond Fund with the performance of the Lehman Brothers Intermediate Government/Corporate Bond Index which is one measure of the performance of the relevant market. Returns shown for the Bond Fund are after the deduction of fund management and operating expenses. The Lehman Index returns bear no such expenses.

            Average Annual Total Returns (As of December 31, 1999)

                              One Year    Five Year    Ten Year
Bond Fund                       0.73%       6.59%        6.66%
Lehman Index                    0.39%       7.10%        7.26%

                                  BALANCED FUND

INVESTMENT OBJECTIVE

What is this fund's goal?

The Balanced Fund seeks a high total return through the combination of income and capital appreciation.

INVESTOR PROFILE

Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

-   are looking for a more conservative option to a growth-oriented fund

-   want a well-diversified and relatively stable investment allocation

-   need a core investment

- seek a reasonable total return over the long term irrespective of its for (i.e., capital gains or ordinary income) or

-   are retired or nearing retirement.

You may want to invest fewer of your assets in this fund if you:

-   are investing for maximum return over a long time horizon

- want your return to be either ordinary income or capital gains, but not both or

-   require a high degree of stability of your principal.

PRINCIPAL RISKS

What are the main risks of investing in this fund?

The risks of this fund are similar to the risks described for the Bond, Money Market, Growth and Income Stock and Capital Appreciation Stock Funds because it invests in the same types of securities. As with any fund that invests in stocks and bonds, the fund is subject to market and interest rate risks, the risks that the value of your investment will fluctuate in response to stock and bond market movements and changes in interest rates.

Generally, if interest rates rise, the market value of income bearing securities (including bonds) will decline. There is also the risk that the issuer will not pay its debts. If payments on an income bearing security are not paid when due, it may cause the net asset value of the fund to go down.

Because different stocks and bonds move in and out of favor depending on market conditions, investor sentiment and a myriad of other issues, the fund may sometimes outperform funds with a different investment objective and sometimes underperform them. Loss of money is a risk of investing in this fund.

PRINCIPAL INVESTMENT STRATEGIES

How does this fund pursue its objective?

The Balanced Fund invests in a broadly diversified array of securities including common stocks, bonds and money market instruments. The fund employs regular rebalancing to maintain a relatively static asset allocation. Stock, bond and cash components will vary, however, reflecting the relative availability of attractively priced stocks and bonds. Generally, however, common stocks will constitute 60% to 40% of the fund's assets, bonds will constitute 40% to 60% of the fund's assets and money market instruments may constitute up to 20% of the fund's assets. The Balanced Fund will invest primarily in the same types of equity securities in which the Capital Appreciation Stock and Growth and Income Stock Funds invest, the same types of bonds in which the Bond Fund invests, and the same types of money market instruments in which the Money Market Fund invests.

The fund may invest up to 25% of its assets in foreign securities.

The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its perceived value or other stocks appear more attractively priced relative to their values.

                            BALANCED FUND PERFORMANCE

How has the Balanced Fund performed?

The following chart provides an indication of the risks of investing in the Balanced Fund by showing the changes in the portfolio performance of the Fund from year to year over a 10-year period. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Returns
                            (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the past ten calendar years for the Balanced Fund. Total returns are as follows:

     1990            3.75%              1995            22.27%
     1991           18.53%              1996            10.79%
     1992            6.85%              1997            16.87%
     1993           10.47%              1998            13.40%
     1994           -0.46%              1999            14.49%

                Best Calendar Quarter:          4Q98       11.43%
                Worst Calendar Quarter:         3Q90       -5.69%

Please remember that past performance is no guarantee of the results the Balanced Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.
--------------------------------------------------------------------------------
How does the performance of the Balanced Fund compare to the balanced market?

The following table compares the performance of the Balanced Fund with the performance of the Synthetic Index* and each of the components of the Synthetic Index, which is one measure of the performance of the relevant market. Returns shown for the Balanced Fund are after the deduction of fund management and operating expenses. The Synthetic Index returns bear no such expenses.

            Average Annual Total Returns (As of December 31, 1999)

                              One Year    Five Year    Ten Year
Balanced Fund                 14.49%      15.50%       11.50%
Synthetic Index*              10.14%      16.27%       11.95%
S&P 500 Stock Index           21.04%      28.55%       18.20%
Lehman Index                   0.39%       7.10%        7.26%
90-day U.S. Treasury Bills     4.73%       5.19%        5.04%
*The synthetic index is a composition of the S&P 500 (Capitalization weighted) Stock Index (45%), the Lehman Brothers Intermediate Government/Corporate Bond Index (40%), and 90-day U.S. Treasury Bills (15%).

                          GROWTH AND INCOME STOCK FUND

INVESTMENT OBJECTIVE

What is this fund's goal?

The Growth and Income Stock Fund seeks long-term capital growth, with income as a secondary consideration.

INVESTOR PROFILE

Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

-   are looking for a stock fund that has both growth and income components

-   are looking for a more conservative option to a growth-oriented fund

-   need a core investment

- seek above-average long-term total return through a combination of capital gains and ordinary income or

-   are retired or nearing retirement.

You may want to invest fewer of your assets in this fund if you:

-   are investing for maximum return over a long time horizon

- desire your return to be either ordinary income or capital gains, but not both or

-   require a high degree of stability of your principal.

PRINCIPAL RISKS

What are the main risks of investing in this fund?

Any fund that invests in stocks and seeks income is subject to market and interest rate risks, meaning the value of your investment will fluctuate when the stock market and interest rates move. Loss of money is a risk of investing in this fund.

In addition, a "value" approach to investing includes the risks that: 1. the securities markets will not recognize the value of a security for an unexpectedly long period of time; and 2. a stock that is believed to be undervalued actually is appropriately priced or over-priced due to unanticipated problems associated with the issuer or industry.

The fund may carry additional risks relating to foreign securities. The principal risks of foreign securities are described later in this prospectus and in the SAI.

PRINCIPAL INVESTMENT STRATEGIES

How does this fund pursue its objective?

The Growth and Income Fund will focus on stocks of larger companies with financial and market strengths and a long-term record of financial performance. Under normal market conditions, the fund will maintain at least 80% of its assets in these stocks. Primarily through ownership of a diversified portfolio of common stocks and securities convertible into common stocks, the fund will seek a rate of return in excess of returns typically available from less variable investment alternatives. The fund generally follows what is known as a "value" approach, which generally means that the managers seek to invest in stocks at prices below their estimated value based on fundamental analysis of the issuing company and its prospects. By investing in value stocks, the fund attempts to limit the downside risk over time but may also produce smaller gains than other stock funds if their values are not realized by the market.

The fund will typically invest in securities representing every sector of the S&P 500 in about (+/-50%) the same weightings as such sector has in the S&P 500. For example, if technology companies represent 10% of the S&P 500, the fund will typically have between 5% and 15% of its assets invested in securities issued by technology companies.

The fund may also invest in warrants, preferred stocks and debt securities (including non-investment grade debt securities). The fund may invest up to 25% of its assets in foreign securities.

The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its value or other stocks appear more attractively priced relative to their values.

                    GROWTH AND INCOME STOCK FUND PERFORMANCE

How has the Growth and Income Stock Fund performed?

The following chart provides an indication of the risks of investing in the Growth and Income Stock Fund by showing the changes in the portfolio performance of the Fund from year to year over a 10-year period. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Returns
                            (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the past ten calendar years for the Growth and Income Stock Fund. Total returns are as follows:

     1990           -1.98%              1995            31.75%
     1991           25.66%              1996            22.02%
     1992            7.66%              1997            31.42%
     1993           13.77%              1998            17.92%
     1994            1.42%              1999            17.95%

                 Best Calendar Quarter:         4Q98       17.82%
                 Worst Calendar Quarter:        3Q90      -13.69%

Please remember that past performance is no guarantee of the results the Growth and Income Stock Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.
--------------------------------------------------------------------------------
How does the performance of the Growth and Income Stock Fund compare to the growth and income market?

The following table compares the performance of the Growth & Income Stock Fund with the performance of the Russell 1000 Index and the S&P 500, which are measures of the performance of the relevant market. Returns shown for the Growth and Income Stock Fund are after the deduction of fund management and operating expenses. The Russell 1000 Index and S&P 500 Index returns bear no such expenses.

            Average Annual Total Returns (As of December 31, 1999)

                              One Year    Five Year    Ten Year
Growth & Income Fund           17.95%       24.06%       16.22%
S&P 500 Stock Index            21.04%       28.55%       18.20%
    (Capitalization-weighted)
S&P 500 Stock Index            19.53%       21.33%       13.37%
     (Equal-weighted)*
Russell 1000 Index             20.91%       28.05%       18.13%
*The source of the S&P 500 Stock Index (Equal-Weighted) data is Birinyi Associates, Inc.

                         CAPITAL APPRECIATION STOCK FUND

INVESTMENT OBJECTIVE

What is this fund's goal?

The Capital Appreciation Stock Fund seeks long-term capital appreciation.

INVESTOR PROFILE

Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

-   have a longer investment time horizon

- are willing to accept higher on-going short-term risk for the potential of higher long-term returns

-   want to diversify your investments

-   are seeking a fund for the growth portion of an asset allocation program or

- are investing for retirement or other goals that are many years in the future.

You may want to invest fewer of your assets in this fund if you:

-   are investing with a shorter investment time horizon in mind

-   are seeking an  investment  based on income  rather than capital  gains or

-   are uncomfortable with an investment whose value may vary substantially.

PRINCIPAL RISKS

What are the main risks of investing in this fund?

As with any fund that invests in equity securities, this fund is subject to market risk, the risk that the value of a security may move up and down due to factors not directly related to the issuer. Loss of money is a significant risk of investing in this fund. Due to its focus on stocks that may appreciate in value and lack of emphasis on those that provide current income, this fund will typically experience greater volatility over time than the Growth and Income Stock Fund.

In addition, a "value" approach to investing includes the risks that: 1. the securities markets will not recognize the value of a security for an unexpectedly long period of time; and 2. a stock that is believed to be undervalued actually is appropriately priced or over-priced due to unanticipated problems associated with the issuer or industry.

To the extent that the fund invests in higher-risk securities, it takes on additional risks that could adversely affect its performance. For example, to the extent that the fund invests in foreign securities, it will be subject to the risks related to such securities, including the risks of adverse changes in the rate of currency exchange and associated unstable political situations. A further discussion of the principal risks associated with foreign securities is contained in the foreign securities section and SAI. To the extent that the fund invests in higher-risk securities, it takes on additional risks that could adversely affect its performance. For example, to the extent that the fund invests in foreign securities, it will be subject to the risks related to such securities, including the risks of changes in the rate of currency exchange and varying political situations. The principal risks of foreign securities and small company stocks are described later in this prospectus and in the SAI.

PRINCIPAL INVESTMENT STRATEGIES

How does this fund pursue its objective?

The Capital Appreciation Stock Fund invests primarily in common stocks of companies of various sizes, and will, under normal market conditions, maintain at least 80% of its assets in such securities. The fund seeks stocks that have low market prices relative to their values based on analysis by the fund's investment adviser of the issuing companies and their prospects. This is referred to as a "value" approach which is further described on the Growth and Income Stock Fund page. Relative to the Growth and Income Stock Fund, the Capital Appreciation Stock Fund will include some smaller, less developed companies and some companies undergoing more significant changes in their operations or experiencing significant changes in their markets. The fund will diversify its holdings among various industries and among companies within those industries, but will often be less diversified than the Growth and Income Stock Fund. The combination of these factors introduces greater investment risk than the Growth and Income Stock Fund, but can also provide higher long-term returns than are typically available from less risky investments.

The fund will typically invest in securities representing every sector of the S&P 400 in about (+/-100%) the same weightings as such sector has in the S&P
400. For example, if technology companies represent 10% of the S&P 400, the fund will typically have between 0% and 20% of its assets invested in securities issued by technology companies.

The fund may also invest in warrants, preferred stocks and convertible debt securities, and may invest up to 25% of its assets in foreign securities.

The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its value, or other stocks appear more attractively priced relative to their values.

                   CAPITAL APPRECIATION STOCK FUND PERFORMANCE

How has the Capital Appreciation Stock Fund performed?

The following chart provides an indication of the risks of investing in the Capital Appreciation Stock Fund by showing the changes in the portfolio performance of the Fund from year to year since inception. The chart assumes the reinvestment of all dividends and distributions. The figures shown do not reflect charges deducted in connection with variable contracts.

                                  Total Returns
                            (for years ended 12/31)

GRAPHIC: Bar chart that shows total returns for the Capital Appreciation Stock Fund since inception. Total returns are as follows:

                              1994       5.44%
                              1995      30.75%
                              1996      21.44%
                              1997      31.57%
                              1998      20.90%
                              1999      25.19%

                Best Calendar Quarter:        4Q98       20.84%
                Worst Calendar Quarter:       3Q98      -12.04%

Please remember that past performance is no guarantee of the results the Capital Appreciation Stock Fund may achieve in the future. Future returns may be higher or lower than the returns the fund achieved in the past.
--------------------------------------------------------------------------------
How does the performance of the Capital Appreciation Stock Fund compare to the capital appreciation market?

The following table compares the performance of the Capital Appreciation Stock Fund with the performance of the Russell 3000 Index and S&P 1500 SuperComposite Stock Index, which are measures of the performance of the relevant market. The S&P 1500 SuperComposite is a new benchmark for the Fund. We intend to include the S&P 1500 SuperComposite, and not the S&P 400, going forward because the Adviser believes the S&P 1500 SuperComposit more accurately reflects the securities held in the Fund's portfolio of investments. Returns shown for the Capital Appreciation Stock Fund are after the deduction of fund management and operating expenses. The Russell 3000 Index, S&P 1500 SuperComposite, and S&P 400 Stock Index returns bear no such expenses.

             Average Annual Total Returns (As of December 31, 1999)

                              One Year    Five Year    Ten Year
Capital Appreciation Fund       25.19%      25.89%       N/A
Russell 3000 Index              20.90%      26.94%       17.68%
S&P 1500 SuperComposite Index   20.25%      25.62%       20.20%*
S&P 400 Index                   14.70%      23.01%       15.10%
*Prior to 1995, the S&P Midcap 400 Index was utilized.

                               MID-CAP STOCK FUND

INVESTMENT OBJECTIVE

What is this fund's goal?

The Mid-Cap Stock Fund seeks long-term capital appreciation by investing in midsize and small companies.

INVESTOR PROFILE

Who should consider investing in this fund?

You may want to invest more of your assets in this fund if you:

-   have a longer investment time horizon

- are willing to accept higher on-going short-term risk for the potential of higher long-term returns

-   want to diversify your investments

-   are seeking a fund for the growth portion of an asset allocation program

- are seeking exposure to smaller companies as part of an asset allocation program or

- are investing for retirement or other goals that are many years in the future.

PRINCIPAL RISKS

What are the main risks of investing in this fund?

As with any fund that invests in equity securities, this fund is subject to market risk, the risk that the value of your investment will fluctuate in response to stock market movements. Loss of money is a significant risk of investing in this fund.

Due to its focus on smaller companies' stocks that may appreciate in value and lack of emphasis on those that provide current income, this fund will typically experience greater volatility over time than the Growth and Income Stock Fund. Securities issued by smaller companies may be less liquid than securities issued by larger, more established companies. In addition, a "value" approach to investing includes the risks that: 1. the securities markets will not recognize the value of a security for an unexpectedly long period of time; and 2. a stock that is believed to be undervalued actually is appropriately priced or over-priced due to unanticipated problems associated with the issuer or industry.

To the extent that the fund invests in higher-risk securities, it takes on additional risks that could adversely affect its performance. For example, to the extent that the fund invests in foreign securities, it will be subject to the risks related to such securities, including the risks of changes in the rate of currency exchange and varying political situations. The principal risks of foreign securities and small company stocks are described later in this prospectus and in the SAI.

PRINCIPAL INVESTMENT STRATEGIES

How does this fund pursue its objective?

The Mid-Cap Stock Fund invests primarily in common stocks of midsize and smaller companies (market capitalization of less than $10 billion at the time of purchase), and will under normal market conditions, maintain at least 80% of its assets in such securities. However, the fund will not automatically sell a stock just because the company's market capitalization has grown beyond the $10 billion upper limit and such position may be increased through additional purchases.

INVESTOR PROFILE
(Continued)
Who should consider investing in this fund?

You may want to invest fewer of your assets in this fund if you:

-   are investing with a shorter investment time horizon in mind

-   are seeking an investment based on income rather than capital gain or

-   are uncomfortable with an investment whose value may vary substantially.

PRINCIPAL  INVESTMENT STRATEGIES  (Continued)

How does  this fund  pursue  its objective?

The fund seeks stocks in this midsize to smaller range that have a low market price relative to their value as estimated based on fundamental analysis of the issuing company and its prospects. This is sometimes referred to as a "value" approach. Relative to both the Growth and Income Stock and Capital Appreciation Stock Funds, the Mid-Cap Stock Fund includes more smaller, less developed issuers. These midsize and smaller companies often have difficulty competing with larger companies, but the successful ones tend to grow faster than larger companies. They often use profits to expand rather than to pay dividends.

The fund diversifies its holdings among various industries and among companies within those industries but is often less diversified than the Growth and Income Stock Fund. The combination of these factors introduces greater investment risk than the Growth and Income Stock Fund, but can also provide higher long-term returns than are typically available from less risky investments.

The fund typically invests in securities representing every sector of the S&P 400 Midcap Index in about (+/-100%) the same weightings as such sector has in the S&P 400 Midcap Index. For example, if technology companies represent 10% of the S&P 400 Midcap Index, the fund will typically have between 0% and 20% of its assets invested in securities issued by technology companies.

The fund may also invest in warrants, preferred stocks and convertible debt securities, and may invest up to 25% of its assets in foreign securities.

The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its value or other stocks appear more attractively priced relative to their values.

Note: The Mid-Cap Stock Fund does not have a calendar year of investment performance, so there is not a bar chart showing the fund returns from year to year. Once the Fund has at least one calendar year of performance it will be shown along with the performance of the S&P 400 Midcap Index and the Russell Midcap Index, which we use to measure the performance of the relevant market. The following table shows the historical performance of these indexes.

                          Average Annual Total Returns
                            (As of December 31, 1999)

                              One Year    Three Year
S&P 400 Midcap Index          13.58%*        21.78%
Russell Midcap Index          18.23% *       21.86%
*The time period is May 1, 1999 to December 31, 1999.

                                 RISK VS. RETURN

The risk/return curve below demonstrates that, in general for diversified portfolios of securities of the various types, as short-term risk increases the potential for long-term gain also increases. "Short-term risk" refers to the likely volatility of a fund's total return and its potential for gain or loss over a relatively short time period. "Long-term potential gain" means the expected average annual total return over a relatively long time period, such as 20 years.

GRAPHIC: This graphic shows where each of the funds in the Ultra Series Fund, in addition to other types of investments, fall on a curve that depicts the risk taken for the gain potential. The x-axis is labelled "Long Term Potential for Gains"; the y-axis is labelled "Short Term Risk (Volatility of Returns)."

This curve is not intended to indicate future volatility or performance. It is merely intended to demonstrate the relationship between the ongoing short-term risk and the long-term potential for gain of each portfolio of the Ultra Series Fund relative to other funds and types of investments.

Although each fund expects to pursue its investment objective using its principal investment strategies regardless of market conditions, each fund may invest up to 100% of its assets in money market securities as a defensive tactic in abnormal market conditions.

The preceding fund pages provide descriptions of the general investment strategies and what we believe to be the principal risks of each of the funds. The fund pages do not contain an exhaustive description of all the risks and investment strategies of the funds. Please read each of the fund pages to gain a basic understanding of the funds. For a more detailed description, including non-principal risks, investment strategies, and investment restrictions, please consult the Statement of Additional Information. Also, if there are terms or concepts you do not fully understand, please consult the SAI, other reference material or your registered representative before investing.

              RISKS ASSOCIATED WITH CERTAIN HIGHER RISK SECURITIES

                               FOREIGN SECURITIES

As indicated in the earlier pages, several of the funds may invest in foreign equity and debt securities. Foreign securities are securities that are issued by companies organized outside the U.S., or whose principal operations are outside the U.S., are issued by a foreign government, are principally traded outside of the U.S., or are quoted or denominated in a foreign currency. Equity securities include common stocks, securities convertible into common stocks, preferred stocks, and other securities representing equity interests such as American depository receipts ("ADRs"), European depository receipts ("EDRs") and global depository receipts ("GDRs"). The fund may also invest in debt securities, foreign money market instruments, and other income bearing securities as well as forward foreign currency exchange contracts and other derivative securities and contracts.

Investing in foreign securities involves certain special considerations and additional risks which are not typically associated with investing in securities of domestic issuers or U.S. dollar denominated securities. For example, foreign securities are typically subject to:

-   Fluctuations in currency exchange rates.
-   Higher trading and custody charges compared to securities of U.S. companies.
- Different accounting and reporting practices than U.S. companies. As a result, it is often more difficult to evaluate financial information from foreign issuers. Also, the laws of some foreign countries limit the information that is made available to investors.
-   Less stringent securities regulations than those of the U.S.
-   Potential political instability.
- Potential economic instability. The economies of individual foreign countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, and industry diversification. Such differences may cause the economies of these countries to be less stable than the U.S. economy and may make them more sensitive to economic fluctuations.

Some of the investments will be stocks or bonds of relatively large issuers located or operating in developed countries. Such securities are those generally representative of the companies comprising the Morgan Stanley Capital International, Europe, Australia, and Far East ("EAFE") Stock Index.

                                 EURO CONVERSION

On January 1, 1999, the European Monetary Union ("EMU") implemented a new currency unit, the Euro. In effect, the Euro will become the official currency of the EMU and will replace the individual currencies previously used by many European countries. About 46% of the stock exchange capitalization of the entire European market moved to Euros, and participating governments will issue their bonds in Euros. The Euro transition may adversely affect financial markets world-wide and may result in changes in the relative strength of other major currencies, including the U.S. dollar. It is not possible to accurately predict what affect, if any, the conversion to the Euro by the EMU will have on the operations of the funds or the securities markets in general. However, if a fund invests in securities denominated by the Euro, the fund will be exposed to risks relating to the Euro conversion. For more details, please refer to the SAI.

                           SMALL CAPITALIZATION STOCKS

Certain funds may also invest in small capitalization stocks and stocks or bonds principally traded in emerging securities markets or of issuers located in or having substantial business operations in emerging economies. The downside of investing in smaller companies is that such investments entail a higher level of risk compared to larger, more established companies. Small capitalization companies often do not have the financial strength needed to do well in difficult economic times. Also, they often sell limited numbers of products, which can make it harder for them to compete with larger companies. As a result, their securities prices may fluctuate more over the short-term, but they have more potential to grow. The emerging economies in which the fund invests are located primarily in the Asia-Pacific region, Eastern Europe, Central and South America, and Africa. The small size, inexperience and limited trading volume of the securities markets in certain of these countries may also make investments in such countries more volatile and less liquid than investments in securities traded in markets in Japan and Western European countries.

                                   THE SHARES

                                      OFFER

Currently, each series of shares is divided into two classes - Class C and Class
Z. Class C and Class Z are identical except that Class C shares bear a distribution fee pursuant to a distribution plan, adopted in accordance with Rule 12b-1 under the Act. Both Classes are sold in a continuous offering. This prospectus offers the Class Z shares.

The Ultra Series Fund generally offers Class Z shares to separate accounts of CUNA Mutual Group and to qualified pension and retirement plans of CUNA Mutual Group.

The Ultra Series Fund offers Class C shares to separate accounts of insurance companies and to qualified pension and retirement plans that are not affiliated with CUNA Mutual Group. The fund does not offer its shares directly to the general public.

Investments in the Ultra Series Fund by separate accounts of insurance companies are made through either variable annuity or variable life insurance contracts, together commonly known as variable contracts. Each separate account contains a subaccount that corresponds to a portfolio in the Ultra Series Fund.

        Ultra Series Fund                      Separate Account
        -----------------                      ----------------
    Money Market Fund                -     Money Market Subaccount
    Treasury 2000 Fund               -     Treasury 2000 Subaccount
    Bond Fund                        -     Bond Subaccount
    Balanced Fund                    -     Balanced Subaccount
    Growth and Income Stock Fund     -     Growth and Income Stock Subaccount
    Capital Appreciation Stock Fund  -     Capital Appreciation Stock Subaccount
    Mid-Cap Stock Fund               -     Mid-Cap Stock Subaccount

                             Purchase and Redemption

On each day that a Fund's net asset value is calculated, the Ultra Series Fund processes any orders to purchase or redeem shares. Purchase and redemption orders are processed at each fund's net asset value calculated on the day the order is received, although orders may be executed the next morning. Shares are purchased and redeemed at net asset value without the deduction of sales or redemption charges.

For a more detailed description of the procedures for allocating interest in a separate account to a portfolio of the Ultra Series Fund, owners of individual variable contracts should refer to the separate prospectus for their contracts; and participants in qualified pension or retirement plans should refer to their plan documents.


Treasury 2000 Fund Only: The Ultra Series Fund anticipates demand for shares in the Treasury 2000 Fund to decrease as the portfolio maturity date approaches. Also, it may not be possible to purchase additional Stripped Treasury Securities with a maturity date the same as the Stripped Treasury Securities in the fund. Accordingly, the Ultra Series Fund may stop selling shares in the fund if the Trustees decide further sale of shares in the fund is not in its best interest. At some time between May 1, 2000 and November 15, 2000, the securities will be liquidated and the proceeds (after deductions for accrued but unpaid fees, taxes, governmental and other charges) will be automatically invested at the Net Asset Value in the Money Market Fund, unless an owner of a variable contract directs otherwise. No charge will be made for reinvestment of these proceeds. At least 45 days before the portfolio maturity date, the Ultra Series Fund will mail to each owner of a variable contract with an interest in the fund a Notice of Impending Maturity. The notice will state that, unless the Ultra Series Fund receives a written request to invest the proceeds in another fund at least five days prior to portfolio maturity, on the date the portfolio matures, each owner's proceeds will be automatically invested in the Money Market Fund.


                                    DIVIDENDS

Dividends of the various funds in the Ultra Series Fund (except those from the Treasury 2000 Fund) are distributed to separate accounts for variable contracts and qualified pension or retirement plans and automatically reinvested in Ultra Series Fund shares.

Dividends from the Money Market Fund are declared daily and reinvested monthly in full and fractional shares of the Money Market Fund.

Dividends of ordinary income from the Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock, and Mid-Cap Stock Funds will be declared and reinvested quarterly in full and fractional shares. Dividends of capital gains from these funds will be declared and reinvested at least annually in full and fractional shares. In no event will capital gain dividends be declared and paid more frequently than allowed under SEC rules.

Annually, the Treasury 2000 Fund will declare a "consent" dividend for income tax purposes.

The funds' distributions may be subject to federal income tax. An exchange of fund shares may also be treated as a sale of fund shares and any gain on the transaction may be subject to federal income tax.

                             PRICING OF FUND SHARES

The funds' shares are sold and redeemed at the shares' net asset value without sales or redemption charges. Net asset value is computed by adding the total current values of each fund's assets, subtracting all liabilities and dividing by the number of outstanding shares. On each day that net asset value is calculated, the calculation occurs at the earlier of 3:00 p.m. Central Standard Time or the close of regular trading on the New York Stock Exchange.

Net asset values are calculated on any day the New York Stock Exchange is open for business.

Federal securities regulations will be followed in case of an emergency that interferes with valuation of shares.

The funds' shares will be purchased and redeemed at their net asset value. Generally, the assets of each fund are valued using market quotations and independent pricing services. If these are not available, the value of the assets of the funds will be based on their "fair value" as determined in accordance with procedures adopted by the Board of Trustees. The assets of the Money Market Fund and other short-term investments having maturities of 60 days or less will be valued at amortized cost. More information about the calculation of net asset value is in the SAI.

                                      TAXES

For federal income tax purposes, each Fund will be treated as a separate entity. Each Fund intends to qualify each year as a "regulated investment company" under the Internal Revenue Code, as amended (the "Code"). By so qualifying, a Fund is not subject to federal income tax to the extent that its net investment income and net realized capital gains are distributed to the separate accounts of insurance companies or to qualified plans. Further, each Fund intends to meet certain diversification requirements applicable to mutual funds underlying variable life insurance and variable annuity contracts.

The Shareholders of the Funds are qualified pension and profit sharing plans and the separate accounts of life insurance companies. Under current law, plan participants and owners of variable life insurance and annuity contracts which have invested in a Fund are not subject to federal income tax on Fund distributions or on gains realized upon the sale or redemption of Fund shares until they are withdrawn from the plan or contracts. For information concerning the federal tax consequences to the purchasers of the variable annuity or variable life insurance contracts, see the prospectus for such contract.

For more information about the tax status of the Funds, see "Taxes" in the SAI.

                          MORE ABOUT ULTRA SERIES FUND

                              PORTFOLIO MANAGEMENT

The investment adviser for the Ultra Series Fund is:

                                   CIMCO Inc.
                             5910 Mineral Point Road
                             Madison, WI 53701-0391

CIMCO was established on July 6, 1982. It provides investment management of the investment portfolios of CUNA Mutual Group, its "permanent affiliate" CUNA Mutual Life Insurance Company, their subsidiaries and affiliates, and MEMBERS Mutual Funds. CIMCO has over $8 billion of assets under management.

CIMCO employs a team approach in the management of investments of all the funds. The Money Market, Treasury 2000, Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock and Mid-Cap Stock Funds are each managed by teams of portfolio managers employed by CIMCO.

CIMCO manages the assets of the Mid-Cap Stock Fund and may in the future manage other funds using a "manager of managers" approach under which CIMCO may manage some or all of the fund's assets and may allocate some or all of the fund's assets among one or more "specialist" subadvisers. CIMCO monitors the performance of each subadviser to the extent that it deems appropriate to achieve a fund's investment objective, reallocates fund assets among its own portfolio management team and individual subadvisers, or recommends to the Ultra Series Fund board that a fund employ or terminate particular subadvisers.

CIMCO selects subadvisers based on a continuing quantitative and qualitative evaluation of their skills and proven abilities in managing assets pursuant to a particular investment style. While superior performance is the ultimate goal, short-term performance by itself will not be a significant factor in selecting or terminating subadvisers, and CIMCO does not expect frequent changes in subadvisers.

CIMCO received an order of the Commission that permits the Ultra Series Fund board to employ particular subadvisers without shareholder approval for the Mid-Cap Stock Fund. If there is a change in Mid-Cap Stock Fund subadvisers, you will receive an "information statement" within 90 days of the change. The statement will provide you with relevant information about the reason for the change and information about any new subadvisers.


CIMCO has engaged Wellington Management Company, llp ("Wellington Management"), 75 State Street, Boston, Massachusetts, 02109 as sub-adviser for the small-cap portion of the assets within Mid-Cap Stock Fund. Wellington Management became the sub-adviser on May 1, 2000. Wellington Management is a limited liability partnership which traces its origins to 1928. Wellington Management provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions and had over $235 billion in assets under management as of December 31, 1999.

Stephen T. O'Brien, CFA is the Portfolio Manager from Wellington Management primarily responsible for the Mid-Cap Stock Fund. Mr. O'Brien joined Wellington Management in 1983 and has over 28 year of investment experience.


In addition to providing portfolio management services, CIMCO also provides or arranges for the provision of substantially all other services required by the funds. Such services include all administrative, accounting, and legal services, as well as the services of custodians, transfer agents, and dividend disbursing agents. As payment for its services as the investment adviser, CIMCO receives a management fee based upon the assets of each fund. The management fee paid to CIMCO is computed and accrued daily and paid monthly, as indicated in the Expenses section.

                                    INQUIRIES

   If you have any questions regarding the Ultra Series Fund, please contact:

                          CUNA Brokerage Services, Inc.
                                2000 Heritage Way
                                Waverly, IA 50677
                                 (800) 798-5500
                                 (319) 352-4090

                              FINANCIAL HIGHLIGHTS


The financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and distributions. The financial highlights for the year ended December 31, 1999 have been audited by PricewaterhouseCoopers LLP, whose report, along with the Fund's financial statements, are included in the SAI or annual report, which are available upon request. The financial highlights for periods ended December 31, 1998 and prior have been audited by KPMG LLP.

                                MONEY MARKET FUND
                              Financial Highlights
                             Year Ended December 31

(For a share outstanding throughout the period):  1999              1998             1997              1996          1995
Net Asset Value, Beginning of Period              $1.00             $1.00            $1.00             $1.00         $1.00
  Income from Investment Operations

   Net Investment Income***                        0.05              0.05             0.05              0.05         0.05
  Distributions
   Distributions from Net Investment Income       (0.05)            (0.05)           (0.05)            (0.05)       (0.05)
Net Asset Value, End of Period                    $1.00             $1.00            $1.00             $1.00         $1.00
===========================================================================================================================
Total Return*                                     4.69%             5.00%            5.01%             4.72%         5.21%
===========================================================================================================================
Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)        $82,646           $56,416          $41,170           $21,011        $11,374
Ratio of Expenses to Average Net Assets**         0.45%             0.45%            0.50%             0.65%         0.65%
Ratio of Net Investment Income to Average
  Net Assets                                      4.72%             4.99%            5.05%             4.74%         5.17%
===========================================================================================================================

For the Money Market Fund, the "seven-day average" yield for the seven days ended December 31, 1999, was 5.24% and the "effective" yield for that period was 5.38% (unaudited).

   *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **During the periods shown,  prior to May 1, 1997,  CUNA Mutual Life Insurance
    Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.51%, 0.67% and 0.73% for 1997, 1996 and 1995, respectively.

 ***Based on average shares  outstanding  during year.

                              TREASURY 2000 FUND
                              Financial Highlights
                             Year Ended December 31

(For a share outstanding throughout the period)   1999              1998             1997              1996          1995
Net Asset Value, Beginning of Period              $9.93             $9.24            $8.64             $8.47         $7.00
                                                 ------            ------           ------            ------        ------
  Income from Investment Operations
   Net Investment Income**                         0.57              0.58             0.58              0.58         0.58
   Net Realized and Unrealized Gain (Loss)
    on Investments                                (0.27)             0.11             0.02             (0.41)        0.89
                                                 ------            ------           ------            ------        ------
  Total from Investment Operations                 0.30              0.69             0.60              0.17         1.47
                                                 --------------------------------------------------------------------------

  Distributions
   Distributions from Net Investment Income         --                --               --                --           --
   Distributions from Realized Capital Gains        --                --               --                --           --
                                                 ------            ------           ------            ------         -----
  Total Distributions                               --                --               --                --           --
---------------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Period                   $10.23             $9.93            $9.24             $8.64         $8.47
===========================================================================================================================
Total Return*                                     3.04%             7.52%            6.85%             2.10%        20.99%
===========================================================================================================================
Ratio/Supplemental Data
Net Assets, End of Period (000s Omitted)         $1,901            $1,836           $1,701            $1,585        $1,545
Ratio of Expenses to Average Net Assets           0.45%             0.45%            0.45%             0.45%         0.45%
Ratio of Net Investment Income to Average
  Net Assets                                      5.70%             6.01%            6.56%             7.03%         7.40%
----------------------------------------------------------------------------------------------------------------------------

  *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

 **Based on average shares  outstanding  during year.

                                    BOND FUND
                              Financial Highlights
                             Year Ended December 31

(For a share outstanding throughout the period):  1999              1998             1997              1996           1995
Net Asset Value, Beginning of Period             $10.57            $10.54           $10.33            $10.63          $9.67
                                                 ------            ------           ------            ------         ------
  Income from Investment Operations
   Net Investment Income***                        0.62              0.63             0.54              0.65          0.60
   Net Realized and Unrealized Gain (Loss)
    on Investments                                (0.54)             0.02             0.20             (0.28)         0.96
                                                 ------            ------           ------            ------         ------
  Total from Investment Operations                 0.08              0.65             0.74              0.37          1.56
                                                 --------------------------------------------------------------------------

  Distributions
   Distributions from Net Investment Income       (0.60)            (0.62)           (0.51)            (0.64)        (0.59)
   Distributions from Realized Capital Gains      (0.00)            (0.00)           (0.02)            (0.03)        (0.01)
                                                 ------            ------           ------            ------         ------
  Total Distributions                             (0.60)            (0.62)           (0.53)            (0.67)        (0.60)
                                                                                                                      -----
Net Asset Value, End of Period                   $10.05            $10.57           $10.54            $10.33         $10.63
============================================================================================================================
Total Return*                                     0.73%             6.18%            7.45%             2.86%         16.37%
============================================================================================================================
Ratio/Supplemental Data
Net Assets, End of Period (000s Omitted)       $250,485          $228,281         $188,840           $26,572         $13,725
Ratio of Expenses to Average Net Assets**          0.55%             0.55%             0.56%            0.65%         0.65%
Ratio of Net Investment Income to Average
  Net Assets                                       5.92%             5.94%             6.50%            6.25%         6.08%
Portfolio Turnover Rate                          713.52%           142.98%            30.71%           25.67%        14.74%
============================================================================================================================

   *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **During the periods shown,  prior to May 1, 1997,  CUNA Mutual Life Insurance
    Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.57%, 0.67% and 0.68% for 1997, 1996 and 1995, respectively.

 ***Based on average shares  outstanding  during year.

                                  BALANCED FUND
                              Financial Highlights
                             Year Ended December 31

(For a share outstanding throughout the period):  1999              1998             1997              1996          1995
Net Asset Value, Beginning of Period             $18.74            $17.02           $15.29            $14.63        $12.90
                                                 ------            ------           ------            ------        ------
  Income from Investment Operations

   Net Investment Income***                        0.56              0.57             0.62              0.58         0.55
   Net Realized and Unrealized Gain (Loss)
    on Investments                                 2.14              1.72             1.93              0.98         2.29
                                                 ------            ------           ------
  Total from Investment Operations                 2.70              2.29             2.55              1.56         2.84
                                                 --------------------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income       (0.53)            (0.57)           (0.63)            (0.58)       (0.55)
   Distributions from Realized Capital Gains      (0.47)              --             (0.19)            (0.32)       (0.56)
                                                 ------            ------           ------            ------        ------
  Total Distributions                             (1.00)            (0.57)           (0.82)            (0.90)       (1.11)
                                                                                                                     ----
Net Asset Value, End of Period                   $20.44            $18.74           $17.02            $15.29        $14.63
===========================================================================================================================

Total Return*                                    14.49%            13.40%           16.87%            10.79%        22.27%
===========================================================================================================================
Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)       $603,136          $449,992         $309,804          $194,725       $110,969
Ratio of Expenses to Average Net Assets**          0.70%             0.70%            0.68%             0.65%        0.65%
Ratio of Net Investment Income to Average
  Net Assets                                       2.83%             3.20%            3.81%             3.91%        4.03%
Portfolio Turnover Rate                          269.00%            78.71%           21.15%            33.48%       36.68%
===========================================================================================================================

   *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **During the periods shown,  prior to May 1, 1997,  CUNA Mutual Life Insurance
    Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.69%, 0.65% and 0.68% for 1997, 1996 and 1995, respectively.

 ***Based on average shares  outstanding  during year.

                          GROWTH AND INCOME STOCK FUND
                              Financial Highlights
                             Year Ended December 31

(For a share outstanding throughout the period):  1999              1998             1997              1996          1995
Net Asset Value, Beginning of Period             $30.56            $27.20           $21.32            $18.20        $15.06
                                                 ------            ------           ------            ------        ------
Income from Investment Operations

Net Investment Income***                           0.34              0.34             0.31              0.34         0.37
Net Realized and Unrealized Gain (Loss)
on Investments                                     5.12              4.52             6.36              3.93         4.37
                                                 ------            ------           ------            ------        ------
Total from Investment Operations                   5.46              4.86             6.67              4.27         4.74
                                                 --------------------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income       (0.32)            (0.34)           (0.32)            (0.34)       (0.37)
   Distributions from Realized Capital Gains      (2.12)            (1.16)           (0.47)            (0.81)       (1.23)
                                                 ------            ------           ------            ------        ------
  Total Distributions                             (2.44)            (1.50)           (0.79)            (1.15)       (1.60)

Net Asset Value, End of Period                   $33.58            $30.56           $27.20            $21.32        $18.20
===========================================================================================================================
Total Return*                                    17.95%            17.92%           31.42%            22.02%        31.75%
===========================================================================================================================
Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)     $1,098,330          $833,174         $590,135          $232,841       $102,138
Ratio of Expenses to Average Net Assets**          0.60%             0.60%            0.61%             0.65%        0.65%
Ratio of Net Investment Income to Average
  Net Assets                                       0.99%             1.17%            1.39%             1.78%        2.28%
Portfolio Turnover Rate                           20.13%            17.69%           20.39%            40.55%       57.80%
===========================================================================================================================

   *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **During the periods shown,  prior to May 1, 1997,  CUNA Mutual Life Insurance
    Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.61%, 0.65% and 0.69% for 1997, 1996 and 1995, respectively.

 ***Based on average shares  outstanding  during year.

                         CAPITAL APPRECIATION STOCK FUND
                              Financial Highlights
                             Year Ended December 31

(For a share outstanding throughout the period):  1999              1998             1997              1996          1995
Net Asset Value, Beginning of Period             $22.19            $18.85           $14.60            $12.51         $9.97
                                                 ------            ------           ------            ------        ------
  Income from Investment Operations

   Net Investment Income***                        0.02              0.06             0.07              0.13         0.14
   Net Realized and Unrealized Gain (Loss)
    on Investments                                 5.55              3.87             4.52              2.55         2.91
                                                 ------            ------           ------            ------        ------
  Total from Investment Operations                 5.57              3.93             4.59              2.68         3.05
                                                                                                                     ----
  Distributions

   Distributions from Net Investment Income       (0.02)            (0.06)           (0.07)            (0.13)       (0.14)
   Distributions from Realized Capital Gains      (2.15)            (0.53)           (0.27)            (0.46)       (0.37)
                                                 ------            ------           ------            ------        ------
  Total Distributions                             (2.17)            (0.59)           (0.34)            (0.59)       (0.51)
                                                 --------------------------------------------------------------------------

Net Asset Value, End of Period                   $25.59            $22.19           $18.85            $14.60        $12.51
===========================================================================================================================
Total Return*                                     25.19%            20.90%           31.57%            21.44%        30.75%
===========================================================================================================================
Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)       $839,134          $630,373         $456,194           $98,674        $38,117
Ratio of Expenses to Average Net Assets**          0.80%             0.80%            0.82%             0.65%        0.65%
Ratio of Net Investment Income to Average
  Net Assets                                       0.10%             0.31%            0.70%             0.96%        1.37%
Portfolio Turnover Rate                           38.38%            18.67%           17.06%            49.77%       61.32%
===========================================================================================================================

   *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **During the periods shown,  prior to May 1, 1997,  CUNA Mutual Life Insurance
    Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.83%, 0.66% and 0.75% for 1997, 1996 and 1995, respectively.

 ***Based on average shares  outstanding  during year.

                              MID-CAP STOCK FUND
                              Financial Highlights
                            Period Ended December 31

(For a share outstanding throughout the period)   1999(1)
Net Asset Value, Beginning of Period             $10.00
                                                 ------
  Income from Investment Operations
   Net Investment Income****                       0.03
   Net Realized and Unrealized Gain (Loss)
    on Investments                                 1.34
                                                 ------
  Total from Investment Operations                 1.37
                                                 ------
  Distributions

   Distributions from Net Investment Income       (0.02)
   Distributions from Realized Capital Gains      (0.20)
                                                 ------
  Total Distributions                             (0.22)
                                        -------------------------
Net Asset Value, End of Period                   $11.15
==================================================================
Total Return*                                     13.68%**
==================================================================
Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)         $26,479
Ratio of Expenses to Average Net Assets            1.00%***
Ratio of Net Investment Income to Average
  Net Assets                                       0.39%***
Portfolio Turnover Rate                           35.55%
==================================================================

   *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

  **Not annualized.
 ***Annualized.
****Based on average shares outstanding during period.

(1)Commenced operations May 1, 1999.

The following documents contain more information about the funds and are available free upon request:

Statement  of  Additional   Information  (SAI).  The  SAI  contains   additional
information about all aspects of the funds. A current SAI has been filed with the Securities and Exchange Commission and is incorporated herein by reference.

Annual and Semiannual Reports. The funds' annual and semiannual reports provide additional information about the funds' investments. The annual report contains a discussion of the market conditions and investment strategies that significantly affected each fund's performance during the last fiscal year.

Requesting Documents. You may request copies of these documents, ask questions about your account, or request further information about the funds either by contacting your broker or by contacting the funds at:

                                Ultra Series Fund
                       CUNA Mutual Life Insurance Company
                                2000 Heritage Way
                                Waverly, IA 50677
                                 (800) 798-5500

Public Information. You can review and copy information about the funds, including the SAI, at the Securities and Exchange Commission's Public Reference Room in Washington D.C. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. Reports and other information about the funds also are available on the Commission's Internet site at http://www.sec.gov. You may obtain copies of this information, upon payment of a duplicating fee, by writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-6009.

--------------------------------------------------------------------------------
The Funds are available to the public only through the purchase:

     (1) Class Z Shares by certain individual variable life insurance contracts or variable annuity contracts;

     (2) Class Z Shares by certain group variable annuity contracts for qualified pension and retirement plans; or

     (3) Class C shares of the Ultra Series Fund directly by qualified pension and retirement plans.

When used in connection with individual variable annuity contracts or variable life insurance contracts, this Prospectus must be accompanied by prospectuses for those contracts. When distributed to qualified pension and retirement plans or to participants of such plans, this Prospectus may be accompanied by disclosure materials relating to such plans which should be read in conjunction with this Prospectus.
--------------------------------------------------------------------------------

                                            Investment Company File No. 811-4815

                       Statement of Additional Information

                                ULTRA SERIES FUND
                                2000 Heritage Way
                               Waverly, Iowa 50677
                                 (319) 352-4090

This is not a prospectus. This statement of additional information should be read in conjunction with the Ultra Series Fund prospectus which is incorporated by reference.

The prospectus contains information that an investor should know before investing. For a copy of the most recent prospectus, call or write CUNA Brokerage Services, Inc., 2000 Heritage Way, Waverly, Iowa 50677, (319) 352-4090, (800) 798-5500.

                                 MAY 1, 2000

TABLE OF CONTENTS                                                        PAGE

General Information.........................................................1

Investment Practices........................................................1
         Lending Portfolio Securities.......................................1
         Restricted Securities..............................................2
         Foreign Securities.................................................2
         Put and Call Options...............................................3
         Financial Futures and Related Options..............................4
         Stock Index Futures and Related Options............................5
         Bond Fund Practices................................................6
         Lower-Rated Corporate Debt Securities..............................7
         Foreign Government Securities......................................8
         Convertible Securities.............................................8
         Repurchase Agreements..............................................9
         Reverse Repurchase Agreements......................................9
         U.S. Government Securities........................................10
         Mortgage-Backed and Asset-Backed Securities.......................10
         Forward Commitment and When-Issued Securities.....................11

Investment Limitations.....................................................12

Portfolio Turnover.........................................................14

Management of the Fund.....................................................14
         Officers and Trustees.............................................14
         Trustees Compensation.............................................16
         Substantial Shareholders..........................................16
         Beneficial Owners.................................................16
         Code of Ethics....................................................17

The Investment Adviser.....................................................17

Management Agreements with Subadvisers.....................................18

Expenses of the Fund.......................................................19

Distribution Plan and Agreement............................................19

Transfer Agent.............................................................20

Custodian..................................................................21

Independent Accountants....................................................21

Brokerage..................................................................21

How Securities Are Offered.................................................22
         Shares Of Beneficial Interest.....................................22
         Limitation of Trustee and Officer Liability.......................23
         Limitation of Interseries Liability...............................23

Net Asset Value of Shares..................................................24
         Money Market Fund.................................................24
         Treasury 2000, Bond, Balanced, Growth and Income Stock,
          Capital Appreciation Stock and Mid-Cap Stock Funds...............25

Dividends, Distributions and Taxes.........................................26
         Options and Futures Transactions..................................28
         Straddles.........................................................29
         Distributor.......................................................30

Calculation of Yields and Total Returns....................................30
         Money Market Fund Yields..........................................31
         Other Fund Yields.................................................32
         Average Annual Total Returns......................................33
         Other Total Returns...............................................34

Financial Statements.......................................................34

                               GENERAL INFORMATION

The Ultra Series Fund is an investment company consisting of seven separate investment portfolios or funds (each, a "Fund") each of which has a different investment objective. Each Fund is a diversified, open-end management investment company, commonly known as a mutual fund. The seven Funds are Money Market, Treasury 2000, Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock, and Mid-Cap Stock. The Ultra Series Fund was organized under the laws of the Commonwealth of Massachusetts on September 16, 1983, and is a Massachusetts Business Trust. Under Massachusetts's law, shareholders of a business trust may, under certain circumstances, be held personally liable as partners for the obligations of the Ultra Series Fund. The Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of the Ultra Series Fund and requires that notice of such disclaimer be given in each instrument entered into or executed by the Ultra Series Fund. The Declaration of Trust provides for indemnification out of the Ultra Series Fund property for any shareholder held personally liable for the obligations of the Ultra Series Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Ultra Series Fund itself would be unable to meet its obligations.

                              INVESTMENT PRACTICES

The Ultra Series Fund is a diversified open-end management investment company consisting of seven investment portfolios or funds, each with its own investment objective and policies. The Ultra Series Fund Prospectus describes the investment objective and policies of each of the seven Funds. The following information is provided for those investors wishing to have more comprehensive information than that contained in the Prospectus. Within the past year, no Fund has employed any of the following practices: lending of portfolio securities, investing in restricted securities, investing in options, financial futures, stock index futures and related options. Except for the Mid-Cap Stock Fund (as described below), no Fund has a current intention of employing these practices in the foreseeable future.

If the Ultra Series Fund enters into futures contracts or call options thereon, reverse repurchase agreements, firm commitment agreements or standby commitment agreements, the Ultra Series Fund will obtain approval from the Board of Trustees to establish a segregated account with the custodian of the Ultra Series Fund. The segregated account will hold liquid assets such as cash, U.S. government assets and high-grade debt obligations. The cash value of the segregated account will be not less than the market value of the futures contracts and call options thereon, reverse repurchase agreements, firm commitment agreements and standby commitment agreements.

Lending Portfolio Securities

All Funds, except the Money Market Fund, may lend portfolio securities. Such loans will be made only in accordance with guidelines established by the Trustees and on the request of broker-dealers or institutional investors deemed qualified, and only when the borrower agrees to maintain cash or securities as collateral with the Fund equal at all times to at least 100% of the value of the securities. The Fund will continue to receive interest or dividends on the securities loaned and will, at the same time, earn an agreed-upon amount of interest on the collateral which will be invested in readily marketable short-term obligations of high quality. The Fund will retain the right to call the loaned securities and intends to call loaned voting securities if important shareholder meetings are imminent. Such security loans will not be made if, as a result, the aggregate of such loans exceeds 30% of the value of the

Fund's assets. The Fund may terminate such loans at any time. While there may be delays in recovery of loaned securities or even a loss of rights in collateral supplied should the borrower fail financially, loans will be made only to firms deemed by the Investment Adviseror SubAdviser to be in good standing and will not be made unless, in the judgment of the Investment Adviser or SubAdviser, the consideration to be earned from such loans would justify the risk.

Restricted Securities

Each Fund, except the Money Market, Treasury 2000, and Mid-Cap Stock Funds, may invest up to 10% of its net assets in restricted securities. The Mid-Cap Stock Fund may invest up to 15% of its net assets in restricted securities. Securities regulations limit the resale of restricted securities which have been acquired through private placement transactions, directly from the issuer or from security holders, generally at higher yields or on terms more favorable to investors than comparable publicly traded securities. Privately placed securities are often not readily marketable and ordinarily can be sold only in privately negotiated transactions to a limited number of purchasers or in public offerings made pursuant to an effective registration statement under the Securities Act of 1933. Private or public sales of such securities by the Fund may involve significant delays and expense. Private sales require negotiations with one or more purchasers and generally produce less favorable prices than the sale of comparable unrestricted securities. Public sales generally involve the time and expense of preparing and processing a registration statement under the Securities Act of 1933 and may involve the payment of underwriting commissions; accordingly, the proceeds may be less than the proceeds from the sale of securities of the same class which are freely marketable. Restricted securities in each Fund will be valued at fair value as determined in good faith by or at the direction of the Trustees for purposes of determining the Fund's Net Asset Value. Such securities, when possible, will be valued on a comparative basis to securities with similar characteristics for which market prices are available.

Foreign Securities

All Funds, except the Treasury 2000 Fund, may invest in foreign securities. Investment in foreign issuers involves investment risks that are different, in some respects, from an investment in U.S. domestic issuers. Such risks may include foreign political and economic developments. Publicly available information concerning issuers located outside the United States may not be comparable in scope or depth of analysis to that generally available for publicly held U.S. issuers. Accounting and auditing practices and financial reporting requirements may vary significantly from country to country and generally are not comparable to those applicable to publicly held U.S. corporations. In the event of default, debt obligations of foreign issuers may be difficult to enforce. The Investment Adviser will make every effort to analyze potential investments in foreign issuers on the same basis as the rating services analyze domestic issuers, but because public information is not always comparable to that available on domestic issuers, this may not be possible.
Therefore, while the Investment Adviser will make every effort to select investments in foreign securities on the same basis relative to quality and risk as its investments in domestic securities, this may not always be possible. Except for the Mid-Cap Stock Fund, no Fund will invest more than 10% of its total assets in foreign securities. ADRs are not considered foreign securities for this purpose. However, the Growth and Income Stock, and Capital Appreciation Stock Funds may invest up to 25% of assets, and the Balanced Fund may invest up to 15% of assets in American Depository Receipts and foreign securities. The Mid-Cap Stock Fund may invest up to 25% of its total assets in foreign securities and has no limitations on ADRs.

Put and Call Options

All Funds, except the Money Market Fund, may engage in the purchase, sale and covered writing of put and call options that are traded on U.S. exchanges and boards of trade. A call option is a contract (generally having a duration of nine months or less) pursuant to which the purchaser of the call option in return for a premium paid, has the right to buy the security or instrument underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option, who receives the premium, has the obligation, upon exercise of the option, to deliver the underlying security or instrument against payment of the exercise price during the option period. A put option is a similar contract which gives the purchaser of the put option, in return for a premium, the right to sell the underlying security or instrument at a specified price during the term of the option. The writer of the put, who receives the premium, has the obligation to buy the underlying security or instrument, upon exercise, at the exercise price during the option period.

The writing of a call option is "covered" if the Fund owns the underlying security or instrument covered by the call or has an absolute and immediate right to acquire that security or instrument without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities or instruments held in its portfolio. The writing of a call option is also covered if the Fund holds a call on an equivalent amount of the same security or instrument as the call written where the exercise price of the call held is equal to or less than the exercise price of the call written or greater than the exercise price of the call written if the difference is maintained by the Fund in cash, U.S. Treasury bills or other high grade short-term obligations in a segregated account with its custodian. The writing of a put option is "covered" if the Fund maintains cash, U.S. Treasury bills or other high grade short-term obligations with a value equal to the exercise price in a segregated account with its custodian, or else holds a put on an equivalent amount of the same security or instrument as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written. The premium paid by the purchaser of an option will reflect, among other things, the relationship of the exercise price to the market price and volatility of the underlying security or instrument, the remaining term of the option, supply and demand, and interest rates.

If the writer of an option wishes to terminate his obligation, he may effect a "closing purchase transaction." This is accomplished by buying an option of the same kind as the option previously written. The effect of the purchase is that the clearing corporation will cancel the writer's position. However, a writer may not effect a closing purchase transaction after it has been notified of the exercise of an option. Likewise, an investor who is the holder of an option may liquidate his position by effecting a "closing sale transaction." This is accomplished by selling an option of the same kind as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction can be effected.

Effecting a closing transaction in the case of a written call option will permit the Fund to write another call option on the underlying security or instrument with either a different exercise price or expiration date or both, or in the case of a written put option will permit the Fund to write another put option to the extent that the exercise price thereof is secured by deposited cash or short-term securities. Also, effecting a closing transaction will permit the cash or proceeds from the concurrent sale of any securities or instruments subject to the option to be used for other Fund investments. If the Fund desires to sell a particular security or instrument from its portfolio on which it has written a call option, it will effect a closing transaction prior to or concurrent with the sale of the security or instrument.

The Fund may write put and call options only if they are covered, and the options must remain covered so long as a Fund is obligated as a writer.

An option position may be closed out only on an exchange or board of trade which provides a secondary market for an option of the same kind. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange or board of trade will exist for any particular option, or at any particular time, and for some options no secondary market on an exchange or board of trade may exist. In such event it might not be possible to effect closing transactions in particular options, with the result that the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities or instruments acquired through the exercise of call options or upon the purchase of underlying securities or instruments for the exercise of put options. If the Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security or instrument until the option expires or it delivers the underlying security or instrument upon exercise.

The use of put and call options is restricted to no more than twenty percent (20%) of the net assets in the Fund using such option.

Financial Futures and Related Options

The Balanced, Bond, and Treasury 2000 Funds may engage in transactions in financial futures contracts or related options, but only as a hedge against changes in the values of securities held in the Fund's portfolio resulting from market conditions or which it intends to purchase and where the transactions are economically appropriate to the reduction of risks inherent in the ongoing management of the Fund. A Fund may not purchase or sell financial futures or purchase related options if, immediately thereafter, more than one-third of its net assets would be hedged. In addition, a Fund may not purchase or sell financial futures or purchase related options if, immediately thereafter, the sum of the amount of margin deposits on the Fund's existing futures positions and premiums paid for related options would exceed five percent (5%) of the market value of the Fund's total assets.

Unlike when a Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the custodian under the name of the futures commission merchant an amount of cash or U.S. Treasury bills, known as initial margin. The nature of initial margin in futures transactions is different from that of margin in securities transactions in that a futures contract margin does not involve the borrowing of funds by a customer to finance the transaction. Rather, the initial margin is in the nature of a performance bond or a good faith deposit on a contract which is returned to the Fund upon termination of the Fund's contract assuming all contractual obligations have been satisfied. Subsequent payments, called "variation margin," to or from the custodian will be made on a daily basis as the price of the underlying securities or instruments fluctuates making the long and short positions in the futures contract more or less valuable, a process known as "mark to the market." At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position which will operate to terminate the Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or a gain.

There are several risks in connection with the use of financial futures as a hedging device. One risk arises because of the imperfect correlation between movements in the price of the futures contracts and movements in the price of the securities or instruments which are the subject of the hedge. The price of the futures contract may move more than or less than the price of the securities or instruments being hedged. If the price of the futures contract moves less than the price of the securities or instruments which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities or instruments being hedged has moved in an unfavorable direction, the Fund would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the futures. If the price of the futures contract moves more than the price of the securities or instruments being hedged, the Fund will experience either a loss or a gain on the futures contract which will not be completely offset by movements in the price of the securities or instruments. To compensate for the imperfect correlation of movements in the price of securities or instruments being hedged and movements in the price of the futures contracts, the Fund may buy or sell financial futures contracts in a greater dollar amount than the dollar amount of securities being hedged if the historical volatility of the prices of such securities has been greater than the historical volatility of the futures. Conversely, the Fund may buy or sell fewer financial futures contracts if the historical volatility of the price of the securities being hedged is less than the historical volatility of the futures.

The financial impact of any use of financial futures is subject to movements in interest rates. For example, if the Fund is hedged against the possibility of a rise in interest rates, adversely affecting the value of bonds held in its portfolio, and bond prices increase instead, the Fund will lose part or all of the benefit of the increased value of its bonds which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

Stock Index Futures and Related Options

The Balanced, Growth and Income Stock, Capital Appreciation Stock, and Mid-Cap Stock Funds may engage in transactions in stock index futures contracts or related options, but only as a hedge against changes resulting from market conditions in the values of securities held in the Fund's portfolio or which the Fund intends to purchase and where the transactions are economically appropriate to the reduction of risks inherent in the ongoing management of the Fund. A Fund may not purchase or sell stock index futures or purchase related options if, immediately thereafter, more than one-third of its net assets would be hedged. In addition, a Fund may not purchase or sell stock index futures or purchase related options if, immediately thereafter, the sum of the amount of margin deposits on the Fund's existing futures positions and premiums paid for related options would exceed twenty percent (20%) of net assets.

Unlike when a Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the custodian under the name of the futures commission merchant an amount of cash or U.S. Treasury bills known as initial margin. The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds by a customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. Subsequent payments, called

"variation margin," to or from the custodian, will be made on a daily basis as the price of the underlying stock index fluctuates making the long and short positions in the futures contract more or less valuable, a process known as "mark to the market." At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position which will operate to terminate the Fund's position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a loss or a gain.

There are several risks in connection with the use of stock index futures as a hedging device. One risk arises because of the imperfect correlation between movements in the price of the stock index futures contract and movements in the price of the securities which are the subject of the hedge. The price of the stock index futures may move more than or less than the price of the securities being hedged. If the price of the stock index futures contract moves less than the price of the securities which are the subject of the hedge, the hedge will not be fully effective but, if the price of the securities being hedged has moved in an unfavorable direction, the Fund would be in a better position than if it had not hedged at all. If the price of the securities being hedged has moved in a favorable direction, this advantage will be partially offset by the futures contract. If the price of the futures contract moves more than the price of the stock, the Fund will experience either a loss or a gain on the futures contract which will not be completely offset by movements in the price of the securities which are the subject of the hedge. To compensate for the imperfect correlation of movements in the price of securities being hedged and movements in the price of the stock index futures, the Fund may buy or sell stock index futures contracts in a greater dollar amount than the dollar amount of securities being hedged if the historical volatility of the prices of such securities has been greater than the historical volatility of the index. Conversely, the Fund may buy or sell fewer stock index futures contracts if the historical volatility of the price of the securities being hedged is less than the historical volatility of the stock index.

The financial impact of any use of stock index futures is subject to movements in the direction of the market. For example, if the Fund has hedged against the possibility of a decline in the market adversely affecting stocks held in its portfolio and stock prices increase instead, the Fund will lose part or all of the benefit of the increased value of its stocks which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

Compared to the use of stock index futures, the purchase of options on stock index futures involves less potential risk because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the use of an option on a stock index future would result in a loss when the use of a stock index future would not, such as when there is no movement in the level of the index.

Bond Fund Practices

The Bond Fund will emphasize investment grade, primarily intermediate-term securities. If an investment grade security is downgraded by the rating agencies or otherwise falls below the investment quality standards stated in the Prospectus, management will retain that instrument only if management believes it is in the best interest of the Fund. The Fund may invest more than twenty percent (20%) of total assets in corporate debt securities which are not in the four highest ratings by Standard and Poor's

Corporation or Moody's Investors Service, Inc. The Fund may also invest in debt options, interest rate futures contracts, and options on interest rate futures contracts.

The Fund may utilize interest rate futures and options to manage the risk of fluctuating interest rates. These instruments will be used to control risk or obtain additional income and not with a view toward speculation. The Fund will invest only in futures and options which are traded on U.S. exchanges or boards of trade.

In the fixed income securities market, purchases of some issues are occasionally made under firm (forward) commitment agreements. Purchases of securities under such agreements can involve risk of loss due to changes in the market rate of interest between the commitment date and the settlement date. As a matter of operating policy, the Fund will not commit itself to forward commitment agreements in an amount in excess of 25% of net assets and will not engage in such agreements for leveraging purposes. For purposes of this limitation, forward commitment agreements are defined as those agreements involving more than five business days between the commitment date and the settlement date.

Lower-Rated Corporate Debt Securities

As described in the prospectus, each fund, other than the Money Market Fund, may make certain investments including corporate debt obligations that are unrated or rated in the lower rating categories (i.e., ratings of BB or lower by Standard & Poor's or Ba or lower by Moody's). Bonds rated BB or Ba or below by Standard & Poor's or Moody's (or comparable unrated securities) are commonly referred to as "lower-rated" securities or as "junk bonds" and are considered speculative and may be questionable as to principal and interest payments. In some cases, such bonds may be highly speculative, have poor prospects for reaching investment standing and be in default. As a result, investment in such bonds will entail greater speculative risks than those associated with investment in investment-grade bonds (i.e., bonds rated AAA, AA, A or BBB by Standard & Poor's or Aaa, Aa, A or Baa by Moody's).

An economic downturn could severely affect the ability of highly leveraged issuers of junk bonds to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower rated securities will have an adverse effect on a fund's net asset value to the extent it invests in such securities. In addition, a fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings.

The secondary market for junk bond securities, which is concentrated in relatively few market makers, may not be as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on a fund's ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse market or economic conditions, the secondary market for junk bond securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Investment Adviser could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these circumstances, may be less than the prices used in calculating a fund's net asset value.

Since investors generally perceive that there are greater risks associated with lower-rated debt securities, the yields and prices of such securities may tend to fluctuate more than those for higher rated securities do. In the lower quality segments of the fixed-income securities market, changes in perceptions of issuers' creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the fixed-income securities market resulting in greater yield and price volatility.

Another factor which causes fluctuations in the prices of fixed-income securities is the supply and demand for similarly rated securities. In addition, the prices of fixed-income securities fluctuate in response to the general level of interest rates. Fluctuations in the prices of portfolio securities subsequent to their acquisition will not affect cash income from such securities but will be reflected in a fund's net asset value.

Lower-rated (and comparable non-rated) securities tend to offer higher yields than higher-rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers, increasing the risks of loss of income and principal versus higher-rated securities. In addition to the risk of default, there are the related costs of recovery on defaulted issues. The Investment Adviser will attempt to reduce these risks through diversification of these funds' portfolios and by analysis of each issuer and its ability to make timely payments of income and principal, as well as broad economic trends in corporate developments.

Foreign Government Securities

All of the funds other than the Treasury 2000 Fund may invest in debt obligations of foreign governments and governmental agencies, including those of emerging countries. Investment in sovereign debt obligations involves special risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and the funds may have limited recourse in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt and in turn the fund's net asset value, to a greater extent than the volatility inherent in debt obligations of U.S. issuers. A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward principal international lenders and the political constraints to which a sovereign debtor may be subject.

Convertible Securities

The Balanced, Growth and Income Stock, Capital Appreciation Stock, and Mid-Cap Stock Funds may each invest in convertible securities. Convertible securities may include corporate notes or preferred stock but are ordinarily a long-term debt obligation of the issuer convertible at a stated conversion rate into common stock of the issuer. As with all debt and income-bearing securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. However, when the market price of the common stock underlying a convertible security exceeds the conversion price, the price of the convertible security tends to reflect the value of the underlying common stock. As the market price of the underlying common stock declines, the convertible security tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock. Convertible securities rank senior to common stocks in an issuer's capital structure and are consequently of higher quality and entail less risk than the issuer's common stock. In evaluating a convertible security, the fund's Investment Adviser gives primary emphasis to the attractiveness of the underlying common stock. The convertible debt securities in which the funds may invest are subject to the same rating criteria as that fund's investments in non-convertible debt securities. Convertible debt securities, the market yields of which are substantially below prevailing yields on non-convertible debt securities of comparable quality and maturity, are treated as equity securities for the purposes of a fund's investment policies or restrictions.

Repurchase Agreements

Each fund may enter into repurchase agreements. In a repurchase agreement, a security is purchased for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price plus accrued interest. The funds will enter into repurchase agreements only with member banks of the Federal Reserve System, U.S. Central Credit Union, and with "primary dealers" in U.S. Government securities. The Investment Adviser will continuously monitor the creditworthiness of the parties with whom the funds enter into repurchase agreements.

The Trust has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Trust's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, a fund could experience delays in liquidating the underlying securities during the period in which the fund seeks to enforce its rights thereto, possible subnormal levels of income, declines in value of the underlying securities or lack of access to income during this period and the expense of enforcing its rights.

Reverse Repurchase Agreements

Each fund may also enter into reverse repurchase agreements which involve the sale of U.S. Government securities held in its portfolio to a bank with an agreement that the fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of "interest" which may be reflected in the repurchase price. Reverse repurchase agreements are considered to be borrowings by the fund entering into them. Reverse repurchase agreements involve the risk that the market value of securities purchased by the fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the fund which it is obligated to repurchase. A fund that has entered into a reverse repurchase agreement will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. To minimize various risks associated with reverse repurchase agreements, each fund will establish and maintain with the Trust's custodian a separate account consisting of liquid securities, of any type or maturity, in an amount at least equal to the repurchase prices of the securities (plus any accrued interest thereon) under such agreements. No fund will enter into reverse repurchase agreements and other borrowings (except from banks as a temporary measure for extraordinary emergency purposes) in amounts in excess of 30% of the fund's total assets (including the amount borrowed) taken at market value. No fund will use leverage to attempt to increase income. No fund will purchase securities while outstanding borrowings exceed 5% of the fund's total assets. Each fund will enter into reverse repurchase agreements only with federally insured banks or credit unions which are approved in advance as being creditworthy by the Trustees. Under procedures established by the Trustees, the Investment Adviser will monitor the creditworthiness of the institutions involved.

U.S. Government Securities

All of the funds may purchase U.S. Government Securities. U.S. Government Securities are obligations issued or guaranteed by the U.S. Government, its agencies, authorities or instrumentalities.

Certain U.S. Government securities, including U.S. Treasury bills, notes and bonds, and Government National Mortgage Association certificates ("Ginnie Maes"), are supported by the full faith and credit of the U.S. Certain other U.S. Government securities, issued or guaranteed by Federal agencies or government sponsored enterprises, are not supported by the full faith and credit of the U.S. Government, but may be supported by the right of the issuer to borrow from the U.S. Treasury. These securities include obligations of the Federal Home Loan Mortgage Corporation ("Freddie Macs"), and obligations supported by the credit of the instrumentality, such as Federal National Mortgage Association Bonds ("Fannie Maes"). No assurance can be given that the U.S. Government will provide financial support to such Federal agencies, authorities, instrumentalities and government sponsored enterprises in the future. U.S. Government Securities may also include zero coupon bonds.

Ginnie Maes, Freddie Macs and Fannie Maes are mortgage-backed securities which provide monthly payments which are, in effect, a "pass-through" of the monthly interest and principal payments (including any prepayments) made by individual borrowers on the pooled mortgage loans. Collateralized mortgage obligations ("CMOs") in which the fund may invest are securities issued by a corporation or a U.S. Government instrumentality that are collateralized by a portfolio of mortgages or mortgage-backed securities. Mortgage-backed securities may be less effective than traditional debt obligations of similar maturity at maintaining yields during periods of declining interest rates. (See "Mortgage-Backed and Asset-Backed Securities.")

Each fund may invest in separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury if such components are traded independently under the Separate Trading of Registered Interest and Principal of Securities program ("STRIPS").

All of the funds may acquire securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities in the form of custody receipts. Such receipts evidence ownership of future interest payments, principal payments or both on certain notes or bonds issued by the U.S. Government, its agencies, authorities or instrumentalities. For certain securities law purposes, custody receipts are not considered obligations of the U.S. Government.

Mortgage-Backed and Asset-Backed Securities

The Money Market, Bond, and Balanced Funds may invest in mortgage-backed securities, which represent direct or indirect participation in, or are collateralized by and payable from, fixed rate or variable rate mortgage loans secured by real property. These funds may also invest in fixed or variable rate asset-backed securities, which represent participation in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (i.e., credit card) agreements and other categories of receivables. Such assets are securitized though the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a credit union or other financial institution unaffiliated with the Trust, or other credit enhancements may be present.

Mortgage-backed and asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. A fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. To the extent that a fund invests in mortgage-backed and asset-backed securities, the values of its portfolio securities will vary with changes in market interest rates generally and the differentials in yields among various kinds of U.S. Government securities and other mortgage-backed and asset-backed securities.

Asset-backed securities present certain additional risks that are not presented by mortgage backed securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would secure an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, there is the possibility that, in some cases, recoveries on repossessed collateral may not be available to support payments on these securities.

Forward Commitment and When-Issued Securities

Each fund may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are specified and for which a market exists, but which have not been issued. Each fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. For when-issued transactions, no payment is made until delivery is due, often a month or more after the purchase. In a forward commitment transaction, a fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

When a fund engages in forward commitment and when-issued transactions, it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in the fund's losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when-issued or forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

On the date a fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the fund will segregate in a separate account cash or liquid securities, of any type or maturity, equal in value to the fund's commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitments. Alternatively, a fund may enter into offsetting contracts for the forward sale of other securities that it owns.

                             INVESTMENT LIMITATIONS

The Ultra Series Fund has adopted the following restrictions and policies relating to the investment of assets and the activities of each Fund. The policies in this INVESTMENT LIMITATION section are fundamental and may not be changed for a Fund without the approval of the holders of a majority of the outstanding votes of that Fund (which for this purpose and under the Investment Company Act of 1940 (the "Act") means the lesser of (i) sixty-seven percent (67%) of the outstanding votes attributable to shares represented at a meeting at which more than fifty percent (50%) of the outstanding votes attributable to shares are represented or (ii) more than fifty percent (50%) of the outstanding votes attributable to shares). Except as noted below, none of the Funds within the Ultra Series Fund may:

1. Borrow money in excess of one-third of the value of its total assets taken at market value (including the amount borrowed) and then only from banks as a temporary measure for extraordinary or emergency purposes. This borrowing provision is not for investment leverage, but solely to facilitate management of a Fund by enabling the Fund to meet redemption requests where the liquidation of an investment is deemed to be inconvenient or disadvantageous. Except for the Mid-Cap Stock Fund, a Fund will not make additional investments while it has borrowings outstanding.

2. Underwrite securities of other issuers, except that a Fund may acquire portfolio securities under circumstances where, if the securities are later publicly offered or sold by the Fund, it may be deemed to be an underwriter for purposes of the Securities Act of 1933.

3. Invest over twenty-five percent (25%) of assets taken at its market value in any one industry. Securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or instruments secured by these money market instruments, such as repurchase agreements, shall not be considered investments in any one industry for purposes of these rules. Telephone, gas, and electric utility industries shall be considered separate industries.

4. Purchase or sell commodities, commodity contracts (except financial futures contracts), foreign exchange or real estate, including interests in real estate investment trusts whose securities are not readily marketable or invest in oil, gas or other mineral development or exploration programs. (This does not prohibit investment in the securities of corporations which own interests in commodities, foreign exchange, real estate or oil, gas or other mineral development or exploration programs.) The Mid-Cap Stock Fund may invest in securities related to oil, gas, or other mineral development or exploration programs.

5. Invest more than five percent (5%) of the value of the assets of a Fund in securities of any one issuer, except in the case of the securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

6. Invest in securities of a company for the purpose of exercising control or management. The Mid-Cap Stock Fund may engage in such activities.

7. Invest in securities issued by any other registered investment companies in excess of five percent (5%) of total assets, nor in excess of three percent (3%) of the assets of the acquired investment company. Not more than ten percent (10%) of total assets taken at market value will be invested in such securities.

8. Purchase or sell real estate, except a Fund may purchase securities which are issued by companies which invest in real estate or interests therein.

9. Issue senior securities as defined in the Act, except insofar as a Fund may be deemed to have issued a senior security by reason of (a) entering into any repurchase agreement; (b) borrowing money in accordance with restrictions described above; (c) lending portfolio securities; (d) purchasing securities on a when-issued or delayed delivery basis; or (e) accommodating short sales. If the asset coverage falls below three hundred percent (300%), when taking into account items (a) through (e), a Fund may be required to liquidate investments to be in compliance with the Act.

10. Lend portfolio securities in excess of thirty percent (30%) of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the Trustees, including maintenance of collateral of the borrower at least equal at all times to the current market value of the securities loaned.

11. Invest in illiquid assets (which include repurchase agreements that do not mature within seven (7) days, non-negotiable time deposits maturing in over seven (7) days, restricted securities, and other securities for which there is no ready market) in an amount in excess of ten percent (10%) of the value of its total assets. The Mid-Cap Stock Fund may invest up to fifteen percent (15%) of the value of its net assets in illiquid assets.

12. Make loans (the acquisition of bonds, debentures, notes and other securities as permitted by the investment objectives of a Fund shall not be deemed to be the making of loans) except that a Fund may purchase securities subject to repurchase agreements under policies established by the Trustees.

13. Invest in foreign securities (ADRs are not considered foreign securities) in excess of ten percent (10%) of the value of its total assets. The Mid-Cap Stock Fund may invest up to twenty-five percent (25%) of the value of its total assets in foreign securities.

Except for the limitations on borrowing from banks, if the above percentage restrictions are adhered to at the time of investment, a later increase or decrease in such percentage resulting from a change in values of securities or amount of net assets will not be considered a violation of any of the foregoing restrictions.

The Money Market Fund may not write put or call options, purchase common stock or other equity securities or purchase securities on margin or sell short. The Treasury 2000, Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock, and Mid-Cap Stock Funds may not purchase securities on margin or sell short. However, each Fund may obtain such short-term credits as may be necessary for the clearance of transactions and may make margin payments in connection with transactions in futures and related options as permitted by its investment policies.

                               PORTFOLIO TURNOVER

While the Money Market Fund is not subject to specific restrictions on portfolio turnover, it generally does not seek profits by short-term trading. However, it may dispose of a portfolio security prior to its maturity where disposition seems advisable because of a revised credit evaluation of the issuer or other considerations. Because money market instruments have short maturities, the Fund expects to have a high portfolio turnover, but since brokerage commissions are not customarily charged on money market instruments, a high turnover should not adversely affect Net Asset Value or net investment income.

The Treasury 2000, Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock, and Mid-Cap Stock Funds will trade whenever, in management's view, changes are appropriate to achieve the stated investment objectives. Management does not anticipate that high portfolio turnover will be required in the stock funds and stock portion of the Balanced Fund and intends to keep such turnover to moderate levels consistent with the objectives of each Fund. Although management makes no assurances, it is expected that the annual portfolio turnover rate in the stock funds will be generally less than 100%. This would mean that normally less than 100% of the securities held by the Fund would be replaced in any one year (excluding turnover of securities having a maturity of one year or less). In the Bond Fund and the bond portion of the Balanced Fund, management employs active trading techniques which may result in portfolio turnover rates of 500% or higher. Such active trading increased the funds' transaction costs but is intended to more than compensate for such increased costs by capitalizing on temporary mispricing of securities in the bond market due to imbalances in supply and demand or changing perceptions of an issuer's credit quality or prospects.

                             MANAGEMENT OF THE FUND

Ultra Series Fund is governed by a Board of Trustees. The Trustees have the duties and responsibilities set forth under the applicable laws of the State of Massachusetts, including but not limited to the management and supervision of the funds.

The board, from time to time, may include individuals who may be deemed to be affiliated persons of CIMCO, the funds' adviser. At all times, however, the majority of board members will not be affiliated with CIMCO or the funds.

The funds do not hold annual shareholder meetings, but may hold special meetings for such purposes as electing or removing board members, changing fundamental policies, approving certain management contracts, approving or amending a 12b-1 plan, or as otherwise required by the 1940 Act.

Officers and Trustees

Name and Address          Fund Position(s)                          Principal Occupation(s)
                                                                    For the Past 5 Years

Michael S.  Daubs*        President,                                CIMCO Inc.
5910 Mineral Point Road   1983 - Present                            President, 1982 - Present
Madison, WI 53705         Trustee,                                  CUNA Mutual Life Insurance Company
Age - 55                                                            Chief Investment Officer, 1973 - Present
                                                                    CUNA Mutual Insurance Society
                                                                    Chief Investment Officer, 1990 - Present

Lawrence R.  Halverson*   Vice President,                           CIMCO Inc.
5910 Mineral Point Road   1987 - Present                            Senior Vice President, 1996 - Present
Madison, WI  53705        Secretary,                                Vice President, 1987 - 1996
Age - 53                  1992 - Present                            CUNA Brokerage Services, Inc.
                          Trustee,                                  President,  1996 - 1998
                          1997 - Present

Robert M.  Buckingham*    Assistant Secretary                       CUNA Mutual Life Insurance Company
2000 Heritage Way         1993-Present                              Vice President and Valuation Actuary
Waverly, IA 50677                                                   1991-Present
Age - 44

Michael G.  Joneson*      Treasurer,                                CUNA Mutual Life Insurance Company
2000 Heritage Way         and Assistant                             Vice President - Controller, Treasurer
Waverly, IA 50677         Secretary                                 1986-Present
Age - 52                  1992-Present

Gwendolyn M.  Boeke       Trustee                                   Evangelical Lutheran Church in America
2000 Heritage Way         1988 - Present                            Area Representative - Iowa
Waverly, IA  50677                                                  1990 - Present
Age - 64

Alfred L.  Disrud         Trustee                                   Planned Giving Services
2000 Heritage Way         1987 - Present                            Owner
Waverly, IA  50677                                                  1986 - Present
Age - 78

Keith S.  Noah            Trustee                                   Noah & Smith (Attorneys)
2000 Heritage Way         1984 - Present                            Partner
Waverly, IA  50677                                                  1948 - Present
Age - 78

Thomas C.  Watt           Trustee                                   MidAmerican Energy Company
2000 Heritage Way         1986 - Present                            Manager - Business Initiatives
Waverly, IA  50677                                                  1997 - Present
Age - 62
                                                                    MidAmerican Energy Company
                                                                    District Manager
                                                                    1995 - 1997

                                                                    Midwest Power Systems, Inc.
                                                                    Division Manager
                                                                    1992 - 1995

*An interested person within the meaning of the Act.

Trustee Compensation

                            Aggregate Compensation    Total Compensation from
Name, Position                 from Fund(1)         Fund and Fund Complex(1)(2)

Michael S.  Daubs(3)             None                       None
Lawrence R.  Halverson(3)        None                       None
Gwendolyn M.  Boeke              $4,000                     $8,000
Alfred L.  Disrud                $4,000                     $8,000
Keith S.  Noah                   $4,000                     $8,000
Thomas C.  Watt                  $4,000                     $8,000

(1)Amounts for the fiscal year ending December 31, 1999.
(2)"Fund Complex" includes the Ultra Series Fund and MEMBERS Mutual Funds.
(3)Non-compensated interested trustee.

Trustees and officers of the Ultra Series Fund do not receive any benefits from the Ultra Series Fund upon retirement nor does the Ultra Series Fund accrue any expense for pension or retirement benefits. All Trustees and officers of the Ultra Series Fund also serve as trustees or officers of the MEMBERS Mutual
Funds, an open-end management investment company that is managed by the Investment Adviser.

Substantial Shareholders


CUNA Mutual Life Insurance Company (the "Company") established the Ultra Series Fund as an investment vehicle underlying the separate accounts of the Company which issue variable contracts. As of May 1, 2000, the separate accounts of the Company and certain qualified plans were the only shareholders of the Ultra Series Fund. Voting rights are described in the Ultra Series Fund Prospectus in the GENERAL INFORMATION, Shareholder Rights section.


Beneficial Owners


As of March 31, 1999, the directors and officers as a group own less than one percent (1%). In addition to its own beneficial interest in each Fund, the Company holds legal title on behalf of the beneficiaries of employee benefit plans held within the Company separate accounts not registered pursuant to an exemption from the registration provisions of the securities acts. As of March 31, 1999, the following persons had a beneficial interest exceeding five percent (5%):

                                                         Percentage of
Fund            Beneficial Owner        Holdings         Net Assets

Treasury 2000   CUNA Mutual Life       $615,007.40       31.99%
                Insurance Company
                2000 Heritage Way
                Waverly, IA  50677

Code of Ethics

The Ultra Series Fund, its adviser CIMCO, Inc., and its principal underwriter, CUNA Brokerage Services, Inc., have adopted codes of ethics pursuant to Rule 17j-1. The codes permit access people to invest in securities, including securities that may be purchased or held by the Fund, for their own accounts. The codes, however, establish certain procedures and prohibitions on investments in securities for personal accounts. The codes are on public file with, and are available from, the SEC.


                             THE INVESTMENT ADVISER

The Management Agreement ("Agreement") requires that the Investment Adviser provide continuous professional investment management of the investments of the Ultra Series Fund, including establishing an investment program complying with the investment objectives, policies and restrictions of each Series. In addition, the Adviser has agreed to provide, or arrange to have provided, all services to each Series of the Ultra Series Fund, including but not limited to legal and accounting services, mailing and printing services, custody and transfer agent services, etc. The Investment Adviser is CIMCO Inc. The Company, and CUNA Mutual Investment Corporation each own a one-half interest in the Investment Adviser. CUNA Mutual Insurance Society is the sole owner of CUNA Mutual Investment Corporation. CUNA Mutual Investment Corporation is the sole owner of CUNA Brokerage Services, Inc., the principal underwriter. The Investment Adviser and the Ultra Series Fund have servicing agreements with the Company and with CUNA Mutual Insurance Society. The Company and CUNA Mutual Insurance Society entered into a permanent affiliation July 1, 1990. At the current time, all of the directors of the Company are also directors of CUNA Mutual Insurance Society and many of the senior executive officers of the Company hold similar positions with CUNA Mutual Insurance Society.

The Investment Adviser, pursuant to a Management Agreement effective May 1, 1997, provides investment advice for each Fund and provides or arranges for the provision of substantially all other services required by the Ultra Series Fund through services agreements with affiliated and unaffiliated service providers. Such services include all administrative, accounting and legal services as well as the services of custodians, transfer agents and dividend disbursing agents. There are, however, certain expenses that The Ultra Series Fund pays for itself under the Management Agreement. These are: fees of the independent Trustees, fees of the independent auditors, interest on borrowings by a Fund, any taxes that a Fund must pay, and any extraordinary expenses incurred by a Fund or Funds not in the ordinary course of business. As full compensation for its services, the Ultra Series Fund pays the Investment Adviser a unitary fee computed at an annualized percentage rate of the average value of the daily net assets of each series as set forth in the table below:

                        Management Fee Table

   Series                                    Management Fee
   Money Market                                 0.45 %
   Treasury 2000                                0.45 %
   Bond                                         0.55 %
   Balanced                                     0.70 %
   Growth & Income Stock                        0.60 %
   Capital Appreciation Stock                   0.80 %
   Mid-Cap Stock                                1.00 %

The total fee paid to the Investment Adviser during the years ended December 31 was as follows:

        1997     $5,320,543
        1998     $12,547,473
        1999     $17,105,630


The Investment Adviser or subadviser (as applicable) makes the investment decisions and is responsible for the investment and reinvestment of assets; performs research, statistical analysis, and continuous supervision of the Fund's investment portfolio; furnishes office space for the Ultra Series Fund; provides the Ultra Series Fund with such accounting data concerning the investment activities of the Ultra Series Fund as is required to be prepared and files all periodic financial reports and returns required to be filed with the Securities and Exchange Commission ("SEC") and any other regulatory agency; continuously monitors compliance by the Ultra Series Fund in its investment activities with the requirements of the Act and the rules promulgated pursuant thereto; and renders to the Ultra Series Fund such periodic and special reports as may be reasonably requested with respect to matters relating to the duties of the Investment Adviser.

The Adviser contracts with the Company to perform some of these services on behalf of the Ultra Series Fund in return for a portion of the investment advisory fee. The Adviser paid $1,268,229, $2,800,753 and $3,827,693 for those services in 1997, 1998, and 1999, respectively.

The Adviser contracts with CUNA Mutual Insurance Society to perform cash management and investment accounting services on behalf of the Ultra Series Fund in return for a portion of the investment advisory fee. The Adviser paid $16,404, $0 and $0 for those services in 1997, 1998 and 1999, respectively.


The Management Agreement provides that the Investment Adviser shall not be liable to the Ultra Series Fund or any shareholder for anything done or omitted by it, or for any losses that may be sustained in the purchase, holding or sale of any security, except for an act or omission involving willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties imposed upon it by the Management Agreement.

                     MANAGEMENT AGREEMENTS WITH SUBADVISERS

As described in the prospectus, CIMCO manages the assets of the Mid-Cap Stock Fund using a "manager of managers" approach under which CIMCO may allocate some of the fund's assets among one or more "specialist" subadvisers (each, a "Subadviser").

Even though Subadvisers have day-to-day responsibility over the management of a portion of the Mid-Cap Stock Fund, CIMCO retains the ultimate responsibility for the performance of these funds and will oversee the Subadvisers and recommend their hiring, termination, and replacement.

CIMCO may, at some future time, employ a subadvisory or "manager of managers" approach to other new or existing funds in addition to the Mid-Cap Stock Fund.


As of the date of the prospectus, Wellington Management Company llp is the only subadviser managing some of the assets of the Mid-Cap Stock Fund. Wellington Management began managing these assets on May 1, 2000. The prospectus contains a description of Wellington Management. Wellington Management's services are paid for out of the management fee CIMCO receives for the Mid-Cap Stock Fund. There is no additional fee charged to shareholders for Wellington Management's services.


The directors and principal officers of the Investment Adviser are as follows:

        Janice C.  Doyle                Assistant Secretary
        Michael S.  Daubs               Director and President
        Lawrence R.  Halverson          Senior Vice President
        Joyce A.  Harris                Director and Chair
        James C.  Hickman               Director
        Michael B.  Kitchen             Director
        Daniel J.  Larson               Vice President
        Thomas J.  Merfeld              Vice President and Secretary
        George A.  Nelson               Director and Vice Chair
        Jeffrey B.  Pantages            Senior Vice President

CUNA Brokerage Services, Inc., 5910 Mineral Point Road, Madison, WI 53705-4456 is the Trust's principal underwriter.

                              EXPENSES OF THE FUND

The Money Market, Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock, and Mid-Cap Stock Funds are currently obligated to pay to the Investment Adviser the Management Fee set forth in the Management Fee Table above. As part of its services, the Investment Adviser has agreed to provide or arrange to have provided, administrative services to each Fund. Currently, the Company provides the Funds with administrative, fund accounting, transfer agency and shareholder services. The Adviser pays the Company .15% of the average value of the daily net assets for these services.


Prior to May 1, 1997, expenses which exceeded .65% of the average value of daily net assets of such Fund were being absorbed by the Company pursuant to an Expense Reimbursement Agreement between the Company and the Ultra Series Fund. The Company absorbed $48,308, $0 and $0 for the years ended December 31, 1997, December 31, 1998, and December 31, 1999, respectively.


                         DISTRIBUTION PLAN AND AGREEMENT

The Ultra Series Fund has adopted a Distribution Plan pursuant to Rule 12b-1 of the Act under which the Ultra Series Fund bears certain expenses relating to the distribution of Class C shares. The Distribution Plan provides for the Ultra Series Fund to pay CUNA Brokerage Services, Inc. a distribution fee equal, on an annual basis, to 0.25% of the average daily net assets of each Fund attributable to Class C shares. The distribution fee is calculated and accrued daily and paid quarterly or at such other intervals as the Ultra Series Fund and CUNA Brokerage Services, Inc. agree. The distribution fee is paid solely out of each Fund's assets supporting Class C shares. This means that the net asset value of

Class C shares reflects the daily accrual of the fee but that the net asset value of Class Z shares is not affected by the distribution fee and no distribution fee is supported by assets of any Fund representing Class Z shares.

Under the Distribution Plan, CUNA Brokerage Services, Inc. receives the entire amount of the distribution fee and may spend any amount of the fee that it considers appropriate to finance any activity that is primarily intended to result in the sale of Class C shares or to service Class C shareholders. CUNA Brokerage Services, Inc. does not have to spend all of the distribution fee and can spend more than the amount of the fee to finance activities intended to result in the sale of Class C shares or to service Class C shareholders. If CUNA Brokerage Services, Inc. spends less than the entire amount of the fee in any period, it may keep the amounts not spent. If CUNA Brokerage Services, Inc. spends more than the amount of the fee in any period, the Ultra Series Fund will not reimburse CUNA Brokerage Services, Inc. for the difference.

Activities primarily intended to result in the sale of Class C shares or service Class C shareholders include, among other: (a) compensation to employees of CUNA Brokerage Services, Inc.; (b) compensation to and expenses, including overhead and telephone expenses, of CUNA Brokerage Services, Inc., other selected broker-dealers, and insurance companies who engage in or support activities primarily intended to result in the sale of Class C shares; (c) the costs of printing and distributing prospectuses, statements of additional information and annual and interim reports of the Ultra Series Fund for prospective Class C shareholders; (d) the costs of preparing, printing and distributing sales literature and advertising materials attributable to Class C shares; (e) expenses relating to the formulation and implementation of marketing strategies and promotional activities relating to Class C shares such as direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; and (f) the costs of obtaining such information, analyses and reports with respect to marketing and promotional activities and investor accounts as the Ultra Series Fund may, from time to time, deem advisable. CUNA Brokerage Services, Inc. did not incur any expenses in 1999 relating to the sale of Class C shares.

The Distribution Plan was initially approved on October 29, 1996, by the Board of Trustees of the Ultra Series Fund, including all disinterested Trustees. The Plan became effective May 1, 1997, and continues in effect from year to year only so long as such continuance is approved at least annually by the Trustees, including a majority of the Trustees who are not interested, as defined by the Act, and who have no direct or indirect financial interest in the operation of the Plan or agreements related to it.

Any amendment which would materially increase the amount which the Ultra Series Fund may expend under the Plan requires approval by holders of a majority of the outstanding shares of the Ultra Series Fund. Any agreement related to the Plan may be terminated at any time, upon sixty (60) days written notice to the other party, by a vote of a majority of the disinterested Trustees, or by vote of a majority of the Trust's outstanding voting securities. In the event of an assignment, the Plan terminates automatically. As long as the Plan is in effect, the selection and nomination of the disinterested Trustees of the Ultra Series Fund are committed to the discretion of the disinterested Trustees.

                                 TRANSFER AGENT

CUNA Mutual Life Insurance Company, 2000 Heritage Way, Waverly, IA 50677, is the transfer agent and dividend disbursing agent for the Fund. As transfer agent, CUNA Mutual maintains the shareholder records and reports. CIMCO pays CUNA Mutual Life Insurance Company .15% of the average daily net assets for its transfer agency services and other services described in the Fund Expenses section above.

                                    CUSTODIAN

State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110, is the current custodian for the securities and cash of the Ultra Series Fund. The custodian holds for the Ultra Series Fund all securities and cash owned by the Ultra Series Fund, and receives for the Ultra Series Fund all payments of income, payments of principal or capital distributions with respect to securities owned by the Ultra Series Fund. Also, the custodian receives payment for the shares issued by the Ultra Series Fund. The custodian releases and delivers securities and cash upon proper instructions from the Ultra Series Fund. Pursuant to and in furtherance of a Custody Agreement with the custodian, the Ultra Series Fund uses automated instructions and a cash data entry system to transfer monies to and from the Ultra Series Fund's account at the custodian.

                             INDEPENDENT ACCOUNTANTS

The financial statements for the fiscal year ended December 31, 1999 have been included herein and elsewhere in the Registration Statement in reliance upon the reports of PricewaterhouseCoopers LLP, 100 East Wisconsin Avenue, Milwaukee, WI 53202, independent accountants, and upon the authority of said firm as experts in accounting and auditing. The financial statements for fiscal years ended December 31, 1998 and prior have been audited by KPMG LLP.

                                    BROKERAGE

It is the policy of the Ultra Series Fund, in effecting transactions in portfolio securities, to seek best execution of orders at the most favorable prices. The determination of what may constitute best execution and price in the execution of a securities transaction by a broker involves a number of considerations, including without limitation, the overall direct net economic result (involving both price paid or received and any commissions and other costs paid), the efficiency with which the transaction is effected, the ability to effect the transaction at all where a large block is involved, the availability of the broker to stand ready to execute potentially difficult transactions in the future and the financial strength and stability of the broker. Such considerations are judgmental and are weighed by management in determining the overall reasonableness of brokerage commissions paid.

Subject to the foregoing, a factor in the selection of brokers is the receipt of research services, analyses and reports concerning issuers, industries, securities, economic factors and trends and other statistical and factual information. Any such research and other statistical and factual information provided by brokers to the Ultra Series Fund, or the Investment Adviser or Sub-Adviser ("Advisers" for purposes of this section), is considered to be in addition to and not in lieu of services required to be performed by the Advisers under its contract with the Ultra Series Fund. Research obtained on behalf of the Ultra Series Fund may be used by the Advisers in connection with other clients of the Advisers. Conversely, research received from placement of brokerage for other accounts may be used by the Advisers in managing investments of the Ultra Series Fund. Therefore, the correlation of the cost of research to individual clients of the Advisers, including the Ultra Series Fund, is indeterminable and cannot practically be allocated among the Ultra Series Fund and the Advisers' other clients. Consistent with the above, the Ultra Series Fund may effect principal transactions with a broker-dealer that furnishes brokerage and/or research services, or designate any such broker-dealer to receive selling commissions, discounts or other allowances, or otherwise deal with any broker-dealer, in connection with the acquisition of securities in underwritings. Accordingly, the net prices or commission rates charged by any such broker-dealer may be greater than the amount another firm might charge if the management of the Ultra Series Fund determines in good faith that the amount of such net prices and commissions is reasonable in relation to the value of the services and research information provided by such broker-dealer to the Ultra Series Fund. For the year ended December 31, 1997, Capital Appreciation Stock Fund paid $186,338, Growth and Income Stock Fund paid $352,096 and Balanced Fund paid $92,415 in brokerage fees. There were no brokerage fees paid by Bond, Money Market, or Treasury 2000 Funds in 1997. For the year ended December 31, 1998, Capital Appreciation Stock Fund paid $358,785, Growth and Income Stock Fund paid $372,675, and Balanced Fund paid $117,875 in brokerage fees. There were no brokerage fees paid by Bond, Money Market, or Treasury 2000 Funds in 1998. For the year ended December 31, 1999, Capital Appreciation Stock Fund paid $563,777, Growth and Income Stock Fund paid $497,353, Balanced Fund paid $131,328, and the Mid-Cap Stock Fund paid $67,763 in brokerage fees. There were no brokerage fees paid by the Bond, Money Market or the Treasury 2000 Funds in 1999.

The Ultra Series Fund expects that purchases and sales of money market instruments usually will be principal transactions. Money market instruments are normally purchased directly from the issuer or from an underwriter or market maker for the securities. There usually will be no brokerage commissions paid for such purchases. Purchases from underwriters will include the underwriting commission or concession and purchases from dealers serving as market makers will include the spread between the bid and asked price. Where transactions are made in the over-the-counter market, the Ultra Series Fund will deal with the primary market makers unless equal or more favorable prices are otherwise obtainable.

Where advantageous, the Ultra Series Fund may participate with other clients of the Advisers in "bunching of trades" wherein one purchase or sale transaction representing several different client accounts is placed with a broker. The Advisers have established various policies and procedures that assure equitable treatment of all accounts.

The policy with respect to brokerage is and will be reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be changed, modified or eliminated.

                           HOW SECURITIES ARE OFFERED

Shares of Beneficial Interest

The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Trust without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this SAI, the Trustees have authorized shares of the seven funds described in the prospectus. Additional series and/or classes may be added in the future. The Declaration of Trust also authorizes the Trustees to classify and reclassify the shares of the Trust, or new series of the Trust, into one or more classes. As of the date of this SAI, the Trustees have authorized the issuance of two classes of shares of the fund, designated as Class C and Class Z. Additional classes of shares may be offered in the future.

The shares of each class of each fund represent an equal proportionate interest in the aggregate net assets attributable to that class of that fund. The different classes of a fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Dividends paid by each fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except for differences resulting from the fact that: (i) the distribution and service fees relating to Class C or Class Z shares will be borne exclusively by that class; (ii) each of Class C shares and Class Z shares will bear any other class expenses properly allocable to such class of shares, subject to the requirements imposed by the Internal Revenue Service on funds having a multiple-class structure. Similarly, the NAV per share may vary depending on whether Class C shares or Class Z shares are purchased.

In the event of liquidation, shareholders of each class of each fund are entitled to share pro rata in the net assets of the class of the fund available for distribution to these shareholders. Shares entitle their holders to one vote per dollar value of shares, are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable, except as set forth below.

Share certificates will not be issued.

Limitation of Trustee and Officer Liability

The Declaration further provides that the Trust shall indemnify each of its Trustees and officers against liabilities and expenses reasonably incurred by them, in connection with, or arising out of, any action, suit or proceeding, threatened against or otherwise involving such Trustee or officer, directly or indirectly, by reason of being or having been a Trustee or officer of the Trust. The Declaration does not authorize the Trust to indemnify any Trustee or officer against any liability to which he or she would otherwise be subject by reason of or for willful misfeasance, bad faith, gross negligence or reckless disregard of such person's duties.

Limitation of Interseries Liability

All persons dealing with a fund must look solely to the property of that particular fund for the enforcement of any claims against that fund, as neither the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of a fund or the Trust. No fund is liable for the obligations of any other fund. Since the funds use a combined prospectus, however, it is possible that one fund might become liable for a misstatement or omission in the prospectus regarding another fund with which its disclosure is combined. The Trustees have considered this factor in approving the use of the combined prospectus.

Pursuant to current interpretations of the Act, the Company will solicit voting instructions from owners of variable annuity or variable life insurance contracts issued by it with respect to any matters that are presented to a vote of shareholders. Insurance companies not affiliated with the CUNA Mutual Group will generally follow similar procedures. On any matter submitted to a vote of shareholders, all shares of the Ultra Series Fund then issued and outstanding and entitled to vote shall be voted in the aggregate and not by series or Class, except for matters concerning only a series or Class. Certain matters approved by a vote of the shareholders of the Ultra Series Fund may not be binding on a series or Class whose shareholders have not approved such matter. This is the case if the matter affects interests of that series or Class which are not identical with the interests of all other series and Classes such as a change in investment policy, approval of the Investment Adviser or a material change in the distribution Plan and failure by the holders of a majority of the outstanding voting securities of the series or Class to approve the matter. The holder of each share of each series or Class of stock of the Ultra Series Fund shall be entitled to one vote for each full dollar of net asset value and a fractional vote for each fractional dollar of net asset value attributed to the shareholder.

The Ultra Series Fund is not required to hold annual meetings of shareholders and does not plan to do so. The Trustees may call special meetings of shareholders for action by shareholder vote as may be required by the Act or the Declaration of Trust. The Trustees have the power to alter the number and the terms of office of the Trustees, and may lengthen their own terms or make their terms of unlimited duration and appoint their successors, provided always at least a majority of the Trustees have been elected by the shareholders of the Ultra Series Fund. The Declaration of Trust provides that shareholders can remove Trustees by a vote of two-thirds of the outstanding shares and the Declaration of Trust sets out procedures to be followed.

Because shares of the Ultra Series Fund are sold to the CUNA Mutual Group separate accounts, qualified retirement plans sponsored by CUNA Mutual Group, unaffiliated insurance company separate accounts and qualified retirement plans, it is possible that material conflicts could arise among and between the interests of: (1) variable annuity contract owners (or participants under group variable annuity contracts) and variable life insurance contract owners, or (2) owners of variable annuity and variable life insurance contracts of affiliated and unaffiliated insurance companies and (3) participants in affiliated and unaffiliated qualified retirement plans. Such material conflicts could include, for example, differences in federal tax treatment of variable annuity contracts versus variable life insurance contracts. The Ultra Series Fund does not currently foresee any disadvantage to one category of investors vis-a-vis another arising from the fact that the Ultra Series Fund's shares support different types of variable insurance contracts. However, the Ultra Series Fund's Board of Trustees will continuously monitor events to identify any potential material conflicts that may arise between the interests of different categories or classes of investors and to determine what action, if any, should be taken to resolve such conflicts. Such action may include redeeming shares of the Ultra Series Fund held by one or more of the separate accounts or qualified retirement plans involved in any material irreconcilable conflict.

                            NET ASSET VALUE OF SHARES

Net Asset Value per share is calculated each Valuation Day. Net Asset Value is determined by dividing each Fund's total net assets by the number of shares outstanding at the time of calculation. Total net assets are determined by adding the total current value of portfolio securities, cash, receivables, and other assets and subtracting liabilities. Shares will be sold and redeemed at the Net Asset Value next determined after receipt of the purchase order or request for redemption.

The Net Asset Value of a share issued by the Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock, and Mid-Cap Stock Funds was initially set at $10.00 per share. The Net Asset Value of a share issued by the Money Market Fund was initially set at $1.00 per share. (See Money Market Fund below.) The Net Asset Value of a share of the Treasury 2000 Fund was initially set at $3.62 per share.

Money Market Fund

The Trustees have determined that the best method currently available for determining the Net Asset Value is the amortized cost method. The Trustees will utilize this method pursuant to Rule 2a-7 of the Act. The use of this valuation method will be continuously reviewed and the Trustees will make such changes as may be necessary to assure that assets are valued fairly as determined by the Trustees in good faith. Rule 2a-7 obligates the Trustees, as part of their responsibility within the overall duty of care owed to the shareholders, to establish procedures reasonably designed, taking into account current market conditions and the investment objectives, to stabilize the Net Asset Value per share as computed for the purpose of distribution and redemption at $1.00 per share. The Trustees' procedures include periodically monitoring, as they deem appropriate and at such intervals as are reasonable in light of current market conditions, the relationship between the amortized cost value per share and the Net Asset Value per share based upon available market quotations. The Trustees will consider what steps should be taken, if any, in the event of a difference of more than 1/2 of one percent (1%) between the two. The Trustees will take such steps as they consider appropriate, (e.g., redemption in kind or shortening the average portfolio maturity) to minimize any material dilution or other unfair results which might arise from differences between the two. The Rule requires that the Fund limit its investments to instruments which the Trustees determine will present minimal credit risks and which are of high quality as determined by a major rating agency, or, in the case of any instrument that is not so rated, of comparable quality as determined by the Trustees. It also calls for the Fund to maintain a dollar weighted average portfolio maturity (not more than 90 days) appropriate to its objective of maintaining a stable Net Asset Value of $1.00 per share and precludes the purchase of any instrument with a remaining maturity of more than 397 days. Should the disposition of a portfolio security result in a dollar weighted average portfolio maturity of more than 90 days, the Fund will invest its available cash in such manner as to reduce such maturity to 90 days or less as soon as reasonably practicable.

It is the normal practice of the Fund to hold portfolio securities to maturity. Therefore, unless a sale or other disposition of a security is mandated by redemption requirements or other extraordinary circumstances, the Fund will realize the par value of the security. Under the amortized cost method of valuation traditionally employed by institutions for valuation of money market instruments, neither the amount of daily income nor the Net Asset Value is affected by any unrealized appreciation or depreciation. In periods of declining interest rates, the indicated daily yield on shares the Fund has computed by dividing the annualized daily income by the Net Asset Value will tend to be higher than if the valuation were based upon market prices and estimates. In periods of rising interest rates, the indicated daily yield on shares the Fund has computed by dividing the annualized daily income by the Net Asset Value will tend to be lower than if the valuation were based upon market prices and estimates.

Treasury 2000, Bond, Balanced, Growth and Income Stock, Capital Appreciation Stock, and Mid-Cap Stock Funds

Common stocks that are traded on an established exchange or over-the-counter are valued on the basis of market price as of the end of the Valuation Period, provided that a market quotation is readily available. Otherwise, they are valued at fair value as determined in good faith by or at the direction of the Trustees.

Stripped Treasury Securities, long-term straight debt obligations, and non-convertible preferred stocks are valued using readily available market quotations, if available. When exchange quotations are used, the latest quoted sale price is used. If an over-the-counter quotation is used, the last bid price will normally be used. If readily available market quotations are not available, these securities are valued at market value as determined in good faith by or at the direction of the Trustees. Readily available market quotations will not be deemed available if an exchange quotation exists for a debt security, preferred stock, or security convertible into common stock, but it does not reflect the true value of the Fund's holdings because sales have occurred infrequently, the market for the security is thin, or the size of the reported trade is considered not comparable to the Fund's institutional size holdings. When readily available market quotations are not available, the Fund will use an independent pricing service which provides valuations for normal institutional size trading units of such securities. Such a service may utilize a matrix system which takes into account appropriate factors such as institutional size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data in determining valuations. These valuations are reviewed by the Investment Adviser. If the Investment Adviser believes that evaluation still does not represent a fair value, it will present for approval of the Trustees such other valuation as the Investment Adviser considers to represent a fair value. The specific pricing service or services to be used will be presented for approval of the Trustees.

Short-term instruments having maturities of sixty (60) days or less will be valued at amortized cost. Short-term instruments having maturities of more than sixty (60) days will be valued at market values or values based on current interest rates.

Options, stock index futures, interest rate futures, and related options which are traded on U.S. exchanges or boards of trade are valued at the closing price as of the close of the New York Stock Exchange.

The Investment Adviser, at the direction of the Trustees, values the following at prices it deems in good faith to be fair:

         1. Securities (including restricted securities) for which complet quotations are not readily available, and

         2. Listed securities if, in the opinion of the Investment Adviser, the last sale price does not reflect the current market value or if no sale occurred, and

         3.  Other assets.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES

The Fund intends that each of the Funds will qualify each year as a regulated investment company under Subchapter M of Chapter 1 of the Code. If, as intended, each Fund continues to qualify as a regulated investment company and distributes substantially all of its net investment income and net capital gains to its shareholders, then, under the provisions of Subchapter M, there should be little or no income or gains taxable to it. In addition, each Fund intends to comply with other distribution rules specified in Code so that it will not incur a 4% nondeductible federal excise tax that otherwise would apply.

Each Fund of the Trust must meet several requirements to maintain its status as a regulated investment company. These requirements include the following: (1) at least 90% of the Fund's gross income must be derived from dividends, interest, payments with respect to securities loaned, and gains from the sale or disposition of securities; and (2) at the close of each quarter of the Fund's taxable year, (a) at least 50% of the value of the Fund's total assets must consist of cash, U.S. Government securities and other securities (no more than 5% of the value of the Fund may consist of such other securities of any one issuer, and the Fund must not hold more than 10% of the outstanding voting stock of any issuer), and (b) the Fund must not invest more than 25% of the value of its total assets in the securities of any one issuer (other than U.S. Government securities).

Each of the Funds also intends to comply with section 817(h) of the Code and the regulations issued thereunder, which impose certain investment diversification requirements on separate accounts of life insurance companies that are used to support variable annuity contracts ("VA contracts") and variable life insurance policies ("VLI policies"). In general, these requirements are that no more than 55% of the value of the assets of a Fund may be represented by any one investment; no more than 70% by any two investments; no more than 80% by any three investments; and no more than 90% by any four investments. For these purposes, all securities of the same issuer are treated as a single investment and each United States government agency or instrumentality is treated as a separate issuer. These diversification requirements are in addition to the requirements of subchapter M and of the Investment Company Act, and may affect the securities in which a Fund may invest. In order to comply with the current or future requirements of section 817(h) (or related provisions of the Code), the Trust may be required, for example, to alter the investment objectives of one or more of the Funds. (To the extent required by law, approval of owners of VA contracts or VLI policies or of the Commission will be obtained before changing investment objectives.)

If a Fund fails to qualify as a regulated investment company, it will be subject to federal, and possibly state, corporate taxes on its taxable income and gains (without any deduction for its distributions to its shareholders) and distributions to its shareholders will constitute ordinary income to the extent of such Fund's available earnings and profits. Owners of VA contracts and VLI policies indirectly invested in such a Fund might be taxed currently on the investment earnings under their contracts or policies and thereby lose the benefit of tax deferral. In addition, if a Fund fails to comply with the diversification requirements of section 817(h) of the Code and the regulations thereunder, owners of VA contracts and VLI policies indirectly invested in the Fund would be taxed on the investment earnings under their contracts or policies and thereby lose the benefit of tax deferral. Accordingly, compliance with the above rules is carefully monitored by the investment adviser and the Trust intends that each Fund comply with these rules as they exist or as they may be modified from time to time. Compliance with the tax requirements described above may result in a reduction in the return under a Fund, since, to comply with the above rules, the investments utilized (and the time at which such investments are entered into and closed out) may be different from what the investment adviser might otherwise believe desirable.

The foregoing discussion of federal income tax consequences is a general and abbreviated summary based on tax laws and regulations in effect on the date of this SAI. Tax law is subject to change by legislative, administrative or judicial action. Each prospective investor should consult his or her own tax adviser as to the tax consequences of investments in the Funds. For information concerning the federal income tax consequences to the owners of VA contracts and VLI policies, see the prospectuses for such contracts or policies. [For information concerning the federal income tax consequences to plan participants, see the summary plan description.]

It is the intention of the Ultra Series Fund to distribute substantially all of the net investment income, if any, of each Fund thereby avoiding the imposition of any Fund-level income or excise tax as follows:

(i) Dividends on the Money Market Fund will be declared daily and reinvested monthly in additional full and fractional shares of the Money Market Fund.

(ii) Dividends of ordinary income from the Bond, Balanced, Growth and Income Stock, and Capital Appreciation Stock, and Mid-Cap Stock Funds will be declared and reinvested quarterly in additional full and fractional shares of the respective Fund.

(iii) All net realized short-term and long-term capital gains of the Ultra Series Fund, if any, will be declared and distributed at least annually, but in any event, no more frequently than allowed under SEC rules, to the shareholders of each Fund to which such gains are attributable.

(iv) Dividends on the Treasury 2000 Fund cannot be paid to its shareholders (the Separate Accounts) during the taxable year since no cash will be available for distribution until the securities are sold or mature. The Fund is treated as if it paid a dividend of a certain amount without actually paying the dividend if the shareholder consents to the treatment ("consent dividend"). The Separate Accounts will file a consent on Form 972 each year to include in gross income, as a taxable dividend for that year, an amount computed to be sufficient to enable the Fund to meet the distribution requirements necessary for the Fund to be treated as a conduit and taxed as a regulated investment company.

         Because there will be no periodic payment of interest on the Stripped Treasury Securities held by the Treasury 2000 Fund, shareholders (i.e., the separate accounts or qualified plans) will be requested periodically to sign consents to have a certain portion of the accrued amount of discount treated as dividends. Currently the separate accounts are the only shareholders of the Treasury 2000 Fund; it is anticipated that any taxable income will be offset by a corresponding deduction for an increase in reserves.

Options and Futures Transactions

The tax consequences of options transactions entered into by a Fund will vary depending on the nature of the underlying security, whether the option is written or purchased and finally, whether the "straddle" rules, discussed separately below, apply to the transaction. When a Fund writes a call or a put option on an equity or convertible debt security, the treatment for federal income tax purposes of the premium that it receives will, subject to the straddle rules, depend on whether the option is exercised. If the option expires unexercised, or if the Fund enters into a closing purchase transaction, the Fund will realize a gain (or loss if the cost of the closing purchase transaction exceeds the amount of the premium) without regard to any unrealized gain or loss on the underlying security. Any such gain or loss will be short-term capital gain or loss, except that any loss on a "qualified" covered call stock option that is not treated as part of a straddle may be treated as long-term capital loss. If a call option written by a Fund is exercised, the Fund will recognize a capital gain or loss from the sale of the underlying security, and will treat the premium as additional sales proceeds. Whether the gain or loss will be long-term or short-term will depend on the holding period of the underlying security. If a put option written by a Fund is exercised, the amount of the premium will reduce the tax basis of the security that the Fund then purchases.

If a put or call option that a Fund has purchased on an equity or convertible debt security expires unexercised, the Fund will realize a capital loss equal to the cost of the option. If the Fund enters into a closing sale transaction with respect to the option, it will realize a capital gain or loss (depending on whether the proceeds from the closing transaction are greater or less than the cost of the option). The gain or loss will be short-term or long-term depending on the Fund's holding period in the option. If the Fund exercises such a put option, it will realize a short-term gain or loss (long-term if the Fund holds the underlying security for more than one year before it purchases the put) from the sale of the underlying security measured by the sales proceeds decreased by the premium paid. If the Fund exercises such a call option, the premium paid for the option will be added to the tax basis of the security purchased.

One or more Funds may invest in Section 1256 contracts. Section 1256 contracts generally include options on nonconvertible debt securities (including securities of U.S. Government agencies or instrumentalities), options on stock indexes, futures contracts, options on futures contracts and certain foreign currency contracts. Options on foreign currency, futures contracts on foreign currency, and options on foreign currency futures will qualify as Section 1256 contracts if the options or futures are traded on or subject to the rules of a qualified board or exchange. In general, gain or loss on Section 1256 contracts will be treated as 60% long-term and 40% short-term capital gain or loss ("60/40"), regardless of the period of time particular positions are actually held by a Fund. In addition, any Section 1256 contracts held at the end of each taxable year (and on October 31 of each year for purposes of determining the amount of capital gain net income that a Fund must distribute to avoid liability for the 4% excise tax) are "marked to market" with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as 60/40 gain or loss.

Straddles

Hedging transactions undertaken by a Fund may result in "straddles" for federal income tax purposes. Straddles are defined to include "offsetting positions" in actively-traded personal property. Under current law, it is not clear under what circumstances one investment made by a Fund, such as an option or futures contract, would be treated as "offsetting" another investment also held by the Fund, such as the underlying security (or vice versa) and, therefore, whether the Fund would be treated as having entered into a straddle. In general, investment positions may be "offsetting" if there is a substantial diminution in the risk of loss from holding one position by reason of holding one or more other positions (although certain "qualified" covered call stock options written by a Fund may be treated as not creating a straddle).

To the extent that the straddle rules apply to positions established by a Fund, losses realized by the Fund may be either deferred or recharacterized as long-term losses, and long-term gains realized by the Fund may be converted to short-term gains.

Each Fund may make one or more of the elections available under the Code which are applicable to straddles. If a Fund makes any of the elections, the amount, character, and timing of the recognition of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections operate to accelerate the recognition of gains or losses from the affected straddle positions.

Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to shareholders, and which will be taxed to shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a Fund that did not engage in such hedging transactions.

Distributor

As described in the Prospectus, the Ultra Series Fund does not deal directly with the public. Shares of the Ultra Series Fund are currently issued and redeemed through the distributor, pursuant to a Distribution Agreement between the Ultra Series Fund and the distributor. The principal place of business of CUNA Brokerage Services, Inc. is 5910 Mineral Point Road, Madison, Wisconsin 53705. The distributor is owned by CUNA Mutual Investment Corporation which in turn is owned by CUNA Mutual Insurance Society. The Company and CUNA Mutual Insurance Society entered into an agreement of permanent affiliation on July 1, 1990. Shares of the Ultra Series Fund are purchased and redeemed at Net Asset Value. The Distribution Agreement provides that the distributor will use its best efforts to render services to the Ultra Series Fund, but in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations, it will not be liable to the Ultra Series Fund or any shareholder for any error of judgment or mistake of law or any act or omission or for any losses sustained by the Ultra Series Fund or its shareholders. CUNA Brokerage has not received underwriting commissions from the Ultra Series Fund for any of the last three fiscal years.

                     CALCULATION OF YIELDS AND TOTAL RETURNS

From time to time, the Ultra Series Fund may disclose yields, total returns, and other performance data. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC. The Ultra Series Fund will not disclose performance of the Ultra Series Fund in separate account sales literature or advertising without also showing performance at the separate account level.

The Ultra Series Fund may distribute sales literature showing total return performance. Total return calculations are based on historical results and are not intended to indicate future performance. Total return will vary over time depending on market conditions, assets owned and operating expenses. Information about the performance of the Ultra Series Fund is contained in the annual report to shareholders which may be obtained without charge from the address shown on the first page of this SAI.

Total return figures distributed by the Ultra Series Fund will show the change in value of an investment in the Ultra Series Fund from the beginning of the measuring period to the end of the measuring period. All dividends and capital gains are assumed to be immediately reinvested. Average annual total return is calculated by determining the growth or decline in value of a $1,000 hypothetical investment over a stated period and then calculating the annually compounded percentage rate that would have produced the same ending value if the rate of growth or decline in value had been constant during the entire period. The actual rate of growth or decline varies over time, rather than being constant, so actual year-to-year performance will be different from "average" annual return. The Ultra Series Fund will show average annual total returns for 1, 3, 5, and 10 year periods (or, if shorter, the period since inception) and may show actual and average total returns for other periods. The Ultra Series Fund may also show cumulative return, computed by dividing the value at the end of the period by the value at the beginning of the period. Cumulative total return may be shown either as a percentage change or as a dollar value. Performance data may be shown in the form of graphs, charts, tables and numerical examples.

The Ultra Series Fund may also distribute sales literature showing yield figures for its Money Market and Bond Funds. Yield figures are based on historical earnings and are not intended to indicate future performance. The yield of the fund refers to the income generated by an investment in the fund over the stated period. This income is then annualized, that is, the amount of income generated by the investment during that period is assumed to be generated over a 365-day period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned is assumed to be reinvested or "compounded." The effective yield will be slightly higher than the yield because of the effect of assumed reinvestment.

The Ultra Series Fund may distribute sales literature comparing its total returns to standard industry measures, for example, the Dow Jones Industrial Average, one or more of the Standard & Poor's or Frank Russell Company stock indexes, one or more of the Lehman Brothers bond indexes, the consumer price index, and data published by Lipper Analytical Services, Morningstar, Inc., and Ibbotson Associates. The Dow Jones Industrial Average (DJIA) is a market value-weighted, unmanaged index of 30 large industrial stocks traded on the New York Stock Exchange. The Standard and Poor's and Frank Russell Company stock indexes are unmanaged, market value weighted indexes of various industrial, transportation, utility and financial companies, grouped by size of market capitalization, valuation characteristics (i.e. growth or value) or other attributes. The Lehman Brothers bond indexes represent unmanaged groups of fixed income securities of various issuers and terms to maturity which are representative of bond market performance. The consumer price index is a statistical measure of changes in the prices of goods and services over time published by the U.S. Bureau of Labor Statistics. Lipper Analytical Services and Morningstar, Inc. are independent services that monitor performance of mutual funds and insurance company separate accounts. Lipper Performance Summary Averages represent the average annual total return of all the funds (within a specified investment category) that are covered by the Lipper Analytical Services Variable Insurance Products Performance Analysis Service.

The volatility of each fund may be compared to the volatility of the relevant market as a whole. "Beta" is a measure of the sensitivity of a particular asset or a particular fund relative to the marketplace in which it is traded. The beta of the market is 1.0 which serves as a benchmark to assess other assets including the six funds within the Ultra Series Fund. Beta is a measure of the degree to which the return on the asset or the fund moved relative to how the return of the relevant market moved. A number that is both positive and less than 1.0 means that the asset or fund moved in the same direction as the market but to a smaller degree. In other words, a beta of less than 1.0 indicates less volatility (less investment risk) than the market.

Standard deviation measures the volatility of actual periodic returns around a statistically fitted (average) trendline of the actual returns. For example, a portfolio that grew over a five-year period at an average annual total return of 10% with a standard deviation of 15% would be much more volatile (would involve more investment risk) than a portfolio that grew at an average annual total return of 8% with a standard deviation of 5%. The latter portfolio might meet the investment needs of a risk averse investor better than the former portfolio.

Money Market Fund Yields

From time to time, sales literature may quote the current annualized yield of the Money Market Fund for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on portfolio securities.

This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the period in the value of a hypothetical account having a balance of 1 share at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in value reflects net income from the Fund attributable to the hypothetical account. Current yield is calculated according to the following formula:

Current Yield = [(NCS - ES)/UV) X (365/7)] x 100

Where:

NCS= the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 share.

ES= per share expenses attributable to the hypothetical account for the seven-day period.

UV= the share value at the close of business on the day prior to the first day of the seven-day period.

Effective yield = [(1 + ((NCS-ES)/UV)) 365/7 - 1] x 100

Where:

NCS= the net change in the value of the Money Market Fund (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1 share.

ES = per share expenses attributable to the hypothetical account for the seven-day period.

UV = the share value at the close of business on the day prior to the first day of the seven-day period.

The current and effective yields on amounts held in the Money Market Fund normally fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Fund's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity, the types and quality of portfolio securities held and operating expenses. Yields on amounts held in the Money Market Fund may also be presented for periods other than a seven-day period.

Other Fund Yields

From time to time, sales literature may quote the current annualized yield of one or more of the Funds (except the Money Market Fund) for 30-day or one-month periods. The annualized yield of a Fund refers to income generated by the Fund during a 30-day or one-month period and is assumed to be generated each period over a 12-month period.

The yield is computed by: 1) dividing the net investment income of the Fund for the period; by 2) the maximum offering price per share on the last day of the period times the daily average number of shares outstanding for the period; by
3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. The 30-day or one-month yield is calculated according to the following formula:

Yield = [2 X (((NI - ES)/(U X UV)) + 1)6 - 1)] x 100

Where:

NI = net income of the Fund for the 30-day or one-month period attributable to the Fund's shares.
ES   = expenses of the Fund for the 30-day or one-month period.
U    = the average number of shares outstanding.
UV = the share value at the close of the last day in the 30-day or one-month period.

The yield normally fluctuates over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Fund's actual yield is affected by the types and quality of portfolio securities held and operating expenses.

Average Annual Total Returns

From time to time, sales literature may also quote average annual total returns for one or more of the Funds for various periods of time.

When a Fund has been in operation for 1, 3, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month or calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

The total return is calculated according to the following formula:

TR   = [((ERV/P)1/N) - 1] x 100

Where:

TR   = the average annual total return net of any Fund recurring charges.
ERV = the ending redeemable value of the hypothetical account at the end of the period.
P=   a hypothetical initial payment of $1,000.
N    = the number of years in the period.

Other Total Returns

From time to time, sales literature may also disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

CTR  = [(ERV/P) - 1] x 100

Where:

CTR= The  cumulative  total  return net of any Fund  recurring  charges  for the period.
ERV = The ending redeemable value of the hypothetical investment at the end of the period.
P    = A hypothetical single payment of $1,000.

                              FINANCIAL STATEMENTS

Data from the most recent annual report begins on the next page.

                                MONEY MARKET FUND
                              Schedule of Investments
                                December 31, 1999

                                         % Net        Quality Rating      Annualized      Maturity     Par/Shares
                                         Assets       (Unaudited)*        Yield           Date         Amount            Value
COMMERCIAL PAPER                          38.3%
  Bell South Telecom Inc.                             A-1+/P-1             5.842%         01/19/00     $ 2,000,000      $  1,994,350
  Bell South Telecom Inc.                             A-1+/P-1             5.858          01/27/00       1,000,000           995,905
  CIT Group Inc.                                      A-1/P-1              6.002          02/17/00       3,500,000         3,473,360
  Coca-Cola Company                                   A-1/P-1              5.865          02/15/00       2,000,000         1,985,850
  General Mills Inc.                                  A-1/P-1              5.981          01/05/00       4,000,000         3,997,391
  General Motors Acceptance Corporation               A-1/P-1              6.130          02/01/00       2,000,000         1,989,770
  Goldman Sachs Group Inc.                            A-1+/P-1             6.028          02/22/00       3,300,000         3,272,305
  Lucent Technologies                                 A-1/P-1              5.995          02/28/00       3,500,000         3,467,295
  Madison Gas & Electric                              A-1+/P-1             6.115          01/10/00       3,000,000         2,995,500
  Merrill Lynch & Co Inc                              A-1+/P-1             6.146          01/31/00       1,000,000           995,034
  Merrill Lynch & Co Inc                              A-1+/P-1             6.121          01/31/00       2,000,000         1,990,100
  Procter & Gamble Co.                                A-1+/P-1             5.983          02/24/00       3,500,000         3,469,445
  Walt Disney Company                                 A-1/P-1              6.055          02/09/00       1,000,000          993,641
                                                                                                                         -----------
                                                                                                                          31,619,946
                                                                                                                         -----------

U.S. GOVERNMENT                            4.8%
  U.S. Treasury Bill                                                       5.192          03/02/00       3,000,000         2,974,380
  U.S. Treasury Note                                                       5.374          07/31/00       1,000,000         1,000,000
                                                                                                                         -----------
                                                                                                                           3,974,380
                                                                                                                         -----------

QUASI-GOVERNMENT/
GOVERNMENT SPONSORED                      52.4%
  Federal Home Loan Bank Discount Note                                     5.671          01/24/00       3,000,000         2,989,497
  Federal Home Loan Bank Discount Note                                     5.652          03/08/00       5,000,000         4,949,005
  Federal Home Loan Bank Discount Note                                     5.683          03/13/00       3,000,000         2,966,940
  Federal Home Loan Bank Discount Note                                     5.893          04/17/00       4,000,000         3,932,233
  Federal Farm Credit Discount Notes                                       5.671          03/23/00       3,000,000         2,962,485
  Federal Farm Credit Discount Notes                                       5.980          04/03/00       1,000,000           985,017
  Federal Home Loan Mortgage Corp. Discount Notes                          5.694          01/10/00       2,500,000         2,496,556
  Federal Home Loan Mortgage Corp. Discount Notes                          5.629          01/14/00       3,000,000         2,994,129
  Federal Home Loan Mortgage Corp. Discount Notes                          5.691          01/20/00       1,688,000         1,683,118
  Federal Home Loan Mortgage Corp. Discount Notes                          5.710          02/01/00       1,000,000           995,256
  Federal Home Loan Mortgage Corp. Discount Notes                          5.715          02/07/00       2,000,000         1,988,674
  Federal Home Loan Mortgage Corp. Discount Notes                          5.763          04/04/00       2,000,000         1,970,755
  Federal National Mortgage Association Discount Notes                     5.738          01/18/00       5,000,000         4,986,849
  Federal National Mortgage Association Discount Notes                     5.688          02/03/00       3,000,000         2,984,792
  Federal National Mortgage Association Discount Notes                     5.056          03/03/00         439,000           435,420
  Federal National Mortgage Association                                    5.899          04/26/00       2,000,000         1,994,212
  Federal Home Loan Bank                                                   5.092          03/29/00       2,000,000         1,999,971
                                                                                                                         -----------
                                                                                                                          43,314,909
                                                                                                                         -----------
REGISTERED INVESTMENT COMPANY              3.8%
  State Street Prime Money Market                                          5.440                         3,165,212         3,165,212
                                                                                                        ----------

     TOTAL INVESTMENTS, MONEY MARKET
     FUND                                                                                                               $ 82,074,447
                                                                                                                         ===========

Values of investment securities are determined as described in Note 2 of the financial statements.

*Moody's/Standard & Poors' quality ratings (unaudited). See the current
Prospectus and Statement of Additional Information for a complete description of these ratings.

See accompanying notes to financial statements.

                                TREASURY 2000 FUND
                             Schedule of Investments
                                December 31, 1999


                                         % of         Interest      Maturity              Principal
                                         Net Assets   Rate          Date                  Amount                         Value
GOVERNMENT GUARANTEED - U.S.:
  U.S. Treasury Strip (Cost $1,730,799)* 100.0%       9.69%         11/15/00              $ 2,000,000                   $  1,901,538
                                                                                                                         ===========


Values of investment securities are determined as described in Note 2 of the financial statements.

Interest rate on stripped Treasury Security represents annualized yield to maturity at date of purchase.

*At December 31, 1999, the cost of securities for federal income tax purposes was $1,730,799. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

  Gross unrealized appreciation....................................... $170,739
  Gross unrealized depreciation.......................................        -
                                                                       ---------
  Net unrealized appreciation......................................... $170,739
                                                                       =========
See accompanying notes to financial statements.


                                BOND FUND
                          Schedule of Investments
                            December 31, 1999


                                         % Net                      Annualized
                                         Assets                     Yield                 Shares                         Value
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY              1.7%
  State Street Prime Money Market                                   5.440%                 4,290,761                    $  4,290,761
                                                                                                                         -----------
     TOTAL SHORT-TERM INVESTMENTS
      (COST: $4,290,761)                                                                                                   4,290,761
                                                                                                                         -----------

                                                      Quality Rating Coupon               Maturity       Par
LONG-TERM INVESTMENTS:                                (Unaudited)*   Rate                 Date          Amount
U.S. GOVERNMENT & AGENCY BONDS:           40.0%
GOVERNMENT NOTES                          12.0%
  U.S. Treasury Note                                  AAA            5.875%               10/31/01      $3,000,000         2,981,250
  U.S. Treasury Note                                  AAA            5.875                11/15/04       3,000,000         2,942,814
  U.S. Treasury Note                                  AAA            6.500                05/15/05       2,000,000         2,001,250
  U.S. Treasury Note                                  AAA            5.250                02/15/29       5,000,000         4,137,500
  U.S. Treasury Note                                  AAA            7.500                02/15/05       3,000,000         3,130,314
  U.S. Treasury Note                                  AAA            7.875                11/15/04       3,000,000         3,174,375
  U.S. Treasury Note                                  AAA            6.000                08/15/09       3,000,000         2,907,189
  U.S. Treasury Note                                  AAA            6.500                08/15/05       3,000,000         3,000,939
  U.S. Treasury Note                                  AAA           10.750                02/15/03       5,000,000         5,603,125
                                                                                                                         -----------
                                                                                                                          29,878,756
                                                                                                                         -----------

GOVERNMENT AGENCIES                       28.0%
  Federal Home Loan Bank Note-CPI Floating Rate       AAA            6.142                02/20/07       2,000,000         1,897,400
  Federal Home Loan Bank                              AAA            6.000                08/15/02       4,500,000         4,434,399
  FHLMC (Gold) - Pool D92482                          AAA            7.000                08/01/18       1,736,163         1,698,193
  FHLMC (Gold) - Pool D92564                          AAA            7.000                10/01/18       2,731,058         2,671,331
  Federal Home Loan Mortgage Corp.                    AAA            6.625                09/15/09       3,000,000         2,911,362
  Federal Home Loan Mortgage Corp.                    AAA            6.010                04/26/04       5,000,000         4,813,335
  Federal Home Loan Mortgage Corp.                    AAA            6.250                10/15/02       3,000,000         2,970,861
  Federal Home Loan Mortgage Corp.CMO Series 2062 BA  AAA            6.500                07/15/24       3,241,878         3,167,040
  Federal National Mortgage Association 96-M6 G       AAA            7.750                09/17/23       1,000,000           991,195
  Federal National Mortgage Association               AAA            7.000                08/27/12       3,000,000         2,865,921
  Federal National Mortgage Association               AAA            5.960                02/23/04       2,000,000         1,930,060
  Federal National Mortgage Association Pool 519049   AAA            8.000                09/01/29       4,935,515         4,970,064
  Federal National Mortgage Association Pool 525277   AAA            7.500                11/01/14       2,380,235         2,398,159
  Federal National Mortgage Association Pool 525281   AAA            7.500                10/01/14       2,858,744         2,878,699
  Federal National Mortgage Association
    CMO Series 1998-2 D                               AAA            6.500                04/18/25       2,497,472         2,429,679
  Federal National Mortgage Association
    CMO Series 1998-47 AB                             AAA            6.250                06/18/25       6,682,264         6,426,768
  Government National Mortgage Assn. Pool 493966      AAA            7.000                06/15/29       4,946,826         4,783,482
  Government National Mortgage Assn. Pool 2811        AAA            8.000                09/20/29       9,941,217        10,013,590
  Government National Mortgage Assn. Pool 436306      AAA            7.500                07/15/26       3,093,233         3,067,002
  Government National Mortgage Assn.
    Pool CMO Series 1998-6 A                          AAA            6.250                07/20/21       3,021,270         2,927,596
                                                                                                                         -----------
                                                                                                                          70,246,136
                                                                                                                         -----------
       TOTAL U.S. GOVERNMENT & AGENCY BONDS
       (COST: $101,567,079)                                                                                              100,124,892
                                                                                                                         -----------

U.S. CORPORATE BONDS:                     48.0%

BASIC MATERIALS                            5.9%
  Chemicals                                3.6%
    Rohm & Haas Co.                                   A-3/A-         6.950                07/15/04       2,334,000         2,309,397
    Soultia Inc.                                      BAA-2/BBB      6.500                10/15/02       4,000,000         3,873,000
    Tosco Corp.                                       BAA-1/BBB      8.250                05/15/03       3,000,000         3,053,004
                                                                                                                         -----------
                                                                                                                           9,235,401
                                                                                                                         -----------

  Paper/Forest Products                    1.5%
    Chesapeake Corp.                                  BA-1/BBB       7.200                03/15/05       1,000,000           922,262
    Georgia-Pacific Corp.                             BAA-2/BBB-     7.750                11/15/29       3,000,000         2,867,019
                                                                                                                         -----------
                                                                                                                           3,789,281
                                                                                                                         -----------

  Steel                                    0.8%
    Commercial Metals                                 BAA-1/BBB+     7.200                07/15/05       2,000,000         1,934,992
                                                                                                                         -----------


                                BOND FUND
                     Schedule of Investments (Continued)
                                December 31, 1999


                                         % Net        Quality Rating Coupon               Maturity       Par
                                         Assets       (Unaudited)*   Rate                 Date          Amount           Value
CAPITAL GOODS                              8.3%
  Aerospace/Defense                        2.4%
    Lockheed Martin Corp                              BAA-3/BBB-     8.200%               12/01/09      $3,000,000      $  2,992,203
    United Tech Corp.                                 A-2/A+         6.625                11/15/04       3,200,000         3,134,752
                                                                                                                         -----------
                                                                                                                           6,126,955
                                                                                                                         -----------

  Containers                               3.9%
    Crown Cork & Seal                                 BAA-2/BBB      7.125                09/01/02       2,200,000         2,175,538
    Owens-Illinois Inc.                               BA-1/BB+       7.150                05/15/05       2,800,000         2,602,292
    Owens Corning                                     BAA-3/BBB-     7.500                05/01/05       2,500,000         2,376,628
    Temple-Inland Inc.                                BAA-2/BBB+     6.750                03/01/09       3,000,000         2,761,173
                                                                                                                         -----------
                                                                                                                           9,915,631
                                                                                                                         -----------

  Environmental                            1.0%
    Waste Management Inc., Step Coupon(A)             BAA-3/BBB      7.700                10/01/02       2,500,000         2,396,042
                                                                                                                         -----------

  Manufacturing-Diversified                1.0%
    Giddings & Lewis                                  BA1/BBB        7.500                10/01/05       2,500,000         2,440,065
                                                                                                                         -----------

COMMUNICATION SERVICES                     4.9%
  Telephone                                3.3%
    AT&T Corp.                                        A-1/AA-        6.500                03/15/29       3,000,000         2,576,094
    GTE Corp.                                         BAA-1/A        6.840                04/15/18       3,000,000         2,745,009
    Worldcom                                          A-3/A-         6.400                08/15/05       3,000,000         2,885,544
                                                                                                                         -----------
                                                                                                                           8,206,647
                                                                                                                         -----------

  Telephone - Long Distance                1.6%
    Sprint Capital Corp.                              BAA-1/BBB+     6.500                11/15/01       4,000,000         3,965,148
                                                                                                                         -----------

CONSUMER CYCLICAL                          5.0%
  Auto Manufacturers                       3.0%
    Daimler Chrysler NA Holdings                      A-1/A+         6.460                12/07/01       5,000,000         4,956,950
    Ford Motor Company                                A-1/A+         6.375                02/01/29       3,000,000         2,531,052
                                                                                                                         -----------
                                                                                                                           7,488,002
                                                                                                                         -----------

  Retail-General                           0.9%
    JC Penney Co Inc.                                 A-3/BBB+       7.950                04/01/17       2,500,000         2,229,455
                                                                                                                         -----------

  Retail-Specialty                         1.1%
    Autozone Inc.                                     BAA-1/A-        6.000               11/01/03       3,000,000         2,811,687
                                                                                                                         -----------

CONSUMER STAPLES                           4.9%
  Drug Stores                              1.2%
    Bergen Brunswig                                   BAA-2/BBB-     7.375                12/15/03       3,250,000         3,127,858
                                                                                                                         -----------

  Food Retailers                           2.9%
    Great Atlantic & Pacific Tea                      BA-1/BBB-      7.750                04/15/07       3,500,000         3,204,803
    Supervalu Inc.                                    BAA-1/BBB+     7.625                09/15/04       4,000,000         3,963,004
                                                                                                                         -----------
                                                                                                                           7,167,807
                                                                                                                         -----------

  Media-TV/Radio/Cable                     0.8%
    CSC Holdings Inc.                                 BA-2/BB+       7.875                12/15/07       2,000,000         1,980,000
                                                                                                                         -----------

ENERGY                                     4.3%
  Oil-Domestic                             1.1%
    Ashland, Inc.                                     BAA-2/BBB      6.860                05/01/09       3,000,000         2,787,648
                                                                                                                         -----------

  Oil-International                        0.8%
    Chevron Corp.                                     AA-2/AA        6.625                10/01/04       2,000,000         1,973,414
                                                                                                                         -----------

                                BOND FUND
                     Schedule of Investments (Continued)
                                December 31, 1999


                                         % Net        Quality Rating Coupon               Maturity       Par
                                         Assets       (Unaudited)*   Rate                 Date          Amount          Value
  Oil-Services                             2.4%
    Foster Wheeler Corp.                              BAA-3/BBB-     6.750%               11/15/05      $4,000,000      $  3,362,384
    Phillips Petroleum Co.                            A-3/A-         7.000                03/30/29       3,000,000         2,703,570
                                                                                                                         -----------
                                                                                                                           6,065,954
                                                                                                                         -----------

FINANCE                                    6.7%
  Banks                                    2.4%
    Citicorp                                          A-1/A+         6.375                01/15/06       3,000,000         2,840,112
    Compass Bank                                      A-1/A-         8.100                08/15/09       3,000,000         3,035,637
                                                                                                                         -----------
                                                                                                                           5,875,749
                                                                                                                         -----------

  Financial Services                       4.3%
    Capital One Bank                                  BAA-2/BBB-     6.760                07/23/02       3,000,000         2,942,784
    General Electric Capital Corp.                    AAA/AAA        5.760                04/24/00       2,000,000         1,999,186
    General Motors Acceptance Corp                    A-2/A          6.750                12/10/02       3,000,000         2,977,758
    Heller Financial Inc., 144A (B)                   A-3/A-         7.375                11/01/09       3,000,000         2,921,592
                                                                                                                         -----------
                                                                                                                          10,841,320
                                                                                                                         -----------

HEALTHCARE                                 0.7%
  Medical Services                         0.7%
    Columbia/HCA Healthcare Corporation               BA-2/BB+       6.125                12/15/00       1,800,000         1,763,399
                                                                                                                         -----------

TECHNOLOGY                                 1.6%
  Computer Related                         1.6%
    Comdisco Inc.                                     BAA-1/BBB+     6.130                08/01/01       4,000,000         3,904,068
                                                                                                                         -----------

TRANSPORTATION                             2.1%
  Airlines                                 2.0%
    American Airlines                                 A-2/BBB        8.040                09/16/11       1,717,841         1,712,576
    Delta Air Lines                                   BAA-1/BBB      8.540                01/02/07         263,780           268,346
    Southwest Airlines                                A-1/A          8.700                07/01/11          18,127            19,112
    US Airways Inc., Pass Thru Cert.
     Series 99-1                                      A-3/AA-        8.360                07/20/20       3,000,000         2,908,245
                                                                                                                         -----------
                                                                                                                           4,908,279
                                                                                                                         -----------
  Railroads                                0.1%
    Union Pacific RR                                  A-1/A-         6.540                07/01/15         401,389           364,054
                                                                                                                         -----------

UTILITIES                                  3.6%
  Electric Power                           3.6%
    Alliant Energy Resources, 144A (B)                A-3/A          7.375                11/09/09       1,500,000         1,460,272
    Florida Power & Light                             A-2/A+         7.375                06/01/09       2,700,000         2,656,460
    MidAmerican Energy Holdings                       BAA-3/BBB-     6.960                09/15/03       3,000,000         2,940,513
    Texas Utilities Co.                               BAA-2/BBB      6.375                02/01/04       2,000,000         1,916,262
                                                                                                                         -----------
                                                                                                                           8,973,507
                                                                                                                         -----------
       TOTAL U.S. CORPORATE BONDS
       (COST: $122,605,395)                                                                                              120,272,363
                                                                                                                         -----------

NON-U.S. CORPORATE BONDS:                  8.7%
FOREIGN ISSUES:                            8.7%
    Abbey National PLC                                AA-3/AA-       7.950                10/26/29       3,000,000         3,005,592
    Barclays Bank PLC                                 AA-3/AA-       7.400                12/15/09       2,000,000         1,968,322
    Petro Geo-Services ASA, 144A (B)                  BAA-3/BBB      7.125                03/30/28       3,000,000         2,625,660
    Pemex Finance LTD 144A (B)                        BAA-1/BBB      9.690                08/15/09       3,000,000         3,104,265
    Teleglobe, Inc.                                   BAA-1/BBB+     7.200                07/20/09       3,000,000         2,810,097
    Tyco International Group SA, 144A(B)              BAA-1/A-       6.250                06/15/03       2,385,000         2,262,974
    Tyco International Group SA, 144A(B)              BAA-1/A-       6.875                09/05/02       3,000,000         2,954,613
    YPF Sociedad Anonima                              BAA-1/BBB-     9.125                02/24/09       3,000,000         3,099,624
                                                                                                                         -----------
       TOTAL NON-U.S. CORPORATE BONDS
       (COST $21,981,212)                                                                                                 21,831,147
                                                                                                                         -----------

       TOTAL INVESTMENTS, BOND FUND
       (COST: $250,444,447)**                                                                                           $246,519,163
                                                                                                                         ===========

                                BOND FUND
                      Schedule of Investments (Continued)
                             December 31, 1999

Values of investment securities are determined as described in Note 2 of the financial statements.

    *Moody's/Standard & Poors' quality ratings (unaudited). See the current
     Prospectus and Statement of Additional Information for a complete description of these ratings.

   **At December 31, 1999, the cost of securities for federal income tax purposes was $250,698,558. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

     Gross unrealized appreciation..................................$   153,569
     Gross unrealized depreciation...................................(4,332,964)
                                                                    ------------
     Net unrealized depreciation....................................($4,179,395)
                                                                    ============

  ***If applicable, this security provides a claim on the interest component of the underlying mortgages, but not on their principal component. That is, the security's cash flows depend on the amount of principal outstanding at the payment date. If prepayments on the underlying mortgages are higher than expected, the yield on the security may be adversely affected.

(A) Represents a security that had a coupon rate of 4.1% until October 1, 1994, at which time the stated coupon rate became the effective rate.

(B) Restricted security sold within the terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors." On December 31, 1999, the total market value of these investments was $15,329,376, or 6.12% of total net assets.

ABS  Asset Backed Security
CMO  Collateralized Mortgage Obligation
CPI  Consumer Price Index
IO   Interest Only
MTN  Medium Term Note
PLC  Public Limited Company

See accompanying notes to financial statements.


                                BALANCED FUND
                          Schedule of Investments
                                December 31, 1999

                                         % Net                      Annualized
                                         Assets                     Yield                               Shares           Value
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY              4.2%
  State Street Prime Money Market                                    5.440%                             25,039,170      $ 25,039,170
                                                                                                                         -----------
     TOTAL SHORT-TERM INVESTMENTS
     (COST: $25,039,170)                                                                                                  25,039,170
                                                                                                                         -----------

                                                      Quality Rating Coupon               Maturity       Par
LONG-TERM INVESTMENTS:                                 (Unaudited)*   Rate                Date          Amount
BONDS:                                    40.7%
U.S. GOVERNMENT & AGENCY BONDS:           17.7%
GOVERNMENT NOTES                           8.1%
  U.S. Treasury Notes                                 AAA            5.875%               10/31/01      $5,000,000         4,968,750
  U.S. Treasury Notes                                 AAA            5.875                11/15/04       6,000,000         5,885,628
  U.S. Treasury Notes                                 AAA            7.000                07/15/06       3,500,000         3,586,408
  U.S. Treasury Notes                                 AAA            5.250                02/15/29       5,000,000         4,137,500
  U.S. Treasury Notes                                 AAA            6.375                09/30/01       5,000,000         5,010,940
  U.S. Treasury Notes                                 AAA            6.000                08/15/09       9,000,000         8,721,567
  U.S. Treasury Notes                                 AAA            5.625                09/30/01       5,000,000         4,950,000
  U.S. Treasury Notes                                 AAA            6.500                08/15/05       2,000,000         2,000,626
  U.S. Treasury Notes                                 AAA           10.750                02/15/03       3,000,000         3,361,875
  U.S. Treasury Notes                                 AAA            4.250                11/15/03       7,000,000         6,503,441
                                                                                                                         -----------
                                                                                                                          49,126,735
                                                                                                                         -----------

GOVERNMENT AGENCIES                        9.6%
  Federal Home Loan Bank Note-CPI Floating Rate       AAA            6.142                02/20/07       5,000,000         4,743,500
  Federal Home Loan Mortgage Corp.                    AAA            6.625                09/15/09       2,700,000         2,620,226
  Federal Home Loan Mortgage Corp.                    AAA            6.010                04/26/04       5,000,000         4,813,335
  Federal Home Loan Mortgage Corp.                    AAA            6.250                10/15/02       3,000,000         2,970,861
  Federal Home Loan Mortgage Corp. CMO Series 2134 H  AAA            6.500                12/15/24       4,009,002         3,860,978
  Federal Home Loan Mortgage Corp. CMO Series 2062 BA AAA            6.500                07/15/24       3,241,878         3,167,040
  Federal National Mortgage Assn.                     AAA            7.000                08/27/12       3,000,000         2,865,921
  Federal National Mortgage Assn. Pool 50564          AAA            7.500                04/01/22       2,137,611         2,123,696
  Federal National Mortgage Assn. Pool 50665          AAA            7.500                12/01/22       2,866,141         2,847,483
  Federal National Mortgage Assn.                     AAA            5.960                02/23/04       2,000,000         1,930,060
  Federal National Mortgage Assn. Pool 519049         AAA            8.000                09/01/29       4,935,515         4,970,064
  Federal National Mortgage Assn. - 96-M6  G          AAA            7.750                09/17/23       4,000,000         3,964,780
  Government National Mortgage Assn. Pool 2811        AAA            8.000                09/20/29       9,941,217        10,013,589
  Government National Mortgage Assn. Pool 436306      AAA            7.500                07/15/26       3,026,949         3,001,281
  Government National Mortgage Assn.
   Pool CMO Series 1998-6 A                           AAA            6.250                07/20/21       3,776,588         3,659,495
                                                                                                                         -----------
                                                                                                                          57,552,309
                                                                                                                         -----------
       TOTAL U.S. GOVERNMENT & AGENCY
       BONDS (COST $108,372,946)                                                                                         106,679,044
                                                                                                                         -----------

U.S. CORPORATE BONDS:                     19.5%

BASIC MATERIALS                            1.9%
  Chemicals                                1.6%
    Rohm & Haas Co.                                   A-3/A-         6.950                07/15/04       2,500,000         2,473,648
    Soultia Inc.                                      BAA-2/BBB      6.500                10/15/02       4,000,000         3,873,000
    Tosco Corp.                                       BAA-1/BBB      8.250                05/15/03       3,000,000         3,053,004
                                                                                                                         -----------
                                                                                                                           9,399,652
                                                                                                                         -----------

  Steel                                    0.3%
    Commercial Metals                                 BAA-1/BBB+     7.200                07/15/05       2,000,000         1,934,991
                                                                                                                         -----------

CAPITAL GOODS                              3.1%
  Aerospace/Defense                        1.0%
    Lockheed Martin Corp                              BAA-3/BBB-     8.200                12/01/09       3,000,000         2,992,203
    United Tech Corp.                                 A-2/A+         6.625                11/15/04       3,200,000         3,134,752
                                                                                                                         -----------
                                                                                                                           6,126,955
                                                                                                                         -----------


                                BALANCED FUND
                       Schedule of Investments (Continued)
                                December 31, 1999


                                         % Net        Quality Rating Coupon               Maturity      Par
                                         Assets       (Unaudited)*   Rate                 Date          Amount          Value
  Containers                               1.5%
    Crown Cork & Seal                                 BAA-2/BBB      7.125%               09/01/02      $2,000,000      $  1,977,762
    Owens-Illinois Inc.                               BA-1/BB+       7.150                05/15/05       2,000,000         1,858,780
    Owens Corning                                     BAA-3/BBB-     7.500                05/01/05       2,500,000         2,376,628
    Temple-Inland Inc.                                BAA-2/BBB+     6.750                03/01/0        3,000,000         2,761,173
                                                                                                                         -----------
                                                                                                                           8,974,343
                                                                                                                         -----------

  Environmental                            0.5%
    Waste Management Inc., Step Coupon(A)             BAA-3/BBB      7.700                10/01/02       3,000,000         2,875,251
                                                                                                                         -----------

  Manufacturing-Diversified                0.1%
    Giddings & Lewis                                  BA-1/BBB       7.500                10/01/05         500,000           488,013
                                                                                                                         -----------

COMMUNICATION SERVICES                     2.1%
  Telephone                                1.3%
    AT&T Corp.                                        A-1/AA-        6.500                03/15/29       2,500,000         2,146,745
    GTE Corp.                                         BAA-1/A        6.840                04/15/18       3,000,000         2,745,009
    Worldcom                                          A-3/A-         6.400                08/15/05       3,000,000         2,885,544
                                                                                                                         -----------
                                                                                                                           7,777,298
                                                                                                                         -----------

  Telephone - Long Distance                0.8%
    Sprint Capital Corp.                              BAA-1/BBB+     6.500                11/15/01       5,000,000         4,956,435
                                                                                                                         -----------

CONSUMER CYCLICAL                          1.9%
  Auto Manufacturers                       1.2%
    Daimler Chrysler NA Holdings                      A-1/A+         6.460                12/07/01       7,000,000         6,939,729
                                                                                                                         -----------

  Retail - General                         0.3%
    JC Penney Co Inc.                                 A-3/BBB+       7.950                04/01/17       2,000,000         1,783,564
                                                                                                                         -----------

  Retail - Speciality                      0.4%
    Autozone Inc.                                     BAA-1/A-       6.000                11/01/03       2,545,000         2,385,248
                                                                                                                         -----------

CONSUMER STAPLES                           1.9%
  Drug Stores                              0.4%
    Bergen Brunswig                                   BAA-2/BBB-     7.375                01/15/03       2,000,000         1,924,836
    Bergen Brunswig                                   BAA-2/BBB-     7.250                06/01/05         500,000           460,303
                                                                                                                         -----------
                                                                                                                           2,385,139
                                                                                                                         -----------

  Food Retailers                           1.0%
    Great Atlantic & Pacific Tea                      BA-1/BBB-      7.750                11/15/29       2,500,000         2,389,183
    Supervalu Inc.                                    BAA-1/BBB+     7.625                09/15/04       4,000,000         3,963,004
                                                                                                                         -----------
                                                                                                                           6,352,187
                                                                                                                         -----------

  Media-TV/Radio/Cable                     0.5%
    CSC Holdings Inc.                                 BA-2/BB+       7.875                12/15/07       3,000,000         2,970,000
                                                                                                                         -----------

ENERGY                                     1.6%
  Oil-Domestic                             0.5%
    Ashland, Inc.                                     BAA-2/BBB      6.860                05/01/09       3,000,000         2,787,648
                                                                                                                         -----------

  Oil-International                        0.3%
    Chevron Corp.                                     AA-2/AA        6.625                10/01/04       2,000,000         1,973,414
                                                                                                                         -----------

  Oil-Services                             0.8%
    Foster Wheeler Corp.                              BAA-3/BBB-     6.750                11/15/05       2,520,000         2,118,302
    Phillips Petroleum Co.                            A-3/A-         7.000                03/30/29       3,000,000         2,703,570
                                                                                                                         -----------
                                                                                                                           4,821,872
                                                                                                                         -----------

                                BALANCED FUND
                       Schedule of Investments (Continued)
                                December 31, 1999


                                         % Net        Quality Rating Coupon               Maturity       Par
                                         Assets        (Unaudited)*  Rate                 Date          Amount          Value
FINANCE                                    4.0%
  Banks                                    1.0%
    Citicorp                                          A-1/A+         6.375%              01/15/06       $3,000,000      $  2,840,112
    Compass Bank                                      A-1/A-         8.100               08/15/09        3,000,000         3,035,637
                                                                                                                         -----------
                                                                                                                           5,875,749
                                                                                                                         -----------

  Financial Services                       3.0%
    Capital One Bank                                  BAA-2/BBB-     6.760                07/23/02       4,000,000         3,923,712
    Ford Motor Company                                A-1/A+         6.375                02/01/29       3,200,000         2,699,789
    General Electric Capital Corp.                    AAA/AAA        6.810                11/03/03       2,200,000         2,187,515
    General Motors Acceptance Corp                    A-2/A          9.625                12/15/01       2,650,000         2,772,215
    General Motors Acceptance Corp                    A-2/A          6.750                12/10/02       3,500,000         3,474,051
    Heller Financial Inc., 144A (B)                   A-3/A-         7.375                11/01/09       3,000,000         2,921,592
                                                                                                                         -----------
                                                                                                                          17,978,874
                                                                                                                         -----------

HEALTHCARE                                 0.4%
  Drugs                                    0.3%
    Rite Aid                                          B-1/BB         6.700                12/15/01      2,000,000          1,690,000
                                                                                                                         -----------

  Medical Services                         0.1%
    Columbia/HCA Healthcare Corporation               BA-2/BB+       6.125                12/15/00       1,000,000           979,666
                                                                                                                         -----------

TECHNOLOGY                                 0.6%
  Computer Related                         0.6%
    Comdisco Inc.                                     BAA-1/BBB+     6.130                08/01/01       4,000,000         3,904,068
                                                                                                                         -----------

TRANSPORTATION                             0.9%
  Airlines                                 0.8%
    American Airlines                                 -2/BBB         8.040                09/16/11         858,920           856,288
    Delta Air Lines                                   AA-1/BBB       8.540                01/02/07       1,333,419         1,356,498
    US Airways Inc., Pass Thru Cert. Series 99-1      -3/AA-         8.360                07/20/20       3,000,000         2,908,245
                                                                                                                         -----------
                                                                                                                           5,121,031
                                                                                                                         -----------

  Trucking & Shipping                      0.1%
    Federal Express                                   A-3/BBB+       7.890                09/23/08         421,894           416,311
                                                                                                                         -----------

UTILITIES                                  1.1%
  Electric Power                           1.1%
    Alliant Energy Resources, 144A (B)                A-3/A          7.375                11/09/09       1,000,000           973,515
    Florida Power & Light                             A-2/A+         7.375                06/01/09       3,000,000         2,951,622
    MidAmerican Energy Holdings                       BAA-3/BBB-     6.960                09/15/03       3,000,000         2,940,513
                                                                                                                         -----------
                                                                                                                           6,865,650
                                                                                                                         -----------
       TOTAL U.S. CORPORATE BONDS
       (COST: $119,453,320)                                                                                              117,763,088
                                                                                                                         -----------

NON-U.S. CORPORATE BONDS:                  3.5%

FOREIGN ISSUES:                            3.5%
    Abbey National PLC                                AA-3/AA-       7.950                10/26/29       3,000,000         3,005,592
    Barclays Bank PLC                                 AA-3/AA-       7.400                12/15/09       2,000,000         1,968,322
    Pemex Finance LTD, 144A (B)                       BAA-1/BBB      9.690                08/15/09       3,000,000         3,104,265
    Petro Geo-services ASA, 144A (B)                  BAA-3/BBB      7.125                03/30/28       3,000,000         2,625,660
    Teleglobe, Inc.                                   BAA-1/BBB+     7.200                07/20/09       4,000,000         3,746,796
    Tyco International Group SA, 144A (B)             BAA-1/A-       6.875                09/05/02       3,500,000         3,447,049
    YPF Sociedad Anonima                              BAA-1/BBB-     9.125                02/24/09       3,000,000         3,099,624
                                                                                                                         -----------
       TOTAL NON-U.S. CORPORATE BONDS
      (COST: $21,186,669)                                                                                                 20,997,308
                                                                                                                         -----------

       TOTAL BONDS (COST: $249,012,935)                                                                                  245,439,440
                                                                                                                         -----------


                                BALANCED FUND
                       Schedule of Investments (Continued)
                                December 31, 1999


                                         % Net
                                         Assets                                                         Shares           Value
COMMON STOCKS:                            54.3%
FOREIGN ISSUES:                            3.7%
    BP Amoco PLC/ADR                                                                                        64,746       $ 3,840,247
    Glaxo Wellcome PLC - ADR                                                                                46,150         2,578,631
    Koninklijke (Royal) Philips Electronics N.V. - ADR                                                      41,824         5,646,240
    Telefonos de Mexico  SP ADR - Cl L                                                                      39,000         4,387,500
    Vodafone AirTouch PLC-SP ADR                                                                           114,625         5,673,938
                                                                                                                         -----------
       TOTAL FOREIGN ISSUES (COST: $8,697,693)                                                                            22,126,556
                                                                                                                         -----------

DOMESTIC ISSUES:                          50.6%
BASIC MATERIALS                            2.2%
  Chemicals                                1.7%
    The Dow Chemical Company                                                                                34,200         4,569,975
    Praxair, Inc.                                                                                           46,000         2,314,375
    Rohm and Haas Company                                                                                   78,300         3,185,831
                                                                                                                         -----------
                                                                                                                          10,070,181
                                                                                                                         -----------

  Paper/Forest Products                    0.5%
    Willamette Industries, Inc.                                                                             63,200         2,934,850
                                                                                                                         -----------

CAPITAL GOODS                              3.1%
  Containers                               0.5%
    Owens-Illinois, Inc. ***                                                                               125,800         3,152,862
                                                                                                                         -----------

  Electrical Equipment                     0.9%
    Honeywell International Inc.                                                                            56,250         3,244,922
    Rockwell International Corporation                                                                      49,900         2,388,962
                                                                                                                         -----------
                                                                                                                           5,633,884
                                                                                                                         -----------

  Environmental                            0.2%
    Waste Management, Inc.                                                                                  77,327         1,329,058
                                                                                                                         -----------

  Machinery/Equipment                      0.4%
    Pall Corporation                                                                                       123,300         2,658,656
                                                                                                                         -----------

  Manufacturing-Diversified                1.1%
    Illinois Tool Works, Inc.                                                                               51,700         3,492,981
    United Technologies Corporation                                                                         45,000         2,925,000
                                                                                                                         -----------
                                                                                                                           6,417,981
                                                                                                                         -----------

COMMUNICATION SERVICES                     1.8%
  Telephone - Long Distance                0.6%
    AT & T Corp.                                                                                            67,650         3,433,237
                                                                                                                         -----------

  Telephone                                1.2%
    GTE Corporation                                                                                         54,600         3,852,713
    SBC Communications Inc.                                                                                 69,748         3,400,215
                                                                                                                         -----------
                                                                                                                           7,252,928
                                                                                                                         -----------

CONSUMER CYCLICAL                          5.0%
  Commercial/Consumer                      0.4%
    IMS Health Incorporated                                                                                 89,000         2,419,687
                                                                                                                         -----------

  Printing/Publishing                      0.6%
    PRIMEDIA Inc.***                                                                                       215,200         3,550,800
                                                                                                                         -----------

  Retail-Discount                          0.7%
    Wal-Mart Stores, Inc.                                                                                   59,200         4,092,200
                                                                                                                         -----------


                                BALANCED FUND
                       Schedule of Investments (Continued)
                                December 31, 1999


                                          % Net
                                         Assets                                                         Shares          Value
  Retail-General                           2.1%
    Dayton Hudson Corporation                                                                              137,900      $ 10,127,031
    Sears, Roebuck & Co.                                                                                    91,000         2,769,813
                                                                                                                         -----------
                                                                                                                          12,896,844
                                                                                                                         -----------

  Retail-Specialty                         1.2%
    Tiffany & Co.                                                                                           81,500         7,273,875
                                                                                                                         -----------

CONSUMER STAPLES                           7.0%
  Cosmetics/Toiletries                     1.1%
    Kimberly-Clark Corporation                                                                              99,100         6,466,275
                                                                                                                         -----------

  Drug Stores                              0.8%
    CVS Corporation                                                                                        126,852         5,066,152
                                                                                                                         -----------

  Entertainment                            0.6%
    The Walt Disney Company                                                                                135,800         3,972,150
                                                                                                                         -----------

  Food Producers                           1.9%
    General Mills, Inc.                                                                                     71,000         2,538,250
    Nabisco Holdings Corp. - Class A                                                                       115,700         3,659,013
    Sara Lee Corporation                                                                                   131,600         2,903,425
    Tyson Foods, Inc. - Class A                                                                            141,125         2,293,281
                                                                                                                         -----------
                                                                                                                          11,393,969
                                                                                                                         -----------

  Food Retailers                           0.5%
    Safeway Inc.                                                                                            94,800         3,371,325
                                                                                                                         -----------

  Media-TV/Radio/Cable                     2.1%
    Cox Communications, Inc.***                                                                            109,800         5,654,700
    MediaOne Group, Inc.***                                                                                 91,000         6,989,938
                                                                                                                         -----------
                                                                                                                          12,644,638
                                                                                                                         -----------

ENERGY                                     3.0%
  Exploration/Drilling                     0.7%
    Kerr-McGee Corporation                                                                                  55,100         3,416,200
    Transocean Sedco Forex Inc.                                                                             15,062           507,401
                                                                                                                         -----------
                                                                                                                           3,923,601
                                                                                                                         -----------

  Oil-Domestic                             1.0%
    Unocal Corporation                                                                                      93,700         3,144,806
    USX-Marathon Group                                                                                     108,700         2,683,531
                                                                                                                         -----------
                                                                                                                           5,828,337
                                                                                                                         -----------

  Oil-International                        0.6%
    Exxon Corporation                                                                                       45,900         3,697,819
                                                                                                                         -----------

  Oil-Services                             0.7%
    Schlumberger Limited                                                                                    77,800         4,376,250
                                                                                                                         -----------

FINANCE                                    6.3%
  Banks                                    2.2%
    Bank One Corporation                                                                                    98,890         3,170,661
    Bank of America Corporation                                                                             99,798         5,008,612
    Wells Fargo Company                                                                                    121,400         4,909,112
                                                                                                                         -----------
                                                                                                                          13,088,385
                                                                                                                         -----------

                                BALANCED FUND
                        Schedule of Investments (Continued)
                                December 31, 1999

                                         % Net
                                         Assets                                                         Shares          Value
  Financial Services                       2.5%
    Countrywide Credit Industries, Inc.                                                                     97,100      $  2,451,775
    Household International, Inc.                                                                          114,100         4,250,225
    Morgan Stanley Dean Witter and Co.                                                                      32,600         4,653,650
    MBIA, Inc.                                                                                              65,200         3,443,375
                                                                                                                         -----------
                                                                                                                          14,799,025
                                                                                                                         -----------

  Insurance Companies                      1.6%
    The Allstate Corporation                                                                               137,214         3,293,136
    Citigroup Inc.                                                                                         121,429         6,746,899
                                                                                                                         -----------
                                                                                                                          10,040,035
                                                                                                                         -----------

HEALTHCARE                                 4.0%
  Drugs                                    2.4%
    American Home Products Corporation                                                                     148,400         5,852,525
    Bristol-Myers Squibb Company                                                                            96,200         6,174,838
    Pharmacia & Upjohn, Inc.                                                                                61,200         2,754,000
                                                                                                                         -----------
                                                                                                                          14,781,363
                                                                                                                         -----------

  Medical Products/Supply                  0.9%
    ALZA Corporation***                                                                                     76,100         2,634,963
    Johnson & Johnson                                                                                       30,108         2,803,807
                                                                                                                         -----------
                                                                                                                           5,438,770
                                                                                                                         -----------

  Medical Services                         0.7%
    Aetna Inc.                                                                                              72,600         4,051,988
                                                                                                                         -----------

TECHNOLOGY                                15.5%
  Communications Equipment                 2.3%
    ADC Telecommunications, Inc.***                                                                         78,900         5,725,181
    Motorola, Inc.                                                                                          56,700         8,349,075
                                                                                                                         -----------
                                                                                                                          14,074,256
                                                                                                                         -----------

  Computer Related                         8.4%
    3Com Corporation***                                                                                    131,900         6,199,300
    EMC Corporation***                                                                                     125,300        13,689,025
    Gateway, Inc.***                                                                                       130,200         9,382,538
    Hewlett-Packard Company                                                                                 58,800         6,699,525
    International Business Machines Corporation                                                             73,600         7,948,800
    Seagate Technology, Inc.***                                                                             39,500         6,495,468
                                                                                                                         -----------
                                                                                                                          50,414,656
                                                                                                                         -----------

  Computer Software/Services               1.3%
    Compuware Corporation***                                                                                55,300         2,059,925
    Gartner Group, Inc.***                                                                                  11,587           160,045
    Keane, Inc.***                                                                                         175,900         5,584,825
                                                                                                                         -----------
                                                                                                                           7,804,795
                                                                                                                         -----------

  Semiconductors                           3.5%
    Conexant Systems, Inc.***                                                                              116,600         7,739,325
    Micron Technology, Inc.***                                                                              49,650         3,860,288
    Texas Instruments Incorporated                                                                          96,600         9,358,125
                                                                                                                         -----------
                                                                                                                          20,957,738
                                                                                                                         -----------

TRANSPORTATION                             1.1%
  Airlines                                 0.4%
    Delta Air Lines, Inc.                                                                                   44,400         2,211,675
                                                                                                                         -----------

  Railroads                                0.2%
    Norfolk Southern Corporation                                                                            66,800         1,369,400
                                                                                                                         -----------


                                BALANCED FUND
                       Schedule of Investments (Continued)
                                December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Trucking & Shipping                      0.5%
    FDX Corporation***                                                                                      79,400      $  3,250,438
                                                                                                                         -----------

UTILITIES                                  1.0%
  Electric Power                           0.4%
    PG&E Corporation                                                                                       113,000         2,316,500
                                                                                                                         -----------

  Natural Gas                              0.6%
    The Williams Companies, Inc.                                                                           113,500         3,468,844
                                                                                                                         -----------

MISCELLANEOUS                              0.6%
  Professional Services                    0.6%
    Interim Services Inc.***                                                                               150,000         3,712,500
                                                                                                                         -----------
       TOTAL DOMESTIC ISSUES
       (COST: $198,608,337)                                                                                              305,637,927
                                                                                                                         -----------
       TOTAL COMMON STOCKS
       (COST: $207,306,030)                                                                                              327,764,483
                                                                                                                         -----------
       TOTAL INVESTMENTS, BALANCED FUND
       (COST: $481,358,135)**                                                                                           $598,243,093
                                                                                                                         ===========

Values of investment securities are determined as described in Note 2 of the financial statements.
    *Moody's/Standard & Poors' quality ratings (unaudited).  See the current
     Prospectus and Statement of Additional Information for a complete description of these ratings.
   **At December 31, 1999, the cost of securities for federal income tax purposes was $481,643,731. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

     Gross unrealized appreciation.................................$135,401,913
     Gross unrealized depreciation................................. (18,802,551)
                                                                    -----------
     Net unrealized appreciation...................................$116,599,362
                                                                    ===========


  ***This security is non-income producing.
 ****If applicable, this security provides a claim on the interest component of the underlying mortgages, but not on their principal component. That is, the security's cash flows depend on the amount of principal outstanding at the payment date. If prepayments on the underlying mortgages are higher than expected, the yield on the security may be adversely affected.
(A) Represents a security that had a coupon rate of 4.1% until October 1, 1994, at which time the stated coupon rate became the effective rate.

(B) Restricted security sold within the terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and maybe sold only to dealers in that program or other "qualified institutional investors."
     On December 31, 1999, the total market value of these investments was $13,072,081 or 2.17% of total net assets.

ABS  Asset Backed Security
ADR  American Depository Receipt
CMO  Collateralized Mortgage Obligation
CPI  Consumer Price Index
IO   Interest Only
MTN  Medium Term Note
PLC  Pubic Limited Company

See accompanying notes to financial statements.


                                GROWTH AND INCOME STOCK FUND
                                   Schedule of Investments
                                     December 31, 1999


                                          % Net                            Annualized
                                         Assets                              Yield                      Shares          Value
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY              2.3%
  State Street Prime Money Market                                            5.440%                     25,405,252      $ 25,405,252
                                                                                                                         -----------
     TOTAL SHORT-TERM INVESTMENTS
     (COST: $25,405,252)                                                                                                  25,405,252
                                                                                                                         -----------

LONG-TERM INVESTMENTS:
COMMON STOCKS:                            97.5%
FOREIGN ISSUES:                            8.9%
    BP Amoco PLC- ADR                                                                                      245,080        14,536,308
    Glaxo Wellcome PLC - ADR                                                                               209,450        11,703,018
    Koninklijke (Royal) Philips Electronics N.V. - ADR                                                     194,544        26,263,440
    Nortel Networks Corporation                                                                            448,000        45,248,000
                                                                                                                         -----------
    TOTAL FOREIGN ISSUES
    (COST: $41,266,990)                                                                                                   97,750,766
                                                                                                                         -----------

DOMESTIC ISSUES:                          88.6%

BASIC MATERIALS                            3.8%
  Chemicals                                2.7%
    The Dow Chemical Company                                                                               111,550        14,905,869
    PPG  Industries, Inc.                                                                                  234,400        14,664,650
                                                                                                                         -----------
                                                                                                                          29,570,519
                                                                                                                         -----------

  Paper/Forest Products                    1.1%
    Georgia-Pacific Group                                                                                  231,800        11,763,850
                                                                                                                         -----------

CAPITAL GOODS                              6.6%
  Electrical Equipment                     4.1%
    Emerson Electric Co.                                                                                   170,000         9,753,750
    Honeywell International Inc.                                                                           448,650        25,881,496
    Rockwell International Corporation                                                                     198,800         9,517,550
                                                                                                                         -----------
                                                                                                                          45,152,796
                                                                                                                         -----------

  Environmental                            0.8%
    Waste Management, Inc.                                                                                 539,999         9,281,233
                                                                                                                         -----------

  Manufacturing-Diversified                1.7%
    United Technologies Corporation                                                                        280,000        18,200,000
                                                                                                                         -----------

COMMUNICATION SERVICES                     6.9%
  Telephone - Long Distance                3.4%
    AT&T Corp.                                                                                             191,752         9,731,414
    Sprint Corporation                                                                                     413,300        27,820,256
                                                                                                                         -----------
                                                                                                                          37,551,670
                                                                                                                         -----------

  Telephone                                3.5%
    GTE Corporation                                                                                        246,750        17,411,297
    SBC Communications Inc.                                                                                423,883        20,664,296
                                                                                                                         -----------
                                                                                                                          38,075,593
                                                                                                                         -----------

CONSUMER CYCLICAL                          3.7%
  Auto Parts Manufacturers                 0.8%
   Dana Corporation                                                                                        284,885         8,528,745
                                                                                                                         -----------

  Retail-Discount                          2.0%
   Wal-Mart Stores, Inc.                                                                                   324,900        22,458,713
                                                                                                                         -----------


                                  GROWTH AND INCOME STOCK FUND
                                Schedule of Investments (Continued)
                                      December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Retail-General                           0.9%
    Sears, Roebuck & Co.                                                                                   315,100      $  9,590,856
                                                                                                                         -----------

CONSUMER STAPLES                          14.6%
  Beverages                                1.2%
    PepsiCo, Inc.                                                                                          377,600        13,310,400
                                                                                                                         -----------

  Cosmetics/Toiletries                     2.6%
    Kimberly-Clark Corporation                                                                             442,900        28,899,225
                                                                                                                         -----------

  Drug Stores                              1.4%
    CVS Corporation                                                                                        392,806        15,687,690
                                                                                                                         -----------

  Entertainment                            2.2%
    The Walt Disney Company                                                                                820,800        24,008,400
                                                                                                                         -----------

  Food Producers                           3.6%
    ConAgra, Inc.                                                                                          380,500         8,585,031
    General Mills, Inc.                                                                                    245,200         8,765,900
    Nabisco Holdings Corp. - Class A                                                                       367,700        11,628,513
    Sara Lee Corporation                                                                                   494,700        10,914,319
                                                                                                                         -----------
                                                                                                                          39,893,763
                                                                                                                         -----------

  Food Retailers                           1.6%
    The Kroger Co.***                                                                                      951,900        17,967,113
                                                                                                                         -----------

  Media-TV/Radio/Cable                     2.0%
    MediaOne Group, Inc.***                                                                                267,900        20,578,069
                                                                                                                         -----------

ENERGY                                     5.5%
  Exploration/Drilling                     0.2%
    Transocean Sedco Forex Inc.                                                                             53,046         1,786,987
                                                                                                                         -----------

  Oil-Domestic                             1.8%
    Unocal Corporation                                                                                     271,450         9,110,541
    USX-Marathon Group                                                                                     422,850        10,439,109
                                                                                                                         -----------
                                                                                                                          19,549,650
                                                                                                                         -----------

  Oil-International                        2.1%
    Exxon Corporation                                                                                      155,100        12,495,244
    Texaco Inc.                                                                                            202,900        11,020,006
                                                                                                                         -----------
                                                                                                                          23,515,250
                                                                                                                         -----------

  Oil-Services                             1.4%
    Schlumberger Limited                                                                                   274,000        15,412,500
                                                                                                                         -----------

FINANCE                                   11.4%
  Banks                                    4.5%
    Bank of America Corporation                                                                            344,571        17,293,157
    Bank One Corporation                                                                                   408,540        13,098,814
    First Union Corporation                                                                                246,800         8,098,125
    Wachovia Corporation                                                                                   152,100        10,342,800
                                                                                                                         -----------
                                                                                                                          48,832,896
                                                                                                                         -----------

  Financial Services                       3.3%
    Household International, Inc.                                                                          524,700        19,545,075
    Morgan Stanley Dean Witter and Co.                                                                     113,000        16,130,750
                                                                                                                         -----------
                                                                                                                          35,675,825
                                                                                                                         -----------


                                 GROWTH AND INCOME STOCK FUND
                                Schedule of Investments (Continued)
                                      December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Insurance Companies                      3.6%
    The Allstate Corporation                                                                               708,026      $ 16,992,624
    Citigroup Inc.                                                                                         431,486        23,974,441
                                                                                                                         -----------
                                                                                                                          40,967,065
                                                                                                                         -----------

HEALTHCARE                                 8.2%
  Drugs                                    4.0%
    American Home Products Corporation                                                                     543,500        21,434,281
    Bristol-Myers Squibb Company                                                                           357,600        22,953,450
                                                                                                                         -----------
                                                                                                                          44,387,731
                                                                                                                         -----------

  Medical Prods/Supply                     3.0%
    ALZA Corporation***                                                                                    283,200         9,805,800
    Baxter International Inc.                                                                              193,100        12,129,094
    Johnson & Johnson                                                                                      121,000        11,268,125
                                                                                                                         -----------
                                                                                                                          33,203,019
                                                                                                                         -----------

  Medical Services                         1.2%
    Aetna Inc.                                                                                             237,700        13,266,631
                                                                                                                         -----------

TECHNOLOGY                                22.4%
  Communications Equipment                 4.2%
    Harris Corporation                                                                                     370,900         9,898,394
    Motorola, Inc.                                                                                         248,200        36,547,450
                                                                                                                         -----------
                                                                                                                          46,445,844
                                                                                                                         -----------

  Computer Related                         9.1%
    EMC Corporation***                                                                                     376,700        41,154,475
    Hewlett-Packard Company                                                                                251,700        28,678,068
    International Business Machines Corporation                                                            276,200        29,829,600
                                                                                                                         -----------
                                                                                                                          99,662,143
                                                                                                                         -----------

  Computer Software/Services               4.8%
    Computer Associates International, Inc.                                                                444,900        31,115,194
    Computer Sciences Corporation***                                                                       224,400        21,233,850
                                                                                                                         -----------
                                                                                                                          52,349,044
                                                                                                                         -----------

  Office Equipment                         1.0%
    Lanier Worldwide Inc***                                                                                370,900         1,437,238
    Xerox Corporation                                                                                      408,700         9,272,381
                                                                                                                         -----------
                                                                                                                          10,709,619
                                                                                                                         -----------

  Semiconductors                           3.3%
    Texas Instruments Incorporated                                                                         376,200        36,444,375
                                                                                                                         -----------

TRANSPORTATION                             1.6%
  Airlines                                 0.7%
    Delta Air Lines, Inc.                                                                                  158,600         7,900,262
                                                                                                                         -----------

  Railroads                                0.9%
    Burlington Northern Santa Fe Corporation                                                               220,200         5,339,850
    Norfolk Southern Corporation                                                                           227,700         4,667,850
                                                                                                                         -----------
                                                                                                                          10,007,700
                                                                                                                         -----------

UTILITIES                                  2.7%
  Electric Power                           1.5%
    Duke Energy Corporation                                                                                180,000         9,022,500
    PG&E Corporation                                                                                       345,000         7,072,500
                                                                                                                         -----------
                                                                                                                          16,095,000
                                                                                                                         -----------


                                 GROWTH AND INCOME STOCK FUND
                                Schedule of Investments (Continued)
                                      December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Natural Gas                              1.2%
    The Williams Companies, Inc.                                                                           445,000      $ 13,600,313
                                                                                                                         -----------

MISCELLANEOUS                              1.2%
  Diversified                              1.2%
    Minnesota Mining and Manufacturing Company                                                             131,400        12,860,775
                                                                                                                         -----------

     TOTAL DOMESTIC ISSUES
     (COST: $751,411,701)                                                                                                973,191,264
                                                                                                                         -----------

     TOTAL COMMON STOCKS
     (COST: $792,678,691)                                                                                              1,070,942,030
                                                                                                                       -------------

     TOTAL INVESTMENTS, GROWTH AND INCOME
     FUND (COST: $818,083,943)**                                                                                      $1,096,347,282
                                                                                                                       =============

Values of investment securities are determined as described in Note 2 of the financial statements.

    *Moody's/Standard & Poors' quality ratings, if applicable, (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.

   **At December 31, 1999, the cost of securities for federal income tax purposes was $818,445,045. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

     Gross unrealized appreciation................................ $376,831,064
     Gross unrealized depreciation................................  (98,928,827)
                                                                    -----------
     Net unrealized appreciation.................................. $277,902,237
                                                                    ===========

***This security is non-income producing.

ADR  American Depository Receipt
PLC  Public Limited Company

See accompanying notes to financial statements.


                                CAPITAL APPRECIATION STOCK FUND
                                   Schedule of Investments
                                      December 31, 1999

                                          % Net                                    Annualized
                                         Assets                                    Yield                Shares          Value
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY              2.1%
    State Street Prime Money Market                                                 5.440%              17,944,730      $ 17,944,730
                                                                                                                         -----------
       TOTAL SHORT-TERM INVESTMENTS
       (COST: $17,944,730)                                                                                                17,944,730
                                                                                                                         -----------


LONG-TERM INVESTMENTS:
COMMON STOCKS:                            97.9%
FOREIGN ISSUES:                            7.9%
    Ace Limited                                                                                            560,000         9,345,000
    Elan Corp PLC - ADR ***                                                                                507,300        14,965,350
    Telefonos de Mexico SP ADR - Cl L                                                                      200,000        22,500,000
    Vodafone AirTouch PLC-SP ADR                                                                           391,500        19,379,250
                                                                                                                         -----------
       TOTAL FOREIGN ISSUES
       (COST: $41,761,515)                                                                                                66,189,600
                                                                                                                         -----------

DOMESTIC ISSUES:                          90.0%

BASIC MATERIALS                            3.7%
  Chemicals                                2.6%
    Praxair, Inc.                                                                                          226,500        11,395,781
    Rohm and Haas Company                                                                                  270,000        10,985,625
                                                                                                                         -----------
                                                                                                                          22,381,406
                                                                                                                         -----------

  Paper/Forest Products                    1.1%
    Willamette Industries, Inc.                                                                            193,000         8,962,438
                                                                                                                         -----------

CAPITAL GOODS                              5.1%
  Containers                               1.7%
    Owens-Illinois, Inc.***                                                                                593,700        14,879,606
                                                                                                                         -----------

  Machinery/Equipment                      1.1%
    Pall Corporation                                                                                       410,000         8,840,625
                                                                                                                         -----------

  Manufacturing-Diversified                2.3%
     Illinois Tool Works, Inc.                                                                             282,800        19,106,675
                                                                                                                         -----------

COMMUNICATION SERVICES                     2.2%
  Telecom-Cel/Wireless                     0.8%
    Sprint PCS Group***                                                                                     70,000         7,175,000
                                                                                                                         -----------

  Telephone                                1.4%
    CenturyTel, Inc.                                                                                       240,100        11,374,738
                                                                                                                         -----------

CONSUMER CYCLICAL                         11.9%
  Commercial/Consumer                      1.0%
     IMS Health Incorporated                                                                               302,200         8,216,063
                                                                                                                         -----------

  Printing/Publishing                      1.6%
     PRIMEDIA Inc.***                                                                                      820,600        13,539,900
                                                                                                                         -----------

  Retail-General                           3.6%
    Dayton Hudson Corporation                                                                              405,600        29,786,250
                                                                                                                         -----------

  Retail-Specialty                         5.7%
    Lowe's Companies, Inc                                                                                  226,200        13,515,450
    The Sherwin-Williams Company                                                                           440,200         9,244,200
    The TJX Companies, Inc.                                                                                428,400         8,755,425
    Tiffany & Co.                                                                                          186,500        16,645,125
                                                                                                                         -----------
                                                                                                                          48,160,200
                                                                                                                         -----------

                                CAPITAL APPRECIATION STOCK FUND
                                  Schedule of Investments (Continued)
                                        December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
CONSUMER STAPLES                           9.2%
  Food Producers                           2.7%
    Nabisco Holdings Corp. - Class A                                                                       257,500       $ 8,143,438
    Sara Lee Corporation                                                                                   253,200         5,586,225
    Tyson Foods, Inc. - Class A                                                                            542,700         8,818,875
                                                                                                                         -----------
                                                                                                                          22,548,538
                                                                                                                         -----------

  Food Retailers                           1.6%
    Safeway Inc.***                                                                                        386,500        13,744,906
                                                                                                                         -----------

  Media-TV/Radio/Cable                     4.9%
    Cox Communications, Inc.***                                                                            393,100        20,244,650
    MediaOne Group, Inc.***                                                                                270,900        20,808,506
                                                                                                                         -----------
                                                                                                                          41,053,156
                                                                                                                         -----------

ENERGY                                     5.4%
  Exploration/Drilling                     1.1%
    Kerr-McGee Corporation                                                                                 148,700         9,219,400
                                                                                                                         -----------

  Oil-Domestic                             4.3%
    Unocal Corporation                                                                                     344,350        11,557,247
    USX-Marathon Group                                                                                     393,800         9,721,937
    Weatherford International, Inc.***                                                                     367,200        14,665,050
                                                                                                                         -----------
                                                                                                                          35,944,234
                                                                                                                         -----------

FINANCE                                   11.1%
  Banks                                    4.2%
    First Security Corporation                                                                             320,900         8,192,994
    SunTrust Banks, Inc.                                                                                   200,100        13,769,381
    Wells Fargo Company                                                                                    325,600        13,166,450
                                                                                                                         -----------
                                                                                                                          35,128,825
                                                                                                                         -----------

  Financial Services                       4.1%
    Associates First Capital Corporation                                                                   448,600        12,308,463
    Countrywide Credit Industries, Inc.                                                                    233,000         5,883,250
    Freddie Mac                                                                                            168,300         7,920,618
    MBIA, Inc.                                                                                             163,000         8,608,438
                                                                                                                         -----------
                                                                                                                          34,720,769
                                                                                                                         -----------

  Insurance Companies                      2.8%
    Citigroup Inc.                                                                                         420,198        23,347,251
                                                                                                                         -----------

HEALTHCARE                                 4.2%
  Biotech-Spec. Pharmaceutical             0.0%
    Crescendo Pharmaceuticals Corporation***                                                                 6,260           114,441
                                                                                                                         -----------

  Drugs                                    1.2%
    Pharmacia & Upjohn, Inc.                                                                               216,400         9,738,000
                                                                                                                         -----------

  Medical Prod/Supply                      1.6%
    Boston Scientific Corporation***                                                                       628,200        13,741,875
                                                                                                                         -----------

  Medical Services                         1.4%
    Aetna Inc.                                                                                             213,500        11,915,969
                                                                                                                         -----------

TECHNOLOGY                                30.7%
  Communication Equipment                  2.2%
    ADC Telecommunications, Inc.***                                                                        256,200        18,590,512
                                                                                                                         -----------

                                 CAPITAL APPRECIATION STOCK FUND
                                Schedule of Investments (Continued)
                                       December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Computer Related                        12.3%
    3Com Corporation***                                                                                    354,600      $ 16,666,200
    EMC Corporation***                                                                                     336,900        36,806,325
    Gateway, Inc.***                                                                                       410,500        29,581,656
    Seagate Technology, Inc.***                                                                            428,400        19,947,375
                                                                                                                         -----------
                                                                                                                         103,001,556
                                                                                                                         -----------

  Computer Software/Services               8.3%
    Autodesk, Inc.                                                                                         426,500        14,394,375
    Cadence Design Systems, Inc.***                                                                        570,900        13,701,600
    Compuware Corporation***                                                                               193,100         7,192,975
    Gartner Group, Inc.***                                                                                  31,586           436,282
    Keane, Inc.***                                                                                         586,500        18,621,375
    PeopleSoft, Inc.                                                                                       727,400        15,502,712
                                                                                                                         -----------
                                                                                                                          69,849,319
                                                                                                                         -----------

  Electronics                              1.0%
    W.W. Grainger,  Inc.                                                                                   168,000         8,032,500
                                                                                                                         -----------

  Semiconductors                           6.9%
    Conexant Systems Inc.***                                                                               271,798        18,040,592
    Dallas Semiconductor Corporation                                                                       144,100         9,285,444
    Micron Technology, Inc.***                                                                             129,350        10,056,963
    Texas Instruments Incorporated                                                                         211,600        20,498,750
                                                                                                                         -----------
                                                                                                                          57,881,749
                                                                                                                         -----------

TRANSPORTATION                             1.9%
  Airlines                                 0.6%
    Midwest Express Holdings, Inc.***                                                                      169,875         5,414,766
                                                                                                                         -----------

  Trucking & Shipping                      1.3%
    FDX Corporation***                                                                                     261,100        10,688,781
                                                                                                                         -----------

UTILITIES                                  2.9%
  Electric Power                           1.0%
    Midamerican Energy Holdings Co.***                                                                     254,000         8,556,625
                                                                                                                         -----------

  Natural Gas                              1.9%
    El Paso Energy Corporation                                                                             162,000         6,287,625
    The Williams Companies, Inc.                                                                           306,600         9,370,463
                                                                                                                         -----------
                                                                                                                          15,658,088
                                                                                                                         -----------

MISCELLANEOUS                              1.7%
  Professional Services                    1.7%
    Interim Services Inc.***                                                                               562,200        13,914,450
                                                                                                                         -----------

       TOTAL DOMESTIC COMMON STOCK
       (COST: $547,719,703)                                                                                              755,228,611
                                                                                                                         -----------

       TOTAL COMMON STOCKS
       (COST: $589,481,218)                                                                                              821,418,211
                                                                                                                         -----------

       TOTAL INVESTMENTS, CAPITAL APPRECIATION
       STOCK FUND (COST: $607,425,948)**                                                                                $839,362,941
                                                                                                                         ===========

                                  CAPITAL APPRECIATION STOCK FUND
                                Schedule of Investments (Continued)
                                       December 31, 1999

Values of investment securities are determined as described in Note 2 of the financial statements.

    *Moody's/Standard & Poors' quality ratings, if applicable, (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.

   **At December 31, 1999, the cost of securities for federal income tax purposes was $607,425,948. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

     Gross unrealized appreciation................................ $275,503,695
     Gross unrealized depreciation................................  (43,566,702)
                                                                    -----------
     Net unrealized appreciation.................................. $231,936,993
                                                                    ===========

***This security is non-income producing.

ADR  American Depository Receipt
PLC  Public Limited Company

See accompanying notes to financial statements.


                                 MID-CAP STOCK FUND
                                Schedule of Investments
                                 December 31, 1999

                                          % Net                                    Annualized
                                         Assets                                    Yield                Shares          Value
SHORT-TERM INVESTMENTS:
REGISTERED INVESTMENT COMPANY              2.2%
    State Street Prime Money Market                                                 5.440%                 588,653      $    588,653
                                                                                                                             -------

       TOTAL SHORT-TERM INVESTMENTS
       (COST: $588,653)                                                                                                      588,653
                                                                                                                             -------

LONG-TERM INVESTMENTS:
COMMON STOCKS:                            98.5%
FOREIGN ISSUES:                            3.0%
    Elan Corp - PLC ADR***                                                                                  14,400           424,800
    London Pacific Group Limited - SP ADR                                                                    3,000           108,000
    Newbridge Networks Corporation***                                                                        9,600           216,600
    Zindart Limited - ADR***                                                                                 6,500            44,688
                                                                                                                             -------
       TOTAL FOREIGN ISSUES
       (COST: $763,300)                                                                                                      794,088
                                                                                                                             -------

DOMESTIC ISSUES:                          95.5%

BASIC MATERIALS                            4.8%
  Chemicals                                0.8%
    Air Prod & Chemicals, Inc.                                                                               6,000           201,375
                                                                                                                             -------

  Chemicals-Specialty                      1.9%
    Albermale Corporation                                                                                    5,500           105,531
    Ecolab Inc.                                                                                              7,500           293,437
    Oil-Dri Corporation                                                                                      7,500           107,812
                                                                                                                             -------
                                                                                                                             506,780
                                                                                                                             -------

  Paper/Forest Products                    1.5%
    Bemis Company, Inc.                                                                                      6,000           209,250
    Westvaco Corporation                                                                                     6,000           195,750
                                                                                                                             -------
                                                                                                                             405,000
                                                                                                                             -------

  Steel                                    0.6%
     Texas Industries, Inc.                                                                                  3,500           148,968
                                                                                                                             -------

CAPITAL GOODS                              8.3%
  Aerospace/Defense                        0.5%
    The B.F. Goodrich Company                                                                                4,500           123,750
                                                                                                                             -------

  Building Supplies                        0.4%
    Lafarge Corporation                                                                                      3,500            96,688
                                                                                                                             -------

  Construction                             0.8%
    Fluor Corporation                                                                                        4,500           206,438
                                                                                                                             -------

  Electrical Equipment                     1.6%
    Hubbell Incorporated - Class B                                                                           7,000           190,750
    Molex Incorporated                                                                                       4,400           249,425
                                                                                                                             -------
                                                                                                                             440,175
                                                                                                                             -------

  Machinery/Equipment                      2.2%
    Ingersoll-Rand Company                                                                                   7,000           385,438
    Stewart & Stevenson Services, Inc.                                                                       9,500           112,516
    Trinity Industries, Inc.                                                                                 3,500            99,531
                                                                                                                             -------
                                                                                                                             597,485
                                                                                                                             -------

                                 MID-CAP STOCK FUND
                                Schedule of Investments (Continued)
                                 December 31, 1999

                                          % Net
                                         Assets                                                         Shares          Value
  Manufacturing-Diversified                2.1%
    Eaton Corporation                                                                                        5,500      $    399,438
    National Service Industries. Inc.                                                                        5,500           162,250
                                                                                                                             -------
                                                                                                                             561,688
                                                                                                                             -------

  Office Supplies/Equipment                0.7%
    Herman Miller, Inc.                                                                                      8,000           184,000
                                                                                                                             -------

COMMUNICATION SERVICES                     1.8%
  Telephone                                1.8%
    CenturyTel, Inc.                                                                                        10,000           473,750
                                                                                                                             -------

CONSUMER CYCLICAL                         15.6%
  Apparel/Textiles                         1.4%
    Saucony, Inc.***                                                                                         7,500           104,062
    V.F. Corporation                                                                                         4,500           135,000
    Wolverine World Wide, Inc.                                                                              11,300           123,594
                                                                                                                             -------
                                                                                                                             362,656
                                                                                                                             -------

  Auto Parts Manufacturing                 0.4%
    Cooper Tire & Rubber                                                                                     6,400            99,600
                                                                                                                             -------

  Commercial/Consumer                      0.6%
    Pittston Brink's Group                                                                                   2,500            55,000
    Spar Group***                                                                                           30,000           101,250
                                                                                                                             -------
                                                                                                                             156,250
                                                                                                                             -------

  Furniture/Appliances                     2.3%
    Ethan Allen Interiors Inc.                                                                              13,400           429,638
    Flexsteel Industries, Inc.                                                                               4,800            64,200
    Steelcase Inc.                                                                                           9,300           111,600
                                                                                                                             -------
                                                                                                                             605,438
                                                                                                                             -------

  Homebuilding/Supplies                    0.7%
    M/I Schottenstein Homes, Inc.                                                                            6,000            93,375
    U.S. Home Corporation***                                                                                 4,000           102,250
                                                                                                                             -------
                                                                                                                             195,625
                                                                                                                             -------

  Leisure Time/Gaming                      0.3%
    K2 Inc.***                                                                                              10,000            76,250
                                                                                                                             -------

  Lodging/Hotels                           0.6%
    Host Marriott Corp.                                                                                     20,000           165,000
                                                                                                                             -------

  Printing/Publishing                      1.7%
    A. H. Belo Corporation, Class A                                                                         23,400           446,062
                                                                                                                             -------

  Retail-Discount                          1.2%
    Dollar General Corporation                                                                              12,150           276,412
    Duckwall-ALCO Stores, Inc.***                                                                            7,500            57,188
                                                                                                                             -------
                                                                                                                             333,600
                                                                                                                             -------

  Retail-Specialty                         6.4%
    Borders Group, Inc.***                                                                                   9,600           154,200
    Linens 'n Things, Inc.***                                                                               12,500           370,312
    OfficeMax, Inc.***                                                                                      17,100            94,050
    Pier 1 Imports, Inc.                                                                                    20,200           128,775
    Ross Stores, Inc.                                                                                       10,900           195,518
    The Sherwin-Williams Company                                                                            11,000           231,000
    Tiffany & Co.                                                                                            5,000           446,250
    Wilson, The Leather Experts Inc.***                                                                      4,000            73,750
                                                                                                                           ---------
                                                                                                                           1,693,855
                                                                                                                           ---------

                                 MID-CAP STOCK FUND
                                Schedule of Investments (Continued)
                                 December 31, 1999

                                          % Net
                                         Assets                                                         Shares           Value
CONSUMER STAPLES                           4.7%
  Cosmetics/Toiletries                     0.3%
    Perrigo Company***                                                                                      10,000           $80,000
                                                                                                                            --------

  Food Producers/Distributors              2.1%
    Flowers Industries, Inc.                                                                                20,200           321,938
    Tyson Foods, Inc. - Class A                                                                             14,100           229,125
                                                                                                                            --------
                                                                                                                             551,063
                                                                                                                            --------

  Food Retailers                           0.7%
    Hannaford Brothers Co.                                                                                   2,600           180,213
                                                                                                                            --------

  Media-TV/Radio/Cable                     1.6%
    Adelphia Communications Corporation***                                                                   6,700           439,688
                                                                                                                            --------

ENERGY                                     3.9%
  Exploration/Drilling                     3.7%
    BJ Services Company***                                                                                   7,800           326,138
    ENSCO International Incorporated                                                                        14,100           322,538
    Smith International, Inc***                                                                              6,500           322,968
                                                                                                                            --------
                                                                                                                             971,644
                                                                                                                            --------

  Oil-Domestic                             0.2%
    Remington Oil & Gas  Corporation***                                                                     15,000            58,125
                                                                                                                            --------

FINANCE                                   11.7%
  Banks                                    4.7%
    Associated Banc-Corp                                                                                     4,400           150,700
    Bank United Corp. - Class A                                                                              3,100            84,475
    Commercial Federal Corporation                                                                          12,000           213,750
    First Security Corporation                                                                               7,300           186,378
    First Tennessee National Corporation                                                                     6,400           182,400
    Hibernia Corporation                                                                                    10,600           112,625
    Marshall & Ilsley Corporation                                                                            2,700           169,594
    TCF Financial Corporation                                                                                5,600           139,300
                                                                                                                           ---------
                                                                                                                           1,239,222
                                                                                                                           ---------

  Financial Services                       1.8%
    The Bear Stearns Companies Inc.                                                                         11,500           491,625
                                                                                                                            --------

  Insurance Companies                      4.9%
    Ambac Financial Group, Inc.                                                                              9,000           469,687
    American Medical Security Group, Inc.***                                                                10,000            60,000
    Amerus Life Holdings, Inc.                                                                               5,800           133,400
    The First  American Financial Corporation                                                                7,300            90,794
    MGIC Investment Corporation                                                                              9,000           541,687
                                                                                                                           ---------
                                                                                                                           1,295,568
                                                                                                                           ---------

  Real Estate Investment                   0.3%
    New Plan Excel Realty Trust                                                                               5600            88,550
                                                                                                                            --------

HEALTHCARE                                11.5%
  Biotech-Spec. Pharmaceutical             0.8%
    IDEXX Laboratories, Inc.***                                                                             12,700           204,788
                                                                                                                            --------

  Drugs                                    4.6%
    Chiron Corporation***                                                                                   10,900           461,888
    Genzyme Corporation***                                                                                   8,100           364,500
    ICN Pharmaceuticals, Inc.                                                                               13,500           341,719
    Rexall Sundown, Inc.***                                                                                  4,500            46,406
                                                                                                                           ---------
                                                                                                                           1,214,513
                                                                                                                           ---------


                                 MID-CAP STOCK FUND
                                Schedule of Investments (Continued)
                                 December 31, 1999

                                          % Net
                                         Assets                                                         Shares           Value
  Medical Products/Supplies                5.1%
    Biomet, Inc.                                                                                             8,200          $328,000
    Genzyme Surgical  Products***                                                                              590             3,429
    OrthoLogic Corp.***                                                                                     32,000            82,000
    St. Jude Medical, Inc.***                                                                                9,500           291,531
    Henry Schein, Inc. ***                                                                                   2,500            33,281
    STERIS Corporation***                                                                                   12,700           130,969
    Sunrise Medical Inc.***                                                                                 17,500           108,281
    Sybron International Corporation***                                                                     15,100           372,781
                                                                                                                           ---------
                                                                                                                           1,350,272
                                                                                                                           ---------

  Medical Services                         1.0%
    Chronimed Inc.***                                                                                        8,000            61,500
    Humana Inc.***                                                                                          14,600           119,538
    NABI***                                                                                                 18,000            83,250
                                                                                                                            --------
                                                                                                                             264,288
                                                                                                                            --------

TECHNOLOGY                                23.0%
  Communication Equipment                  2.4%
    ADC Telecommunications, Inc.***                                                                          4,500           326,531
    Executone Information Systems, Inc.                                                                     35,000           190,313
    Norstan Inc.***                                                                                         20,000           127,500
                                                                                                                            --------
                                                                                                                             644,344
                                                                                                                            --------

  Computer Related                         2.5%
     Exabyte Corporation***                                                                                 20,000           150,000
     NeoMagic Corporation***                                                                                10,000           109,375
     Quantum Corporation (DSSG)***                                                                          15,300           231,412
     Storage Technology Corporation***                                                                       9,300           171,469
                                                                                                                            --------
                                                                                                                             662,256
                                                                                                                            --------

  Computer Software/Services               6.1%
    Autodesk, Inc.                                                                                           5,100           172,125
    Keane, Inc.***                                                                                          10,500           333,375
    Indus International, Inc.***                                                                            10,000           121,875
    Rainbow Technologies, Inc.***                                                                            3,000            69,750
    Sterling Software, Inc.***                                                                               6,700           211,050
    SunGard Data Systems Inc.***                                                                            10,700           254,125
    Sybase, Inc.***                                                                                          7,000           119,000
    Synopsys, Inc.***                                                                                        5,000           333,750
                                                                                                                           ---------
                                                                                                                           1,615,050
                                                                                                                           ---------

  Electronics                              5.4%
     Arrow Electronics, Inc.***                                                                             16,600           421,225
     W. W. Grainger, Inc.                                                                                    6,000           286,875
     Tech-Sym Corporation***                                                                                 5,000           103,125
     Teradyne, Inc.***                                                                                       6,000           396,000
     Varian Medical Systems, Inc.                                                                            7,700           229,556
                                                                                                                           ---------
                                                                                                                           1,436,781
                                                                                                                           ---------

  Photography/Imaging                      0.3%
    Polaroid Corporation                                                                                     3,700            69,606
                                                                                                                           ---------

  Semiconductors                           6.3%
    Atmel Corporation***                                                                                    13,400           396,137
    Dallas Semi-Conductors                                                                                   5,000           322,188
    Etec Systems, Inc.***                                                                                    5,000           224,375
    LSI Logic Corporation***                                                                                 5,200           351,000
    Quantum Corp (HDDS)***                                                                                   3,450            23,934
    Varian Semiconductor Equipment Associates, Inc.***                                                      10,000           340,000
                                                                                                                           ---------
                                                                                                                           1,657,634
                                                                                                                           ---------


                                 MID-CAP STOCK FUND
                                Schedule of Investments (Continued)
                                 December 31, 1999

                                          % Net
                                         Assets                                                         Shares           Value
TRANSPORTATION                             2.0%
  Airlines                                 1.0%
    Midwest Express Holdings, Inc.***                                                                        8,200       $   261,375
                                                                                                                           ---------

  Transportation-Miscellaneous             0.6%
    The Hertz Corporation, Class A                                                                           3,000           150,375
                                                                                                                           ---------

  Trucking & Shipping                      0.4%
    Airborne Freight Corporation                                                                             5,000           110,000
                                                                                                                           ---------

UTILITIES                                  3.9%
  Electric Power                           3.5%
    El Paso Electric Company***                                                                             14,300           140,319
    Florida Progress Corporation                                                                             6,500           275,031
    Midamerican Energy Holdings Company***                                                                  12,000           404,250
    TECO Energy, Inc.                                                                                        5,800           107,663
                                                                                                                           ---------
                                                                                                                             927,263
                                                                                                                           ---------

  Natural Gas                              0.4%
    Southwestern Energy Company                                                                             15,000            98,438
                                                                                                                           ---------

MISCELLANEOUS                              4.3%
  Professional Services                    4.3%
    Affiliated Computer Services, Inc.***                                                                    5,400           248,400
    Business Resource Group***                                                                              20,000           106,250
    EZCORP, Inc.                                                                                            20,000            81,250
    Manpower Inc.                                                                                           15,000           564,375
    Modis Professional Services, Inc.***                                                                    10,000           142,500
                                                                                                                           ---------
                                                                                                                           1,142,775
                                                                                                                           ---------

       TOTAL DOMESTIC ISSUES
       (COST: $22,963,798)                                                                                                25,285,889
                                                                                                                          ----------
       TOTAL COMMON STOCKS
       (COST: $23,727,098)                                                                                                26,079,977
                                                                                                                          ----------

       TOTAL INVESTMENTS, MID-CAP STOCK FUND
       (COST: $24,315,751)**                                                                                             $26,668,630
                                                                                                                          ==========

Values of investment securities are determined as described in Note 2 of the financial statements.
    *Moody's/Standard & Poors' quality ratings, if applicable, (unaudited). See the current Prospectus and Statement of Additional Information for a complete description of these ratings.
   **At December 31, 1999, the cost of securities for federal income tax purposes was $24,316,762. The aggregate unrealized appreciation and depreciation of investments in securities based on this cost were:

     Gross unrealized appreciation................................   $4,073,960
     Gross unrealized depreciation................................   (1,722,092)
                                                                     __________
     Net unrealized appreciation........................... ......   $2,351,868
                                                                     ==========

***This security is non-income producing.
ADR  American Depository Receipt
PLC  Public Limited Company
REIT Real Estate Investment Trust

See accompanying notes to financial statements.


                                     ULTRA SERIES FUND
                                Statements of Assets and Liabilities
                                     December 31, 1999

                                 Money        Treasury                                     Growth and       Capital      Mid-Cap
                                Market          2000       Bond              Balanced        Income        Appreciation   Stock
Assets:                          Fund           Fund       Fund                Fund        Stock Fund       Stock Fund     Fund
Investments in securities,
at value (note 2) - see
   accompanying schedule*     $82,074,447   $1,901,538  $246,519,163         $598,243,093 $1,096,347,282  $839,362,941   $26,668,630
  Receivable for investment
   securities sold                      -            -             -            2,799,103      3,160,766     3,218,982             -
  Receivable for fund shares
   sold                           519,266            -        15,211              122,705        817,703       374,028        18,990
  Accrued interest and
    dividends receivable           83,600            -     3,968,013            4,434,879      1,501,987       457,956        24,424
                              -----------  -----------   -----------          -----------  -------------  ------------  ------------
    Total assets               82,677,313    1,901,538   250,602,387          605,599,780  1,101,827,738   843,413,907    26,712,044
                              -----------  -----------   -----------          -----------  -------------  ------------  ------------

Liabilities:
  Payable for investment
   securities purchased                 -            -             -            2,109,286      2,948,333     3,728,761       211,616
  Accrued management fees          31,012          398       116,329              352,734        545,577       548,544        20,900
  Accrued other expenses              326            -           832                2,063          3,732         2,807           100
                              -----------  -----------   -----------          -----------    -----------   -----------   -----------
    Total liabilities              31,338          398       117,161            2,464,083      3,497,642     4,280,112       232,616
                              -----------  -----------   -----------          -----------    -----------   -----------   -----------
Net assets applicable to
  outstanding capital stock   $82,645,975   $1,901,140  $250,485,226         $603,135,697 $1,098,330,096  $839,133,795   $26,479,428
                              ===========  ===========   ===========          ===========  =============   ===========   ===========
Represented by:
  Capital stock (par value $.01)
   and additional paid-in
   capital                    $82,645,975   $1,730,401  $262,280,366         $482,835,315   $816,115,948  $597,934,165   $24,092,961
  Undistributed net investment
   income                               -            -       223,139              284,896        188,433        67,799         8,840
  Accumulated net realized
   gain (loss) on investments           -            -    (8,092,995)           3,130,528      3,762,376     9,194,838        24,748
  Unrealized appreciation
   (depreciation) on investments        -      170,739    (3,925,284)         116,884,958    278,263,339   231,936,993     2,352,879
                              -----------  -----------   -----------          -----------   ------------   -----------   -----------

Total net assets - representing
  net assets applicable to
  outstanding capital stock   $82,645,975   $1,901,140  $250,485,226         $603,135,697 $1,098,330,096  $839,133,795   $26,479,428
                              ===========  ===========   ===========          ===========  =============   ===========   ===========

Number of Class Z Shares
  issued and outstanding
  (note 5)                     82,645,975      185,786    24,923,230           29,509,549     32,710,130    32,791,492     2,375,783
                              ===========  ===========   ===========          ===========    ===========   ===========   ===========

Net asset value per share of
  outstanding capital stock
  (note 2)                          $1.00       $10.23        $10.05               $20.44         $33.58        $25.59        $11.15
                              -----------  -----------   -----------          -----------    -----------   -----------   -----------

*Cost of Investments          $82,074,447   $1,730,799  $250,444,447         $481,358,135   $818,083,943   $607,425,948  $24,315,751
                              -----------  -----------   -----------         ------------   ------------   -----------   -----------

See accompanying notes to financial statements.


                                   ULTRA SERIES FUND
                                 Statements of Operations
                                Year Ended December 31, 1999

                                 Money       Treasury                                      Growth and       Capital      Mid-Cap
                                Market        2000         Bond              Balanced       Income         Appreciation   Stock
                                 Fund         Fund         Fund                 Fund      Stock Fund        Stock Fund    Fund*
Investment income (note 2):
  Interest income              $3,383,135     $114,237   $15,562,004          $15,302,197   $1,180,151        $833,638       $47,624

  Dividend income                       -            -             -            3,451,969   14,589,000       5,586,205       135,064
                              -----------   ----------   -----------         ------------  -----------     -----------   -----------
    Total income                3,383,135      114,237    15,562,004           18,754,166   15,769,151       6,419,843       182,688
                              -----------   ----------   -----------         ------------  -----------     -----------   -----------
Expenses (note 4):

  Management fees                 294,066        8,362     1,321,358            3,717,079    5,948,635        5,685,472      130,658

  Trustees' fees                      391            -         1,536                3,261        6,165            4,413           64

  Audit fees                          641            -         2,526                5,355       10,127            7,248          103
                              -----------   ----------   -----------         ------------  -----------      -----------  -----------
    Total expenses                295,098        8,362     1,325,420            3,725,695    5,964,927        5,697,133      130,825
                              -----------   ----------   -----------         ------------  -----------      -----------  -----------
Net investment income           3,088,037      105,875    14,236,584           15,028,471    9,804,224          722,710       51,863

Realized and unrealized
  gain (loss) on investments
  (notes 2 and 3):

  Net realized gain (loss)
   on investments                       -            -    (8,092,995)          18,937,774   64,716,812       73,587,448      481,164

  Net change in unrealized
   appreciation (depreciation)
   on investments                       -      (49,993)   (4,261,091)          37,197,027   81,136,793       91,564,086    2,352,878
                              -----------   ----------   -----------         ------------  -----------      -----------  -----------
Net gain (loss) on investments          -      (49,993)  (12,354,086)          56,134,801  145,853,605      165,151,534    2,834,042
                              -----------   ----------   -----------         ------------  -----------      -----------  -----------


Net increase in net assets
  resulting from operations    $3,088,037    $  55,882  $  1,882,498          $71,163,272 $155,657,829     $165,874,244   $2,885,905
                              ===========   ==========   ===========          ===========  ===========      ===========  ===========



*Commenced operations May 1, 1999.

See accompanying notes to financial statements.


                                         ULTRA SERIES FUND
                                  Statements of Changes in Net Assets
                                Years Ended December 31, 1999 and 1998

                                              MONEY MARKET FUND            TREASURY 2000 FUND             BOND FUND
Operations:                                 1999        1998           1999              1998          1999           1998

  Net investment income                     $3,088,037  $  2,251,161   $   105,875       $    106,292   $14,236,584    $12,280,579

   Net realized gain (loss) on
   investments                                       -             -             -                 -     (8,092,995)       159,188

  Net change in unrealized appreciation
   or depreciation on investments                    -             -       (49,993)            21,682    (4,261,091)       (85,864)
                                            -----------   -----------    ---------        -----------   -----------    -----------
   Change in net assets from
    operations                                3,088,037     2,251,161       55,882            127,974     1,882,498     12,353,903
                                            -----------   -----------    ---------        -----------   -----------    -----------


Distributions to shareholders:

  From net investment income                 (3,088,037)   (2,251,161)           -                  -   (14,083,486)   (12,272,877)

  From realized gains on investments                  -             -            -                  -        (3,484)      (155,703)
                                            -----------   -----------    ---------        -----------   -----------    -----------
   Change in net assets from
    distributions                            (3,088,037)   (2,251,161)           -                  -   (14,086,970)   (12,428,580)
                                            -----------   -----------    ---------        -----------    ----------    -----------
Class Z Share transactions (note 5):

  Proceeds from sale of shares               57,336,829    45,266,763        9,354              7,253    28,132,898     30,878,732

  Net asset value of shares issued in
   reinvestment of distributions              3,095,292     2,249,737            -                  -    14,086,970     12,428,580
                                            -----------   -----------    ---------        -----------   -----------    -----------
                                             60,432,121    47,516,500        9,354              7,253    42,219,868     43,307,312

  Cost of shares repurchased                (34,202,634)  (32,270,164)           -                  -    (7,811,320     (3,791,053)
                                            -----------   -----------    ---------        -----------   -----------    -----------
   Change in net assets derived from
    capital share transactions               26,229,487    15,246,336        9,354              7,253    34,408,548     39,516,259
                                            -----------   -----------    ---------        -----------   -----------    -----------
Increase in net assets                       26,229,487    15,246,336       65,236            135,227    22,204,076     39,441,582

Net assets:

  Beginning of year                          56,416,488    41,170,152    1,835,904          1,700,677   228,281,150    188,839,568
                                            -----------   -----------   ----------        -----------   -----------    -----------
  End of year                               $82,645,975   $56,416,488   $1,901,140         $1,835,904  $250,485,226   $228,281,150
                                            ===========   ===========   ==========        ===========   ===========    ===========

Undistributed net investment
  income included in net assets                    -              -              -                  -      $223,139        $70,041
                                            ===========   ===========   ==========        ===========   ===========    ===========

See accompanying notes to financial statements.


                                         ULTRA SERIES FUND
                                Statements of Changes in Net Assets (Continued)
                                  Years Ended December 31, 1999 and 1998

                                                                         GROWTH AND INCOME               CAPITAL APPRECIATION
                                              BALANCED FUND                 STOCK FUND                       STOCK FUND
Operations:                                 1999          1998         1999               1998           1999         1998

  Net investment income                     $ 15,028,471   $12,088,130   $    9,804,224      $8,354,361   $   722,710 $  1,650,475

  Net realized gain (loss) on
   investments                                18,937,774    (2,476,442)      64,716,812      34,291,135    73,587,448   15,075,685

  Net change in unrealized appreciation
   or depreciation on investments             37,197,027    38,583,512       81,136,793      73,755,119    91,564,086   86,357,794
                                             -----------    -----------     ------------   ------------   -----------  -----------
   Change in net assets from
    operations                                71,163,272    48,195,200      155,657,829     116,400,615   165,874,244  103,083,954
                                             -----------    -----------     ------------   ------------   -----------  -----------
Distributions to shareholders:

  From net investment income                 (14,771,068)  (12,093,642)      (9,615,791)    (8,355,956)      (654,910)  (1,663,199)

  From realized gains on investments         (13,330,805)      (19,797)     (64,716,574)   (30,527,402)   (64,764,832) (14,650,506)
                                             -----------   -----------     ------------    -----------   -----------  -----------

   Change in net assets from
    distributions                           (28,101,873)   (12,113,439)     (74,332,365)   (38,883,358)   (65,419,742) (16,313,705)
                                             -----------   -----------     ------------   ------------   -----------  -----------
Class Z Share transactions (note 5):

  Proceeds from sale of shares            91,071,831        98,736,778      127,024,727     138,687,461    61,727,019   74,042,102

  Net asset value of shares issued in
   reinvestment of distributions          28,101,873        12,113,439       74,332,365      38,883,358    65,419,742   16,313,705
                                         -----------       -----------     ------------     -----------   -----------  -----------
                                         119,173,704       110,850,217      201,357,092     177,570,819   127,146,761   90,355,807

  Cost of shares repurchased              (9,091,748)       (6,743,348)     (17,526,082)    (12,049,887)  (18,840,534)  (2,947,225)
                                         -----------       -----------     ------------    ------------   -----------  -----------
   Change in net assets derived from
    capital share transactions           110,081,956       104,106,869      183,831,010     165,520,932   108,306,227   87,408,582
                                         -----------       -----------     ------------   -------------   -----------  -----------
Increase (decrease) in net assets        153,143,355       140,188,630      265,156,474     243,038,189   208,760,729  174,178,831

Net assets:

  Beginning of year                      449,992,342       309,803,712      833,173,622     590,135,433   630,373,066  456,194,235
                                         -----------       -----------     ------------    ------------   -----------  -----------
  End of year                           $603,135,697      $449,992,342   $1,098,330,096    $833,173,622  $839,133,795  630,373,066
                                         ===========       ===========    =============    ============   ===========  ===========


Undistributed net investment
  income included in net assets             $284,896           $27,494         $188,433               -       $67,799            -
                                         ===========       ===========      ===========    ============   ===========  ===========

See accompanying notes to financial statements.


                                         ULTRA SERIES FUND
                                Statements of Changes in Net Assets (Continued)
                                  Years Ended December 31, 1999 and 1998

                                        MID-CAP STOCK FUND*
Operations:                               1999

  Net investment income                 $     51,863

  Net realized gain (loss) on
   investments                               481,164

  Net change in unrealized appreciation
   or depreciation on investments          2,352,878
                                         -----------
   Change in net assets from
    operations                             2,885,905
                                         -----------
Distributions to shareholders:

  From net investment income                 (43,023)

    From realized gains on investments      (456,416)
                                         -----------
   Change in net assets from
    distributions                           (499,439)
                                         -----------
Class Z Share transactions (note 5):

  Proceeds from sale of shares            23,763,821

  Net asset value of shares issued in
   reinvestment of distributions             499,439
                                         -----------
                                          24,263,260

  Cost of shares repurchased                (170,298)
                                         -----------
   Change in net assets derived from
    capital share transactions            24,092,962
                                         -----------
Increase (decrease) in net assets         26,479,428

Net assets:

  Beginning of year                                -
                                         -----------
  End of year                            $26,479,428
                                         ===========
Undistributed net investment
  income included in net assets         $      8,840
                                         ===========

*Commenced operations May 1, 1999.

See accompanying notes to financial statements.


                                  MONEY MARKET FUND
                                 Financial Highlights
                                Year Ended December 31

(For a share outstanding throughout the period):    1999           1998         1997          1996          1995

Net Asset Value, Beginning of Period                  $1.00          $1.00        $1.00         $1.00         $1.00
                                                    -------        -------      -------       -------       -------

  Income from Investment Operations

   Net Investment Income***                            0.05           0.05         0.05          0.05          0.05
                                                    ----------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income           (0.05)         (0.05)       (0.05)        (0.05)        (0.05)
                                                    ----------------------------------------------------------------

Net Asset Value, End of Period                        $1.00          $1.00        $1.00         $1.00         $1.00
====================================================================================================================
Total Return*                                          4.69%          5.00%        5.01%         4.72%         5.21%
====================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)            $82,646        $56,416      $41,170       $21,011       $11,374

Ratio of Expenses to Average Net Assets**              0.45%          0.45%        0.50%         0.65%         0.65%

Ratio of Net Investment Income to Average
  Net Assets                                           4.72%          4.99%         5.05%        4.74%         5.17%

====================================================================================================================

For the Money Market Fund, the "seven-day average" yield for the seven days ended December 31, 1999, was 5.24% and the "effective" yield for that period was 5.38%(unaudited).

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

   **During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance
     Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.51%, 0.67% and 0.73% for 1997, 1996 and 1995, respectively.

***Based on average shares outstanding during year.

See accompanying notes to financial statements.


                                  TREASURY 2000 FUND
                                 Financial Highlights
                                Year Ended December 31

(For a share outstanding throughout the period)  1999            1998        1997          1996         1995

Net Asset Value, Beginning of Period             $   9.93           9.24     $   8.64      $   8.47     $    7.00
                                                  -------         ------      -------       -------      --------

  Income from Investment Operations

   Net Investment Income**                           0.57           0.58         0.58          0.58          0.58

   Net Realized and Unrealized Gain (Loss)
    on Investments                                  (0.27)          0.11         0.02          0.41)         0.89
                                                  -------         ------      -------       -------      --------

  Total from Investment Operations                   0.30           0.69         0.60          0.17          1.47
                                         ------------------------------------------------------------------------
  Distributions

   Distributions from Net Investment Income             -              -            -             -             -

   Distributions from Realized Capital Gains            -              -            -             -             -
                                                  -------         ------      -------       -------      --------

  Total Distributions                                   -              -            -             -             -
                                         ------------------------------------------------------------------------

Net Asset Value, End of Period                     $10.23          $9.93        $9.24        $ 8.64        $ 8.47
=================================================================================================================
Total Return*                                        3.04%          7.52%        6.85%         2.10%        20.99%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)           $1,901          1,836       $1,701        $1,585        $1,545

Ratio of Expenses to Average Net Assets              0.45%          0.45%        0.45%         0.45%         0.45%

Ratio of Net Investment Income to Average
  Net Assets                                         5.70%          6.01%        6.56%         7.03%         7.40%

====================================================================================================================================

  *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

 **Based on average shares outstanding during year.

 See accompanying notes to financial statements.


                                     BOND FUND
                                 Financial Highlights
                                Year Ended December 31

(For a share outstanding throughout the period): 1999           1998         1997          1996         1995

Net Asset Value, Beginning of Period             $  10.57       $  10.54     $  10.33      $  10.63     $    9.67
                                                  -------         ------      -------       -------       -------
  Income from Investment Operations

   Net Investment Income***                          0.62           0.63         0.54          0.65          0.60

   Net Realized and Unrealized Gain (Loss)
    on Investments                                  (0.54)          0.02         0.20          0.28)         0.96
                                                  -------         ------      -------       -------       -------
  Total from Investment Operations                   0.08           0.65         0.74          0.37          1.56
                                           ----------------------------------------------------------------------
  Distributions

   Distributions from Net Investment Income         (0.60)         (0.62)       (0.51)        (0.64)        (0.59)

   Distributions from Realized Capital Gains        (0.00)         (0.00)       (0.02)        (0.03)        (0.01)
                                                  -------        -------      -------       -------       -------
  Total Distributions                               (0.60)         (0.62)       (0.53)        (0.67)        (0.60)
                                           ----------------------------------------------------------------------
Net Asset Value, End of Period                   $  10.05       $  10.57     $  10.54      $  10.33     $   10.63
=================================================================================================================
Total Return*                                        0.73%          6.18%        7.45%         2.86%        16.37%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)         $250,485       $228,281    $188,840        $26,572       $13,725

Ratio of Expenses to Average Net Assets**            0.55%          0.55%        0.56%         0.65%         0.65%

Ratio of Net Investment Income to Average
  Net Assets                                         5.92%          5.94%        6.50%         6.25%         6.08%

Portfolio Turnover Rate                            713.52%        142.98%       30.71%        25.67%        14.74%
=================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

   **During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance
     Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.57%, 0.67% and 0.68% for 1997, 1996 and 1995, respectively.

  ***Based on average shares outstanding during year.

See accompanying notes to financial statements.


                                    BALANCED FUND
                                 Financial Highlights
                                Year Ended December 31

(For a share outstanding throughout the period): 1999           1998         1997          1996         1995

Net Asset Value, Beginning of Period             $  18.74       $  17.02     $  15.29      $  14.63     $   12.90
                                                   ------          ------       -----        ------        ------
  Income from Investment Operations

   Net Investment Income***                          0.56           0.57         0.62          0.58          0.55

   Net Realized and Unrealized Gain (Loss)
    on Investments                                   2.14           1.72         1.93          0.98          2.29
                                                   ------         ------        -----        ------        ------

  Total from Investment Operations                   2.70            2.29        2.55          1.56          2.84
                                           ----------------------------------------------------------------------
  Distributions

   Distributions from Net Investment Income         (0.53)         (0.57)       (0.63)        (0.58)        (0.55)

   Distributions from Realized Capital Gains        (0.47)             -        (0.19)        (0.32)        (0.56)
                                                   ------         ------       ------        ------        ------

  Total Distributions                               (1.00)         (0.57)       (0.82)        (0.90)        (1.11)
                                           ----------------------------------------------------------------------
Net Asset Value, End of Period                     $20.44         $18.74       $17.02        $15.29        $14.63
=================================================================================================================
Total Return*                                       14.49%         13.40%       16.87%        10.79%        22.27%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)         $603,136       $449,992     $309,804      $194,725      $110,969

Ratio of Expenses to Average Net Assets**            0.70%          0.70%        0.68%         0.65%         0.65%

Ratio of Net Investment Income to Average
  Net Assets                                         2.83%          3.20%        3.81%         3.91%         4.03%

Portfolio Turnover Rate                            269.00%         78.71%       21.15%        33.48%        36.68%

=================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

   **During the periods shown,  prior to May 1, 1997, CUNA Mutual Life Insurance
     Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.69%, 0.65% and 0.68% for 1997, 1996 and 1995, respectively.

  ***Based on average shares outstanding during year.

See accompanying notes to financial statements.


                                GROWTH AND INCOME STOCK FUND
                                  Financial Highlights
                                  Year Ended December 31

(For a share outstanding throughout the period): 1999           1998         1997          1996         1995

Net Asset Value, Beginning of Period               $30.56         $27.20       $21.32        $18.20        $15.06
                                                   ------         ------       ------        ------        ------

Income from Investment Operations

Net Investment Income***                             0.34           0.34         0.31          0.34          0.37

Net Realized and Unrealized Gain (Loss)
on Investments                                       5.12           4.52         6.36          3.93          4.37
                                                   ------         ------       ------        ------        ------

Total from Investment Operations                     5.46           4.86         6.67          4.27          4.74
                                           ----------------------------------------------------------------------
  Distributions

   Distributions from Net Investment Income         (0.32)         (0.34)       (0.32)        (0.34)        (0.37)

   Distributions from Realized Capital Gains        (2.12)         (1.16)       (0.47)        (0.81)        (1.23)
                                                   ------         ------       ------        ------        ------

  Total Distributions                               (2.44)         (1.50)       (0.79)        (1.15)        (1.60)
                                           ----------------------------------------------------------------------

Net Asset Value, End of Period                     $33.58          30.56       $27.20        $21.32        $18.20
=================================================================================================================
Total Return*                                       17.95%         17.92%       31.42%        22.02%        31.75%
=================================================================================================================

Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)       $1,098,330       $833,174     $590,135      $232,841      $102,138

Ratio of Expenses to Average Net Assets**            0.60%          0.60%        0.61%         0.65%         0.65%

Ratio of Net Investment Income to Average
  Net Assets                                         0.99%          1.17%        1.39%         1.78%         2.28%

Portfolio Turnover Rate                             20.13%         17.69%       20.39%        40.55%        57.80%

=================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

   **During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance
     Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.61%, 0.65% and 0.69% for 1997, 1996 and 1995, respectively.

  ***Based on average shares outstanding during year.

See accompanying notes to financial statements.


                                CAPITAL APPRECIATION STOCK FUND
                                   Financial Highlights
                                  Year Ended December 31

(For a share outstanding throughout the period): 1999           1998         1997          1996         1995

Net Asset Value, Beginning of Period               $22.19         $18.85       $14.60        $12.51         $9.97
                                                   ------         ------       ------        ------        ------
  Income from Investment Operations

   Net Investment Income***                          0.02           0.06         0.07          0.13          0.14

   Net Realized and Unrealized Gain (Loss)
    on Investments                                   5.55           3.87         4.52          2.55          2.91
                                                   ------         ------       ------        ------        ------

  Total from Investment Operations                   5.57              3.93      4.59          2.68          3.05
                                          -----------------------------------------------------------------------

  Distributions

   Distributions from Net Investment Income         (0.02)         (0.06)       (0.07)        (0.13)        (0.14)

   Distributions from Realized Capital Gains        (2.15)         (0.53)       (0.27)        (0.46)        (0.37)
                                                    ------         ------       ------        ------        ------
  Total Distributions                               (2.17)         (0.59)       (0.34)        (0.59)        (0.51)
                                          -----------------------------------------------------------------------
Net Asset Value, End of Period                     $25.59         $22.19       $18.85        $14.60        $12.51
=================================================================================================================
Total Return*                                       25.19%         20.90%       31.57%        21.44%        30.75%
=================================================================================================================
Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)         $839,134       $630,373     $456,194       $98,674       $38,117

Ratio of Expenses to Average Net Assets**            0.80%          0.80%        0.82%         0.65%         0.65%

Ratio of Net Investment Income to Average
  Net Assets                                         0.10%          0.31%        0.70%         0.96%         1.37%

Portfolio Turnover Rate                             38.38%         18.67%       17.06%        49.77%        61.32%
=================================================================================================================

    *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

   **During the periods shown, prior to May 1, 1997, CUNA Mutual Life Insurance
     Company and its affiliates absorbed certain expenses under the terms of an Expense Reimbursement Agreement between the Ultra Series Fund and CUNA Mutual Life Insurance Company. If the Expense Reimbursement Agreement had not been in effect and if the full expenses allowable under the Investment Advisory Agreement between the Ultra Series Fund and the Investment Adviser had been charged, the resulting ratio of expenses to average net assets would have been 0.83%, 0.66% and 0.75% for 1997, 1996 and 1995, respectively.

  ***Based on average shares outstanding during year.

See accompanying notes to financial statements.

                                  MID-CAP STOCK FUND
                                 Financial Highlights
                                Period Ended December 31

(For a share outstanding throughout the period)  1999(1)

Net Asset Value, Beginning of Period             $10.00
                                                 ------

  Income from Investment Operations

   Net Investment Income****                       0.03

   Net Realized and Unrealized Gain (Loss)
    on Investments                                 1.34
                                                 ------

  Total from Investment Operations                 1.37
                                         -------------------------
  Distributions

   Distributions from Net Investment Income       (0.02)

   Distributions from Realized Capital Gains      (0.20)
                                                 ------

  Total Distributions                             (0.22)
                                         -------------------------

Net Asset Value, End of Period                   $11.15
==================================================================
Total Return*                                     13.68%**
==================================================================
Ratio/Supplemental Data

Net Assets, End of Period (000s Omitted)        $26,479

Ratio of Expenses to Average Net Assets            1.00%***

Ratio of Net Investment Income to Average
  Net Assets                                       0.39%***

Portfolio Turnover Rate                           35.55%
==================================================================

      *These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted.

     **Not annualized.

    ***Annualized.

   ****Based on average shares outstanding during period.

(1) Commenced operations May 1, 1999.

See accompanying notes to financial statements.

ULTRA SERIES FUND
                          Notes to Financial Statements

(1)  Description of the Fund

     The Ultra Series Fund (the "Fund"), a Massachusetts Business Trust, is registered under the Investment Company Act of 1940 (the "1940 Act"), as amended, as a diversified, open-end management investment company. The Fund is a series fund with seven investment portfolios (the "funds"), each with different investment objectives and policies and each having available two separate classes of common stock with a par value of $.01 per share. Fund shares are sold and redeemed at a price equal to the shares' net asset value. The assets of each fund are held separate from the assets of the other funds. The Mid-Cap Stock Fund commenced operations May 1, 1999. On or within 12 months prior to the portfolio maturity date, the securities of the Treasury 2000 Fund will be liquidated. Once the Treasury 2000 Fund has liquidated its portfolio, additional Stripped Treasury Securities with a portfolio maturity date selected at that time may be purchased and the Fund may continue, with liquidation and subsequent refunding occurring from time to time.

     Effective May 1, 1997, the shares of each fund were divided into Class Z and Class C Shares. Class Z Shares are offered to all insurance company separate accounts issued by, and all qualified retirement plans sponsored by, CUNA Mutual Life Insurance Company or its affiliates ("CUNA Mutual Life"). Class C Shares are offered to separate accounts of insurance companies other than CUNA Mutual Life, and to qualified retirement plans of companies not affiliated with the Fund or CUNA Mutual Life. Both classes of shares are identical in all respects except that: Class C Shares may be subject to a distribution fee (note 4); each class will have exclusive voting rights with respect to matters that affect just that class; and each class will bear a different name or designation. All income earned and expenses incurred by the Fund are borne on a pro-rata basis by each outstanding share of each class based on the daily net asset value of shares of that class. As of December 31, 1999, no Class C Shares have been issued.

(2)  Significant Accounting Policies

     (a) Valuation of Investment Securities

         Portfolio securities for which market quotations are readily available are valued at current market value. If market quotations or valuations are not available, or if such quotations or valuations are believed to be inaccurate, unreliable or not reflective of market value, portfolio securities are valued according to procedures adopted by the funds' board of trustees in good faith at fair value.

         Pricing services value domestic and foreign equity securities (and occasionally fixed-income securities) traded on a securities exchange or Nasdaq at the last reported sale price, up to the time of valuation. If there are no reported sales of a security on the valuation date, it is valued at the mean between the published bid and asked prices reported by the exchange or Nasdaq. If there are no sales and no published bid and asked quotations for a security on the valuation date or the security is not traded on an exchange or Nasdaq, the pricing service may obtain market quotations directly from broker-dealers.

         Fixed-income securities are valued at prices obtained from a pricing service, when such prices are available. In circumstances where prices are not available from the fund's pricing service, securities may be valued using market quotations obtained from one or more dealers or a quotation system. Short-term securities with maturities of 60 days or less and the Money Market Fund securities are valued at amortized cost, which approximates market value.

     (b) Share Valuation and Dividends to Shareholders

         The net asset value of the shares of each fund is determined daily based on the valuation of the net assets of the funds divided by the number of shares of the fund outstanding. Expenses, including the investment advisory, advisory/administrative, and distribution fees (note 4), are accrued daily and reduce the net asset value per share.

         Dividends on the Money Market Fund are declared and reinvested daily in additional full and fractional shares of the Money Market Fund. Dividends of net investment income from the Mid-Cap Stock Fund, Capital Appreciation Stock Fund, Growth and Income Stock Fund, Bond Fund, and Balanced Fund are declared and reinvested quarterly in additional full and fractional shares of the respective funds. Distributions of net realized capital gains of these funds, if any, will be declared and reinvested at least annually. The Treasury 2000 Fund will utilize an annual consent dividend procedure which provides the fund with the deduction for dividends constructively paid to shareholders.

     (c) Federal Income Taxes

         Each fund intends to distribute all of its taxable income and to comply with the other requirements of the Internal Revenue Code applicable to regulated investment companies. Accordingly, no provision for income or excise taxes is required.

         Generally  accepted   accounting   principals  require  that  permanent
         financial reporting and tax differences be reclassified in the capital accounts.

         For federal income tax purposes, at December 31, 1998, the Balanced fund had a capital loss carryover of $2,476,442 that was offset by capital gains in 1999. At December 31, 1999, the Bond Fund had a capital loss carryover of $7,838,884 that will expire in the year 2007 if not offset by subsequent capital gains. To the extent the Bond Fund realizes future net capital gains, taxable distributions will be reduced by any unused capital loss carryover.

     (d) Security Transactions and Investment Income

         Security transactions are recorded on the trade date. Realized gains and losses from security transactions are reported on the identified cost basis. Interest, including amortization of premium and discount, is accrued daily and dividend income is recorded on the ex-dividend date.

     (e) Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3)  Purchase and Sales of Investment Securities

     The cost of securities purchased and the proceeds from securities sold (including maturities, excluding short-term) for each fund during the year ended December 31, 1999, were as follows:

                                             U.S. Government Securities        Other Investment Securities
                                            Purchases            Sales         Purchases           Sales
     Bond                              $1,030,877,899      $1,051,193,309   $635,645,166      $584,851,515
     Balanced                             778,554,812         725,040,919    663,094,171       640,791,920
     Growth and Income Stock                        0                   0    310,188,724       193,744,371
     Capital Appreciation Stock                     0                   0    306,070,627       266,165,035
     Mid-Cap Stock                                  0                   0     30,154,053         6,928,419

(4)  Transactions with Affiliates

     Fees and Expenses

     The Fund has entered into an investment advisory agreement with CIMCO Inc. (the "Investment Adviser"), an affiliated company. The fees under the agreement, paid monthly, are calculated as a percentage of the average daily net assets for each fund at the following annual rates:

              Money Market                           0.45%
              Treasury 2000                          0.45%
              Bond                                   0.55%
              Balanced                               0.70%
              Growth and Income Stock                0.60%
              Capital Appreciation Stock             0.80%
              Mid-Cap Stock                          1.00%

     Under this unified fee structure, the Investment Adviser is responsible for providing or obtaining services and paying certain expenses including custodian fees, transfer agent fees, pricing costs, and accounting and legal fees as indicated in the investment advisory agreement.

     The Investment Advisor has entered into a Subadvisor Agreement for the management of a portion of the investments in the Mid-Cap Stock Fund. The Investment Advisor is solely responsible for the payment of all fees to the Subadvisor. The Subadvisor for this Fund is Heartland Advisors, Inc.

     In addition to the unified investment advisory fee and Subadvisor Agreement, each fund also pays certain expenses including trustees fees, brokerage commissions, interest expense, audit fees, and other extraordinary expenses.

     All capital shares outstanding at December 31, 1999, are owned by separate investment accounts of CUNA Mutual Life.

     Certain officers and trustees of the Fund are also officers of CUNA Mutual Life or CIMCO Inc. During the year ended December 31, 1999, the Fund made no direct payments to its officers and paid trustees' fees of approximately $15,830 to its unaffiliated trustees.

     Distribution Plan

     All shares are distributed through CUNA Brokerage Service, Inc. ("CBSI"), an affiliated company, or other registered broker-dealers authorized by CBSI. Class C Shares may also be subject to an asset-based distribution fee pursuant to Rule 12b-1 under the 1940 Act, equal to not more than 0.25%, on an annual basis, of the average value of the daily net assets of each series of the Fund attributable to Class C Shares on an annual basis.

(5)  Share Activity

     Transactions in Class Z Shares of each fund for the years ended December 31, 1999 and 1998, were as follows:

                                  Money        Treasury                                     Growth and       Capital        Mid-Cap
                                 Market          2000           Bond          Balanced     Income Stock   Appreciation       Stock
                                  Fund           Fund           Fund            Fund           Fund        Stock Fund        Fund*
Shares outstanding at

     December 31, 1997        41,170,152        184,138      17,909,312     18,199,350     21,692,803      24,200,359
Shares sold                   45,266,764            732       2,875,932      5,517,500      4,697,780       3,603,822
Reinvestment dividend shares   2,249,736             --       1,167,465        676,936      1,286,801         750,154
Shares repurchased           (32,270,164)            --        (353,989)      (375,123)      (413,009)       (142,237)
                              ----------       --------      ----------     ----------     ----------      ----------
Shares outstanding at

     December 31, 1998        56,416,488        184,870      21,598,720     24,018,663     27,264,375      28,412,098            --
                              ----------       --------      ----------     ----------     ----------      ----------     ---------
Shares sold                   57,336,829            916       2,689,111      4,567,002      3,735,034       2,570,088     2,349,783
Reinvestment dividend shares   3,095,292             --       1,378,627      1,376,385      2,218,655       2,576,478        42,297
Shares repurchased           (34,202,634)            --        (743,228)      (452,501)      (507,934)       (767,172)      (16,297)
                              ----------       --------      ----------     ----------     ----------      ----------     ---------
Shares outstanding at

     December 31, 1999        82,645,975        185,786      24,923,230     29,509,549     32,710,130      32,791,492     2,375,783
                              ==========       ========      ==========     ==========     ==========      ==========     =========

*Commenced operations May 1, 1999

ULTRA SERIES FUND

                        Report of Independent Accountants

To the Board of Trustees and Shareholders
Ultra Series Fund, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Money Market Fund, Treasury 2000 Fund, Bond Fund, Balanced Fund, Growth and Income Stock Fund, Capital Appreciation Stock Fund and Mid-Cap Stock Fund (constituting the Ultra Series Fund, Inc., hereafter referred to as the "Fund") at December 31, 1999, the results of each of their operations, the changes in each of their net assets and the financial highlights for the year then ended (since commencement of operations May 1, 1999 for the Mid-Cap Stock Fund), in conformity accounting principles generally accepted in the United States. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 1999 by correspondence with the custodian and brokers, provides a reasonable basis for the opinion expressed above. The financial statements of the Fund for the year ended December 31, 1998, including the financial highlights for each of the four years in the period then ended, were audited by other independent accountants whose report dated February 5, 1999 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

February 11, 2000

                          Independent Auditors' Report

The Board of Trustees and Shareholders
Ultra Series Fund:

We have audited the statements of changes in net assets of Money Market Fund, Treasury 2000 Fund, Bond Fund, Balanced Fund, Growth and Income Stock Fund, and Capital Appreciation Stock Fund (funds within Ultra Series Fund) for the year ended December 31, 1998 and the financial highlights for each of the years in the four-year period ended December 31, 1998. These financial statements and the financial highlights are the responsibility of the funds' management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the changes in net assets of Money Market Fund, Treasury 2000 Fund, Bond Fund, Balanced Fund, Growth and Income Stock Fund, and Capital Appreciation Stock Fund for the year ended December 31, 1998 and their financial highlights for each of the years in the four-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP
Minneapolis, Minnesota
February 5, 1999

                                     PART C

                                OTHER INFORMATION

Item 23.  Exhibits:

(a) Amended and Restated Declaration of Trust. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

(b)  Amended  and  Restated   Bylaws.   Incorporated   herein  by  reference  to
     post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

(c)  Not Applicable.

(d)  1.  Management  Agreement  effective  May 1, 1997.  Incorporated  herein by
         reference  to  post-effective   amendment  number  19  to  this  Form
         N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

     2. Amendment No. 1 to Management Agreement effective May 1, 1999. Incorporated herein by reference to post-effective amendment number 23 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on April 23, 1999.

     3. Investment Sub-Advisory Agreement Between CIMCO Inc. and Wellington Management Company LLP effective February 17, 2000.

     4. Servicing Agreement between CIMCO Inc. and CUNA Mutual Insurance Society effective May 1, 1997. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     5. Servicing Agreement between CUNA Mutual Life Insurance Company and CIMCO Inc. effective May 1, 1997. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

(e) Distribution Agreement between Ultra Series Fund and CUNA Brokerage Services, Inc. effective December 29, 1993. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

(f)  N/A

(g)  1.   Mutual Fund Custody Agreement between Ultra Series Fund and State
          Street Bank and Trust Company effective April 30, 1997. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     2. Amendment No. 1 to Mutual Fund Custody Agreement effective May 1, 1999. Incorporated herein by reference to post-effective amendment number 23 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on April 23, 1999.

(h)  1.   Participation Agreement between Ultra Series Fund and CUNA Mutual Life
          Insurance Company Pension Plan for Home Office Employees. Incorporated herein by reference to post-effective amendment number
          22 to this Form N-1A registration statement (File No. 2-87775)filed with the Commission on February 12, 1999.

     2. Participation Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company Pension Plan for Agents. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     3. Participation Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company 401(k)/Thrift Plan for Home Office Employees. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     4. Participation Agreement between Ultra Series Fund and CUNA Mutual Life Insurance Company 401(k)/Thrift Plan for Agents. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     5. Participation Agreement between Ultra Series Fund and CUNA Mutual Pension Plan. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     6. Participation Agreement between Ultra Series Fund and CUNA Mutual Savings Plan. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

     7. Participation Agreement between Ultra Series Fund and CUNA Mutual Thrift Plan. Incorporated herein by reference to post-effective amendment number 22 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 12, 1999.

(i) Opinion of Counsel. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

(j)  (1)  Consent of PricewaterhouseCoopers LLP.
(j)  (2)  Consent of KPMG LLP.

(k)  Not Applicable.

(l)  Not Applicable.

(m)  1.   Plan of Distribution dated May 1, 1997. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

     2. Supplement No. 1 to Distrubution Plan effective May 1, 1999. Incorporated herein by reference to post-effective amendment number 23 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on April 23, 1999.

(n)  Financial Data Schedules.

(o) Multi-Class Plans. Incorporated herein by reference to post-effective amendment number 19 to this Form N-1A registration statement (File No. 2-87775) filed with the Commission on February 28, 1997.

(p)  Ultra Series Fund's Code of Ethics.
     CIMCO Inc.'s (Investment Adviser) Code of Ethics.
     CUNA Brokerage Services, Inc.'s (Principal Underwriter) Code of Ethics

Other Exhibits

     Powers of Attorney

Item 24.  Persons Controlled by or Under Common Control with the Fund

Class Z shares of the Ultra Series Fund are currently sold to separate accounts of CUNA Mutual Life Insurance Company, CUNA Mutual Insurance Society, or their affiliates, and to their qualified retirement plans.

Class C shares of the Ultra Series Fund are offered to separate accounts of insurance companies other than CUNA Mutual Life Insurance Company, CUNA Mutual Insurance Society, or their affiliates, and to qualified retirement plans of companies not affiliated with the Fund, CUNA Mutual Life Insurance Company, CUNA Mutual Insurance Society, or their affiliates. Currently, there are no Class C shares outstanding.

CUNA Mutual Life Insurance Company is a mutual life insurance company and therefore is controlled by its contractowners. Various companies and other entities are controlled by CUNA Mutual Life Insurance Company and various companies may be considered to be under common control with CUNA Mutual Life Insurance Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in the following organization charts. In addition, by virtue of an Agreement of Permanent Affiliation with CUNA Mutual Insurance Society ("CUNA Mutual"), the Ultra Series Fund could be considered to be an affiliated person or an affiliated person of an affiliated person of CUNA Mutual. Likewise, CUNA Mutual and its affiliates, together with the identity of their controlling persons (where applicable), are set forth on the following organization charts.

See organization charts on the following pages.

                          CUNA Mutual Insurance Society
                  ORGANIZATIONAL CHART AS OF February 10, 2000

CUNA Mutual Insurance Society
Business: Life, Health & Disability Insurance

May 20, 1935*
State of domicile: Wisconsin

CUNA Mutual Insurance Society, either directly or indirectly is the controlling company of the following wholly-owned subsidiaries:

         1.   CUNA Mutual Investment Corporation
              Business: Holding Company
              September 15, 1972*
              State of domicile: Wisconsin

CUNA Mutual Investment Corporation is the owner of the following subsidiaries:

              a.  CUMIS Insurance Society, Inc.
                  Business: Corporate Property/Casualty Insurance
                  May 23, 1960*
                  State of domicile: Wisconsin

              CUMIS Insurance Society, Inc. is the 100% owner of the following subsidiary:

                  (1)     Credit Union Mutual Insurance Society New Zealand Ltd.
                          Business: Fidelity Bond Coverage
                          November l, 1990*
                          State of domicile: Wisconsin

              b.  CUNA Brokerage Services, Inc.
                  Business: Brokerage
                  July 19, 1985*
                  State of domicile: Wisconsin

              c.  CUNA Mutual General Agency of Texas, Inc.
                  Business: Managing General Agent
                  August 14, 1991*
                  State of domicile: Texas

              d.  MEMBERS Life Insurance Company
                  Business: Credit Disability/Life/Health
                  February 27, 1976*
                  State of domicile: Wisconsin
                  Formerly CUMIS Life & CUDIS

              e.  International Commons, Inc.
                  Business: Special Events
                  January 13, 1981*
                  State of domicile: Wisconsin

              f.  CUNA Mortgage Corporation
                  Business: Mortgage Servicing
                  November 20, 1978*
                  State of domicile: Wisconsin

              g.  CUNA Mutual Insurance Agency, Inc.
                  Business: Leasing/Brokerage
                  March 1, 1974*
                  State of domicile: Wisconsin
                  Formerly CMCI Corporation

              h.  Stewart Associates Incorporated
                  Business:  Credit Insurance
                  March 6, 1998
                  State of domicile:  Wisconsin

CUNA Mutual Insurance Agency, Inc. is the 100% owner of the following subsidiaries:

(1)      CM Field Services, Inc.
         Business: Serves Agency Field Staff
         January 26,1994*
         State of domicile: Wisconsin

(2)      CUNA Mutual Insurance Agency of Alabama, Inc.
         Business: Property & Casualty Agency
         May 27, 1993*
         State of domicile: Alabama

(3)      CUNA Mutual Insurance Agency of New Mexico, Inc.
         Business: Brokerage of Corporate & Personal Lines
         June 10, 1993*
         State of domicile: New Mexico

(4)      CUNA Mutual Insurance Agency of Hawaii, Inc.
         Business: Property & Casualty Agency
         June 10, 1993*
         State of domicile: Hawaii

(5)      CUNA Mutual Casualty Insurance Agency of Mississippi, Inc.
         Business: Property & Casualty Agency
         June 24, 1993 *
         State of domicile: Mississippi

(6)      CUNA Mutual Insurance Agency of Kentucky, Inc.
         Business: Brokerage of Corporate & Personal Lines
         October 5, 1994*
         State of domicile: Kentucky

(7)      CUNA Mutual Insurance Agency of Massachusetts, Inc.
         Business: Brokerage of Corporate & Personal Lines
         January 27, 1995*
         State of domicile: Massachusetts

2.       C.U.I.B.S. Pty. Ltd.
         Business: Brokerage
         February 18,1981*
         Country of domicile: Australia

3.       CUNA Caribbean Insurance Society Limited
         Business:  Life and Health

         July 4, 1985*
         Country of domicile:  Trinidad and Tobago

4.       CUNA Mutual Group, Limited
         Business:  Brokerage
         May 27, 1998
         Country of domicile:  United Kingdom

* Dates shown are dates of acquisition, control or organization.

CUNA Mutual Insurance Society, either directly or through a wholly-owned subsidiary, has a partial ownership interest in the following:

1.       C. U. Family Insurance Services, Inc./Colorado
         50% ownership by CUNA Mutual Insurance Agency, Inc.
         50% ownership by Colleague Services Corporation
         September 1, 1981

2.       C. U. Insurance Services, Inc./Oregon
         50% ownership by CUNA Mutual Insurance Agency, Inc.
         50% ownership by Oregon Credit Union League
         December 27, 1989

3.       The CUMIS Group Limited
         63.3% ownership by CUNA Mutual Insurance Society (as of 12-31 -96)

4.       CIMCO Inc. (CIMCO)
         50% ownership by CUNA Mutual Investment Corporation
         50% ownership by CUNA Mutual Life Insurance Company
         January 1, 1992

5.       CUNA Mutual Insurance Agency of Ohio, Inc.
         1% of value owned by Michael Corcoran (CUNA Mutual Employee) subject to a voting trust agreement, Michael B. Kitchen as Voting Trustee.
         99% of value-owned by CUNA Mutual Insurance Agency, Inc. Due to Ohio regulations, CUNA Mutual Insurance Agency, Inc. holds no voting stock in this corporation.
         June 14, 1993

6.       SECURITY Management Company, Ltd. (Hungary)
         90% ownership by CUNA Mutual Insurance Society
         10% ownership by: Federation of Savings Cooperatives
         Savings Cooperative of Szoreg
         Savings Cooperative of Szekkutas
         (collectively called Hungarian Associates)
         September 5, 1992

7.       CMG Mortgage Insurance Company
         50% ownership by CUNA Mutual Investment Corporation 50% ownership by PMI Mortgage Insurance Co.
         April 14, 1994

8.       Cooperators Life Assurance Society Limited (Jamaica)
         CUNA Mutual Insurance Society owns 122,500 shares
         Jamaica Co-op Credit Union League owns 127,500 shares
         (NOTE: Awaiting authority to write business)
         May 10, 1990

9.       CU Interchange Group, Inc.
         Owned by CUNA Mutual Investment Corporation, CUNA Service Group and various state league organizations
         December 15, 1993 - CUNA Mutual Investment Corporation purchased 100 shares stock

10.      CMG Mortgage Reinsurance Company
         50% ownership by CUNA Mutual Investment Corporation
         50% ownership by PMI Insurance Company
         July 26, 1999

11.      Credit Union Service Corporation
         Owned by CUNA Mutual Investment Corporation, Credit Union National Association, Inc. and 18 state league organizations March 29, 1996 - CUNA Mutual Investment Corporation purchased 1,300,000 shares of stock

12.      finsure.australia limited
         50% ownership by CUNA Mutual Australia Holding Company Pty. Limited 50% ownership by CUSCAL
         October 15, 1999

Partnerships

1.       CM CUSO Limited Partnership, a Washington Partnership
         CUMIS Insurance Society, Inc. - General Partner
         Credit Unions in Washington - Limited Partners
         June 14, 1993

Limited Liability Companies

1.       "Sofia LTD." (Ukraine)
         99.96% CUNA Mutual Insurance Society
         .04% CUMIS Insurance Society, Inc.
         March 6, 1996

2.       'FORTRESS' (Ukraine)
         80% "Sofia LTD."
         19% The Ukrainian National Association of Savings and Credit Unions 1% Service Center by UNASCU
         September 25, 1996

Affiliated (Nonstock)

1.       MEMBERS Prime Club, Inc.
         August 8, 1978

2.       CUNA Mutual Group Foundation, Inc.
         July 5, 1967

3.       CUNA Mutual Life Insurance Company
         July 1, 1990

                       CUNA Mutual Life Insurance Company
                  ORGANIZATIONAL CHART AS OF DECEMBER 31, 1998

CUNA Mutual Life Insurance Company
An Iowa mutual life insurance company
Fiscal Year End: December 31

CUNA Mutual Life Insurance Company is the controlling company for the following subsidiaries:

1.       CIMCO Inc.
         An Iowa Business Act Corporation
         50% ownership by CUNA Mutual Life Insurance Company
         50% ownership by CUNA Mutual Investment Corporation

         CIMCO Inc. is the investment adviser of:
         Ultra Series Fund
         MEMBERS Mutual Funds

2.       Plan America Program, Inc.
         A Maine Business Act Corporation
         100% ownership by CUNA Mutual Life Insurance Company

3.       CMIA Wisconsin Inc.
         A Wisconsin Business Act Corporation
         100% ownership by CUNA Mutual Life Insurance Company

Item 25.  Indemnification

Each officer, Trustee or agent of the Ultra Series Fund shall be indemnified by the Ultra Series Fund to the full extent permitted under the General Laws of the State of Massachusetts and the Investment Company Act of 1940, as amended, except that such indemnity shall not protect any such person against any liability to the Ultra Series Fund or any shareholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct"). Indemnification shall be made when (1) a final decision on the merits is made by a court or other body before whom the proceeding was brought, that the person to be indemnified was not liable by reason of disabling conduct or, (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct, by (a) the vote of a majority of the quorum of Trustees who are not "interested persons" of the Ultra Series Fund as defined in Section 2(a)(19) of the Investment Company Act of 1940, or (b) an independent legal counsel in a written opinion. The Ultra Series Fund may, by vote of a majority of a quorum of Trustees who are not interested persons, advance attorneys' fees or other expenses incurred by officers, Trustees, Investment Advisers or principal underwriters, in defending a proceeding upon the undertaking by or on behalf of the person to be indemnified to repay the advance unless it is ultimately determined that he is entitled to indemnification. Such advance shall be subject to at least one of the following: (1) the person to be indemnified shall provide a security for his undertaking, (2) the Ultra Series Fund shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the disinterested non-party Trustees of the Ultra Series Fund, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the person to be indemnified ultimately will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 26.  Business and Other Connections of Investment Adviser

The Investment Adviser for the Ultra Series Fund is CIMCO Inc. See Part A MANAGEMENT OF THE ULTRA SERIES FUND, The Investment Adviser for a more complete description.

The officers and directors of the Investment Adviser are as follows:

NAME/ADDRESS             POSITION HELD

Michael S. Daubs           CIMCO Inc.
5910 Mineral Point Rd.     President
Madison, WI 53705          1982-Present
                           Director
                           1995-Present

                           CUNA Mutual Insurance Society
                           Chief Officer - Investment
                           1990-Present

                           CUNA Mutual Life Insurance Company
                           Chief Officer - Investment
                           1989-Present

Janice C. Doyle            CIMCO Inc.
5910 Mineral Point Rd.     Assistant Secretary
Madison, WI 53705          1995-Present

Lawrence R. Halverson      CIMCO Inc.
5910 Mineral Point Rd.     Senior Vice President and Secretary
Madison, WI 53705          1996-Present
                           Vice President and Secretary
                           1992-1996

                           CUNA Brokerage Services, Inc.
                           President
                           1996-1998

Joyce A. Harris            CIMCO Inc.
PO Box 7130                Director and Chair
Madison, WI  53707         1992 - Present

                           Telco Community Credit Union
                           President, Chief Executive Officer
                           1978- Present

James C. Hickman           CIMCO Inc.
975 University Avenue      Director
Madison, WI 53706          1992 - Present

                           University of Wisconsin
                           Professor
                           1972 - Present

Michael B. Kitchen         CIMCO Inc.
5910 Mineral Point Rd.     Director
Madison, WI 53705          1995 - Present

                           CUNA Mutual Insurance Society
                           President and Chief Executive Officer
                           1995- Present

                           CUNA Mutual Life Insurance Company
                           President and Chief Executive Officer
                           1995 - Present

Daniel J. Larson           CIMCO Inc.
5910 Mineral Point Rd.     Vice President
Madison, WI 53705          1995 - Present

Thomas J. Merfeld          CIMCO Inc.
5910 Mineral Point Rd.     Vice President
Madison, WI 53705          1994 - Present

George A. Nelson           CIMCO Inc.
PO Box 44965               Director and Vice Chair
Madison, WI 53744          1992 - Present

                           Evening Telegram Co. - WISC-TV
                           Vice President
                           1982 - Present

Jeffrey B. Pantages        CIMCO Inc.
5910 Mineral Point Rd.     Senior Vice President
Madison, WI 53705          1998-Present

Item 27.  Distributor

a. CUNA Brokerage Services, Inc., a registered broker-dealer, is the principal Distributor of the shares of the Ultra Series Fund. CUNA Brokerage Services, Inc. does not act as principal underwriter, depositor or investment adviser for any investment company other than the Registrant, MEMBERS Mutual Funds, CUNA Mutual Life Variable Account, and CUNA Mutual Life Variable Annuity Account.

b.   The officers and directors of CUNA Brokerage Services, Inc. are as follows:

Name and Principal      Position with              Positions and Offices
Business Address        Distributor                  with Registrant

Joseph L. Bauer*        Assistant Treasurer        Finance Reporting Operations
                                                   Manager

Wayne A. Benson*        Director & President       Chief Officer - Sales

Donna C. Blankenheim*   Assistant Secretary        Vice President
                                                   Assistant Secretary

Timothy L. Carlson**    Assistant Treasurer        None

Jan C. Doyle*           Assistant Secretary        Assistant Secretary

John C. Fritsche        Assistant Vice President   None
4455 LBJ Freeway
Suite 1108
Dallas, TX 75244

Tracy K. Gunderson*     Assistant Secretary        Recording Secretary/Technical
                                                   Writer

Lawrence R. Halverson*  Director                   None

John W. Henry*          Director & Vice President  Vice President

Michael G. Joneson*     Secretary                  Vice President

Campbell D. McHugh*     Compliance Officer         None

Andrew C. Osen*         Associate Compliance       Assistant Counsel
                        Officer

Faye A. Patzner*        Vice President - General   Senior Vice President and
                        Counsel                    General Counsel

Judd T. Schemmel*       Associate Compliance       Assistant Counsel
                        Officer

Brian L. Schroeder*     Associate Compliance       Assistant Director, Insurance
                        Officer                    & Securities Market

Barbara L. Secor**      Assistant Secretary        Assistant Vice President
                                                   Assistant Secretary

Jason E. Smith*         Assistant Secretary        Assistant Secretary

Scott Vignovich**       Director and Vice          None
                        President

Helen W. Wagabaza       Assistant Secretary        Recording Secretary/Technical
                                                   Writer

John W. Wiley*          Associate Compliance       None
                        Officer

*The principal business address of these persons is: 5910 Mineral Point Road, Madison, Wisconsin 53705.

**The principal business address of these persons is: 2000 Heritage Way, Waverly, Iowa 50677

c. There have been no commissions or other compensation paid by Registrant to unaffiliated principal underwriters.

Item 28.  Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by:

a.       CUNA Mutual Life Insurance Company
         2000 Heritage Way
         Waverly,  Iowa 50677

b.       CIMCO Inc.
         5910 Mineral Point Road
         Madison, Wisconsin 53705

c        CUNA Mutual Insurance Society
         5910 Mineral Point Road
         Madison, Wisconsin 53705

d.       State Street Bank & Trust Company
         225 Franklin Street
         Boston, Massachusetts 02110

Item 29.  Management Services

     Not applicable.

Item 30.  Undertakings

     Not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Fund certifies that it meets all of the requirements for effectiveness of this registration statement under rule 485(b) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Madison, State of Wisconsin, on the 14th day of April, 2000.

                                     Ultra Series Fund

                                     By:      /s/ Michael S. Daubs
                                              Michael S. Daubs
                                              President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE AND TITLE                            DATE


/s/ Gwendolyn M. Boeke*                         04/07/00
Gwendolyn M. Boeke
Trustee


/s/ Robert M. Buckingham                        04/14/00
Robert M. Buckingham
Assistant Secretary

/s/ Michael S. Daubs                            04/14/00
Michael S. Daubs
President and Trustee

/s/ Alfred L. Disrud*                           04/07/00
Alfred L. Disrud
Trustee

/s/ Lawrence R. Halverson                       04/14/00
Lawrence R. Halverson
Vice President, Secretary and Trustee

/s/ Michael G. Joneson                          04/14/00
Michael G. Joneson
Treasurer and Assistant Secretary

/s/ Keith S. Noah*                              04/07/00
Keith S. Noah
Trustee

/s/ Thomas C. Watt*                             04/07/00
Thomas C. Watt
Trustee
*Pursuant to Powers of Attorney.

                              INDEX TO EXHIBITS TO
                                  FORM N-1A FOR
                                ULTRA SERIES FUND

Item 23.

(d)      3.  Investment Sub-Advisory Agreement Between CIMCO Inc. Wellington
             Management Company LLP effective February 17, 2000.

(j)      (1)    Consent of Pricewaterhouse Coopers LLP
(j)      (2)    Consent of KPMG LLP

(n)      Financial Data Schedules

(p)      Ultra Series Fund's Code of Ethics.
         CIMCO Inc.'s (Investment Adviser) Code of Ethics.
         CUNA Brokerage Services, Inc.'s (Principal Underwriter) Code of Ethics

Powers of Attorney

                                 Exhibit 23(d)

                             Mid-Cap Stock Portfolio
                                     of the
                                ULTRA SERIES FUND
                        INVESTMENT SUB-ADVISORY AGREEMENT
                                     Between
                                   CIMCO Inc.
                                       and
                       Wellington Management Company, llp

         THIS INVESTMENT SUB-ADVISORY AGREEMENT ("Agreement"), effective as of the 1st day of May, 2000, by and between CIMCO Inc., an Iowa corporation (the "Adviser"), and Wellington Management Company, llp, a Massachusetts limited liability partnership (the "Sub-Adviser").

         Adviser and Sub-Adviser agree as follows:

1. Adviser hereby engages the services of Sub-Adviser in connection with Adviser's management of a portion of the assets (which could be up to 100%) of the Mid-Cap Stock Fund (the "Portfolio") of the Ultra Series Fund (the "Fund"). Adviser intends to use a manager of managers approach to the management of the Portfolio, as well as other portfolios in the Fund. Therefore, the number of sub-advisers and the percentage of assets of the Portfolio managed by each sub-adviser will be determined by the Fund's Board of Trustees and CIMCO from time to time. The portion of the assets assigned to the Sub-Adviser will be referred to as the Sub-Portfolio. Pursuant to this Agreement and subject to the oversight and supervision by Adviser and the officers and the Board of Trustees of the Fund, Sub-Adviser shall manage the investment and reinvestment of the assets of the Sub-Portfolio as requested by CIMCO.

2. Sub-Adviser hereby accepts employment by Adviser in the foregoing capacity and agrees, at its own expense, to render the services set forth herein and to provide the office space, furnishings, equipment and personnel required by it to perform such services on the terms and for the compensation provided in this Agreement.

3. In particular, Sub-Adviser shall furnish continuously an investment program for the Sub-Portfolio and shall determine from time to time in its discretion the securities and other investments to be purchased or sold or exchanged and what portions of the Sub-Portfolio shall be held in various securities, cash or other investments. In this connection, Sub-Adviser shall provide Adviser and the officers and Trustees of the Fund with such reports and documentation as the latter shall reasonably request regarding Sub-Adviser's management of the Sub-Portfolio's assets.

4. Sub-Adviser shall carry out its responsibilities under this Agreement in compliance with: (a) the Portfolio's investment objective, policies and restrictions as set forth in the Fund's current registration statement, (b) such policies or directives as the Fund's Trustees may from time to time establish or issue, and (c) applicable law and related regulations. Adviser shall promptly notify Sub-Adviser of changes to (a) or (b) above and shall notify Sub-Adviser of changes to (c) above promptly after it becomes aware of such changes.

5. The Sub-Adviser and Adviser acknowledge that the Sub-Adviser is not the compliance agent for the Fund or for the Adviser, and does not have access to all of the Fund's or the Portfolio's books and records necessary to perform certain compliance testing. To the extent that the Sub-Adviser has agreed to perform the services specified in this Agreement in accordance with the Fund's registration statement, the Fund's Declaration of Trust, the Portfolio's prospectus and any policies adopted by the Fund's Board of Trustees applicable to the Portfolio, and in accordance with applicable law, the Sub-Adviser shall perform such services based upon its books and records with respect to the Portfolio, which comprise a portion the Portfolio's books and records, and upon information and written instructions received from the Fund or the Adviser, and shall not be held responsible under this Agreement so long as it performs such services in accordance with this Agreement, the policies of the Fund's Board of Trustees and applicable law based upon such books and records and such information and instructions provided by the Fund or the Adviser. The Adviser shall promptly provide the Sub-Adviser with copies of the Fund's registration statement, the Fund's Declaration of Trust, the Portfolio's currently effective prospectus and any written policies or procedures adopted by the Fund's Board of Trustees applicable to the Portfolio and any amendments or revisions thereto.

6. The Sub-Adviser shall have full and complete discretion to establish brokerage accounts with one or more brokers, dealers or other financial intermediaries as Sub-Adviser may select, including those which from time to time may furnish to Sub-Adviser or its affiliates statistical and investment research information and other services. Sub-Adviser will place orders with or through such brokers, dealers or other financial intermediaries in accordance with Wellington Management's Statement of Policy on Brokerage Practices and the policy with respect to brokerage set forth in the Fund's Registration Statement or as the Board of Trustees or the Adviser may direct from time to time, in conformity with federal securities laws

    On occasions when Sub-Adviser deems the purchase or sale of a security to be in the best interest of the Sub-Portfolio as well as other clients of the Sub-Adviser, the Sub-Adviser to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be purchased or sold to attempt to obtain a more favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transactions, will be made by the Sub-Adviser in the manner the Sub-Adviser considers to be the most equitable and consistent with its fiduciary obligations to the Portfolio and to its other clients.

7. Unless the Adviser gives the Sub-Adviser written instructions to the contrary, the Sub-Adviser shall use its good faith judgment in a manner which it reasonably believes best serves the interests of the Portfolio's shareholders to vote or abstain from voting all proxies solicited by or with respect to the issuers of securities in which assets of the Portfolio may be invested.

    The Sub-Adviser shall not file class action claims or derivative shareholder claims on behalf of the Sub-Advised Funds. However, the Sub-Adviser will provide transaction information to the Client or custodian upon reasonable request.

8. Sub-Adviser's services under this Agreement are not exclusive. Sub-Adviser may provide the same or similar services to other clients. Sub-Adviser shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Adviser, the Fund or the Portfolio or otherwise be deemed agents of the Adviser, the Fund or the Portfolio.

9. For the services rendered, the facilities furnished and the expenses assumed by Sub-Adviser, Adviser shall pay Sub-Adviser at the end of each month, a fee based on the average daily net assets of each Portfolio at the following annual rates:

    Sub-Adviser's fee shall be accrued daily at 1/365th of the applicable annual rate set forth above. For the purpose of accruing compensation, the net assets of the Sub-Portfolio shall be determined in the manner and on the dates set forth in the current prospectus of the Fund, and, on days on which the net assets are not so determined, the net asset value computation to be used shall be as determined on the next day on which the net assets shall have been determined. In the event of termination of this Agreement, all compensation due through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within thirty business days of the date of termination.

    During any period when the determination of net asset value is suspended, the net asset value of the Sub-Portfolio as of the last business day prior to such suspension shall for this purpose be deemed to be the net asset value at the close of each succeeding business day until it is again determined.

10. The Sub-Adviser shall maintain all books and records with respect to the Sub-Advised Fund's portfolio transactions required by subparagraphs (b)(5), (6),
(7), (9), (10) and (11) and paragraph (f) of Rule 31a-1 under the Investment company Act of 1940, as amended (the "1940 Sub-Act") and shall render to the Manager such periodic and special reports as the Manager may reasonably request.

    Sub-Adviser agrees that all books and records which it maintains for the Sub-Portfolio or the Fund pursuant to this section are the property of the Fund and further agrees to surrender promptly to the Adviser or the Fund any such books, records or information upon the Adviser's or the Fund's request. All such books and records shall be made available, within five business days of a written request, to the Fund's accountants or auditors during regular business hours at Sub-Adviser's offices. Adviser and the Fund or either of their authorized representative shall have the right to copy any records in the possession of Sub-Adviser which pertain to the Portfolio or the Fund. Such books, records, information or reports shall be made available to properly authorized government representatives consistent with state and federal law and/or regulations. In the event of the termination of this Agreement, all such books, records or other information shall be returned to Adviser or the Fund free from any claim or assertion of rights by Sub-Adviser.

11. The Adviser and Sub-Adviser shall cooperate with each other in providing information, reports and other materials to regulatory and administrative bodies having proper jurisdiction over the Portfolio, the Adviser and the Sub-Adviser in connection with the services provided pursuant to this Agreement; provided, however, that this agreement to cooperate does not apply to the provision of information, reports and other materials which either the Adviser or the Sub-Adviser reasonably believes the regulatory or administrative body does not have the authority to request or is the privileged or confidential information of the Adviser or Sub-Adviser.

12. Each party to this agreement agrees that it will not disclose or use any records or information of the other party (the "non-disclosing party") obtained pursuant to this Agreement in any manner whatsoever except as authorized in this Agreement and that it will keep confidential any non-public information obtained pursuant to this Agreement and disclose such information only if non-disclosing party (or the Fund, in cases where the non-disclosing party is the Adviser) has authorized such disclosure, or if such disclosure is required by federal or state regulatory authorities.

13. In the absence of willful misfeasance, bad faith or gross negligence on the part of Sub-Adviser or its officers, Trustees or employees, or reckless disregard by Sub-Adviser of its duties under this Agreement, Sub-Adviser shall not be liable to Adviser, the Portfolio, the Fund or to any shareholder of the Portfolio for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services.

14. Representations and Warranties.

    a. Adviser represents and warrants that:

       (1) Adviser is registered with the U.S. Securities and Exchange Commission under the Advisers Act. The Adviser shall remain so registered throughout the term of this Agreement and shall notify Sub-Adviser immediately if Adviser ceases to be so registered as an investment adviser;

       (2) The Adviser is a corporation duly organized and validly existing under the laws of the State of Iowa with the power to own and possess its assets and carry on its business as it is now being conducted;

       (3) The execution, delivery and performance by the Adviser of Agreement are within the Adviser's powers and have been duly authorized by all necessary action on the part of its directors, and no action by or in respect of, or filing with, any governmental body, agency or official is required on the part of the Adviser for the execution, delivery and performance of this Agreement by the parties hereto, and the execution, delivery and performance of this Agreement by the parties hereto does not contravene or constitute a default under: (a) any provision of applicable law, rule or regulation; (b) the Advisers' Articles of Incorporation or Bylaws; or (c) any agreement, judgment, injunction, order, decree or other instruments binding upon the Adviser;

       (4) This Agreement is a valid and binding Agreement of the Adviser;

       (5) The Adviser has provided the Sub-Adviser with a copy of its Form ADV as most recently filed with the Securities and Exchange Commission ("SEC") and the Adviser further represents that it will, within a reasonable time after filing any amendment to its Form ADV with the SEC furnish a copy of such amendments to the Sub-Adviser. The information contained in the Adviser's Form ADV is accurate and complete in all material respects and does not omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading; and

       (6) The Adviser acknowledges that it received a copy of the Sub-Adviser's current Form ADV, at least 48 hours prior to the execution of this Agreement and has delivered a copy of the same to the Fund.

    b. Sub-Adviser represents and warrants that:

       (1) Sub-Adviser is registered with the U.S. Securities and Exchange Commission under the Advisers Act. The Sub-Adviser shall remain so registered throughout the term of this Agreement and shall notify Adviser immediately if Sub-Adviser ceases to be so registered as an investment adviser;

       (2) The Sub-Adviser is a limited  liability  partnership  duly organized
and  validly   existing  under  the  laws  of  the   Commonwealth  of
Massachusetts with the power to own and possess its assets and carry on its business as it is now being conducted;

       (3) The execution, delivery and performance by the Sub-Adviser of this Agreement are within the Sub-Adviser's powers and have been duly authorized by all necessary action on the part of its directors, and no action by or in respect of, or filing with, any governmental body, agency or official is required on the part of the Sub-Adviser for the execution, delivery and performance of this Agreement by the parties hereto, and the execution, delivery and performance of this Agreement by the parties hereto does not contravene or constitute a default under: (a) any provision of applicable law, rule or regulation; (b) the Sub-Advisers Articles of Incorporation or Bylaws; or (c) any agreement, judgment, injunction, order, decree or other instruments binding upon the Sub-Adviser;

       (4) This Agreement is a valid and binding Agreement of the Sub-Adviser;

       (5) The Sub-Adviser has provided the Adviser with a copy of its Form ADV as most recently filed with the SEC and the Sub-Adviser further represents that it will, within a reasonable time after filing any amendment to its Form ADV with the SEC furnish a copy of such amendments to the Adviser. The information contained in the Sub-Adviser's Form ADV is accurate and complete in all material respects and does not omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading; and

       (6) The Sub-Adviser acknowledges that it received a copy of the Adviser's current Form ADV, at least 48 hours prior to the execution of this Agreement and has delivered a copy of the same to the Fund.

15. The Adviser will not use, and will not permit the Fund to use, the Sub-Adviser's name (or that of any affiliate) or any derivative thereof or logo associated therewith in Fund literature without prior review and approval by the Sub-Adviser.

16. This Agreement shall not become effective unless and until it is approved by the Board of Trustees of the Fund, including a majority of Trustees who are not parties to this Agreement or interested persons of any such party to this Agreement. This Agreement shall come into full force and effect on the date which it is so approved. This Agreement shall continue in effect for two years and shall thereafter continue in effect from year to year so long as such continuance is specifically approved at least annually by (i) the Board of Trustees of the Fund, or by the vote of a majority of the outstanding votes attributable to shares of the class of stock representing an interest in the Portfolio; and (ii) a majority of those Trustees who are not parties to this Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval.

17. This Agreement may be terminated at any time without the payment of any penalty, by the Fund's Board of Trustees, or by vote of a majority of the outstanding votes attributable to shares of the class of stock representing an interest in the Portfolio on sixty (60) days written notice to the Adviser and Sub-Adviser, or by the Adviser, or by the Sub-Adviser, on sixty (60) days written notice to the other. This Agreement shall automatically terminate in the event of its assignment or in the event of the termination of the investment Advisery agreement between the Adviser and the Fund regarding the Adviser's management of the Portfolio.

18. This Agreement may be amended by either party only if such amendment is specifically approved by a majority of those Trustees who are not parties to this Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval.

19. The terms "assignment", "affiliated person" and "interested person", when used in this Agreement, shall have the respective meanings specified in the 1940 Act. The term "majority of the outstanding votes attributable to shares of the class" means the lesser of (a) 67% or more of the shares of such class present at a meeting if more than 50% of such shares are present or represented by proxy or (b) more than 50% of the votes attributable to the shares of such class.

20.  This  Agreement   shall  be  construed  in  accordance  with  laws  of  the
Commonwealth of Massachusetts, and applicable provisions of the Advisers Act.

21. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

                                         CIMCO Inc.

                                         By: /s/ Michael S. Daubs
                                         Michael S. Daubs, President

ATTEST:
/s/ Kevin S. Thompson
Kevin S. Thompson
                                         Wellington Management Company, llp

                                         By:  John H. Gooch
                                         Title:  Senior Vice President

ATTEST:
/s/ Sara Lou Sherman
Sara Lou Sherman

                                 Exhibit 23(j)(1)

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form N-1A of our report dated February 11, 2000, relating to the financial statements and financial highlights of Ultra Series Fund, which appear in such Registration Statement. We also consent to the references to us under the headings "Financial Highlights" and "Independent Accountants" in such Registration Statement.


PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
April 14, 2000

                                 Exhibit 23(j)(2)

                          Independent Auditors' Consent


The Board of Trustees
Ultra Series Fund:

We consent to the use of our report dated February 5, 1999 included herein and to the references to our Firm under the heading "FINANCIAL HIGHLIGHTS" in Part A and "INDEPENDENT ACCOUNTANTS" in Part B of the registration statement.


                                                               KPMG LLP


Minneapolis, Minnesota
April 17, 2000